As Filed with the Securities and Exchange Commission on October 24, 2003

Registration No. 333-106619

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OMNOVA Solutions Inc.

(Exact Name of Registrant as Specified in Its Charter)

Ohio (State or Other Jurisdiction of Incorporation or Organization)	2890 (Primary Standard Industrial Classification Code Number)	34-1897652 (I.R.S. Employer Identification Number)

175 Ghent Road

Fairlawn, Ohio 44333-3300

Telephone: (330) 869-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James C. LeMay

Senior Vice President, Business Development; General Counsel

175 Ghent Road

Fairlawn, Ohio 44333-3300

Telephone: (330) 869-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher M. Kelly, Esq.

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

(216) 586-3939

Approximate date of commencement of proposed sale to the public:    As soon as practicable following the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This information in this prospectus is not complete. OMNOVA Solutions Inc. may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and OMNOVA Solutions is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 24, 2003

PROSPECTUS

$165,000,000

Offer to Exchange

All Outstanding 11 1/4% Senior Secured Notes Due 2010

For 11 1/4% Senior Secured Notes Due 2010

of

OMNOVA Solutions Inc.

This Exchange Offer Will Expire at 5:00 P.M.

New York City Time, on                          , 2003

The Exchange Notes

•	The terms of the notes to be issued are substantially identical to the outstanding notes that we issued on May 28, 2003, except for transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes that will not apply to the exchange notes.

•	Interest on the notes accrues at the rate of 11 1/4% per year, payable in cash every six months on June 1 and December 1, with the first payment on December 1, 2003.

•	The notes will be our senior obligations, secured by a lien on substantially all of our real property and equipment relating to our 10 principal domestic manufacturing facilities, and will rank equally with our existing and future senior debt, and senior to our future subordinated debt.

Material Terms of the Exchange Offer

•	Expires at 5:00 p.m., New York City time, on , 2003, unless extended.

•	This exchange offer is not subject to any condition other than that it must not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

•	All outstanding notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of notes which are registered under the Securities Act of 1933.

•	Tenders of outstanding notes may be withdrawn at any time before the expiration of the exchange offer.

•	We will not receive any cash proceeds from the exchange offer.

Please consider carefully the “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003.

REFERENCES TO ADDITIONAL INFORMATION

This prospectus incorporates important business and financial information about OMNOVA Solutions that is not included in or delivered with this prospectus. You may obtain documents that are filed by OMNOVA Solutions with the Securities and Exchange Commission and incorporated by reference in this prospectus without charge by requesting the documents, in writing or by telephone, from the Securities and Exchange Commission or:

OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, Ohio 44333-3300

Attention: Michael E. Hicks

Telephone: (330) 869-4411

If you would like to request copies of these documents, please do so by                          , 2003 in order to receive them before the expiration of the exchange offer. See “Where You Can Find More Information.”

i

SUMMARY

The following summary contains information about OMNOVA Solutions and this exchange offer. It does not contain all of the information that may be important to you in making a decision to exchange any outstanding notes. For a more complete understanding of OMNOVA Solutions and this exchange offer, we urge you to read carefully this entire prospectus and the documents incorporated by reference, including the “Risk Factors” and “Disclosure Regarding Forward-Looking Statements” sections and our financial statements and the notes to those statements. Unless the context otherwise indicates, the terms “OMNOVA Solutions,” “OMNOVA,” “we,” “our” and “us,” as used in this prospectus, refer to OMNOVA Solutions Inc. and its consolidated subsidiaries. Our fiscal year ends November 30, and when we refer to any of our fiscal years, we are referring to the twelve-month period ending November 30 of such year. All other references to years refer to calendar years. Unless otherwise stated, when we refer to Adjusted EBITDA, we are referring to the definition of Adjusted EBITDA contained in footnote (5) in “—Summary Historical Financial Data.” For more information regarding segment data, see note R to our consolidated financial statements and note K to our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus.

OMNOVA Solutions Inc.

We are an innovator of emulsion polymers and specialty chemicals, decorative and functional surfaces and single-ply roofing systems for a variety of commercial, industrial and residential end uses. Our products provide critical performance and aesthetic attributes to materials that people use daily. Over 70% of our sales are generated in product categories in which we maintain leading positions. Our leading positions have been built through innovative products, customized product solutions, strong brands, strong technical expertise, well-established distribution channels and long-standing customer relationships. We have over 2,000 customers who rely on over 1,000 OMNOVA products to differentiate themselves in the marketplace. We utilize 18 strategically located manufacturing, development and design facilities in North America, Europe and Asia to service our broad customer base.

In fiscal 2002, we derived 91% of our net sales from North America, 8% of our net sales from Europe and 1% of our net sales from other regions. In fiscal 2002, we had net sales of $681.2 million, net cash provided by operating activities of $31.4 million and Adjusted EBITDA of $46.9 million. For a reconciliation from net cash provided by operating activities to Adjusted EBITDA and the reasons why we believe that the presentation of Adjusted EBITDA provides useful information to investors, see footnote (5) in “—Summary Historical Financial Data.” We have three reportable business segments, Performance Chemicals, Decorative Products and Building Products, which have the following principal product categories.

Performance Chemicals

Our Performance Chemicals segment produces a broad range of emulsion polymers and specialty chemicals based primarily on styrene butadiene, styrene butadiene acrylonitrile, vinyl acetate, acrylic, styrene acrylic, vinyl acrylic, glyoxal and fluorochemical chemistries. We are North America’s second largest producer of styrene butadiene latex, or SB latex, and operate advanced, strategically-located, low-cost production facilities, which we believe provide us with an advantaged conversion cost position relative to our competitors. Our custom-formulated products are tailored for coatings, binders and adhesives, which are used in paper, carpet, nonwovens, textiles, construction, floor care, tape, tires, plastic parts and various other specialty chemical applications. Our products provide a variety of functional properties to enhance our customers’ products, including greater strength, adhesion, dimensional stability, water resistance, flow and leveling, improved processibility and enhanced appearance. Our Performance Chemicals segment is recognized for its core capabilities in emulsion polymer technology and for its ability to rapidly develop highly-customized products that provide innovative, cost-effective customer solutions. Performance Chemicals generated net sales of $299.4 million and segment operating profit of $22.1 million for fiscal 2002. For more information regarding segment data, see note R to our consolidated financial statements and note K to our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus.

Products

Specialty Chemicals.    We are a leading North American supplier of specialty polymers and chemicals for a variety of niche product categories. Applications for our specialty polymers and chemicals include nonwovens (such as diapers, engine filters, resilient flooring and roofing mat), floor polish, tire cord adhesive and plastic part coatings.

Paper Chemicals.    We are a leading North American supplier of custom-formulated SB latex and styrene butadiene acrylonitrile latex, or SBA latex, for paper and paperboard coatings. In addition, we produce a broad variety of specialty chemical additives for coating applications in the paper industry. Applications for our products include paper and paperboard coatings used in magazines, catalogs, direct mail advertising, brochures, food cartons, household and other consumer and industrial packaging.

Carpet Chemicals.    We are a leading North American supplier of custom-formulated SB latex used as carpet backing adhesive.

Decorative Products

Our Decorative Products segment develops, designs, produces and markets a broad line of decorative and functional surfacing products, including commercial wallcoverings, coated and performance fabrics, printed and solid color surface laminates and industrial films. These products are used in numerous applications, including building refurbishment and remodeling, new construction, furniture, cabinets, transportation, manufactured housing, retail display, consumer electronics, flooring and home furnishings. Our core competencies in design, coating, compounding, calendering, extruding, printing and embossing enable us to develop unique, aesthetically pleasing decorative surfaces that have functional properties that address specific customer needs. We have industry leading design capabilities, an extensive design library covering a broad range of styles, patterns, textures and colors and strong coating and processing capabilities to create product functionality solutions. Our broad range of products and end-use applications give us economies of scale in sourcing, manufacturing, design, technology and process development. Decorative Products generated net sales of $288.7 million and segment operating profit of $7.3 million for fiscal 2002. For more information regarding segment data, see note R to our consolidated financial statements and note K to our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus.

Products

Commercial Wallcoverings.    We are a leading North American and European supplier of wallcoverings used in commercial applications. Applications for our commercial wallcoverings include refurbishment and new construction for the commercial office, hospitality, health care, retail, education and restaurant markets.

Coated Fabrics.    We are a leading North American supplier of vinyl and urethane coated fabrics for commercial applications. Applications for our coated fabrics include:

•	residential furniture;

•	commercial furniture (office, hospitality, health care and education markets);

•	transportation seating (mass transit and marine markets);

•	interior structures (office cubicles, walls and room dividers); and

•	soft top covers (automotive market).

Decorative Laminates.    We are a leading North American supplier of paper and vinyl decorative laminates for wood and metal surfaces. Applications for our decorative laminates include manufactured housing and recreational vehicle interiors, kitchen and bath cabinets, office furniture, consumer electronics, retail display, flooring and ready-to-assemble furniture.

Building Products

Our Building Products segment produces single-ply roofing systems for newly constructed or renovated commercial, governmental or educational buildings. Building Products generated net sales of $93.1 million and had a segment operating loss of $4.9 million for fiscal 2002. For more information regarding segment data, see note R to our consolidated financial statements and note K to our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus.

Products

Commercial Roofing.    We are a major North American supplier of single-ply roofing systems for the new and replacement commercial roofing markets. We are one of the few suppliers of all three single-ply roofing systems: synthetic rubber, or EPDM, thermoplastic polyolefins, or TPO, and polyvinyl chloride, or PVC.

Recent Developments

On October 14, 2003, we announced a company-wide restructuring that will result in the reduction of approximately 100 salary and hourly positions, or 4.4% of our workforce worldwide. This action was due to the continuing weakness in certain of our served end-use markets and historically high raw material costs. The increase in demand for our chemical and commercial roofing products in the third quarter of fiscal 2003 continues to be offset by the deep and prolonged recessionary conditions in the commercial office and hospitality refurbishment and new construction markets served by our Decorative Products segment. Most of the position reductions are in Decorative Products. We expect to save about $6.2 million in fiscal 2004 as a result of this action. This savings is in addition to the $16 million of annual cost reductions related to our cost of goods sold and sales, general and administrative expenses through the third quarter of fiscal 2003. We will incur a restructuring charge of approximately $1.3 million in the fourth quarter of fiscal 2003 as a result of this action.

Information About OMNOVA Solutions

We are an Ohio corporation formed in June 1999 as a wholly owned subsidiary of GenCorp Inc. On October 1, 1999, OMNOVA Solutions was spun-off from GenCorp as an independent, publicly-traded corporation. Our principal executive office is located at 175 Ghent Road, Fairlawn, Ohio 44333, and our telephone number is (330) 869-4200. Our common shares are listed on The New York Stock Exchange under the symbol “OMN.”

The Exchange Offer

The Exchange Offer

We are offering to exchange $165.0 million in principal amount of our 11 1/4 % senior secured notes due June 1, 2010, which have been registered under the federal securities laws, for $165.0 million in principal amount of our outstanding unregistered 11 1/4% senior secured notes due June 1, 2010, which we issued on May 28, 2003 in a private offering. You have the right to exchange your outstanding notes for exchange notes with substantially identical terms.

In order for your outstanding notes to be exchanged, you must properly tender them before the expiration of the exchange offer. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the exchange notes on or promptly after the expiration of the exchange offer.

Registration Rights Agreement

We sold the outstanding notes on May 28, 2003 to a limited number of initial purchasers. At that time, we signed a registration rights agreement with those initial purchasers that requires us to conduct this exchange offer. This exchange offer is intended to satisfy those rights set forth in the registration rights agreement. After the exchange offer is complete, you will not have any further rights under the registration rights agreement, including any right to require us to register any outstanding notes that you do not exchange or to pay you liquidated damages.

If You Fail to Exchange Your Outstanding Notes

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and indenture governing those notes. In general, you may not offer or sell your outstanding notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2003, unless we decide to extend the expiration date. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer

The exchange offer is subject to conditions that we may waive. The exchange offer is not conditioned upon any minimum amount of outstanding notes being tendered for exchange. See “The Exchange Offer—Conditions.”

We reserve the right, subject to applicable law, at any time and from time to time, but before the expiration of the exchange offer:

•	to extend the expiration date of the exchange offer and retain all tendered outstanding notes subject to the right of tendering holders to withdraw their tender of outstanding notes if specified conditions have not been satisfied;

•	to terminate the exchange offer if specified conditions have not been satisfied; and

• • to waive any condition or otherwise amend the terms of the exchange offer in any respect. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Procedures for Tendering Notes	If you wish to tender your outstanding notes for exchange, you must:

•	complete and sign the enclosed letter of transmittal by following the related instructions; and

•	send the letter of transmittal, as directed in the instructions, together with any other required documents, to the exchange agent, either (1) with the outstanding notes to be tendered or (2) in compliance with the specified procedures for guaranteed delivery of the outstanding notes.

Brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

Please do not send your letter of transmittal or certificates representing your outstanding notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See “The Exchange Offer—Exchange Agent.”

Special Procedures for Beneficial Owners

If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your outstanding notes pursuant to the exchange offer. See “The Exchange Offer—Procedures for Tendering.”

Withdrawal Rights

You may withdraw the tender of your outstanding notes at any time before the expiration date of the exchange offer by delivering a written notice of your withdrawal to the exchange agent. You must also follow the withdrawal procedures as described under the heading “The Exchange Offer—Withdrawal of Tenders.”

Federal Income Tax Considerations	The exchange of outstanding notes for the exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

Resale of Exchange Notes

We believe that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the federal securities laws, provided that:

•	you are acquiring the exchange notes in the ordinary course of business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•	you are not one of our affiliates, as defined in Rule 405 of the Securities Act; and

•	you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Our belief is based on interpretations by the Staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The Staff has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the Staff would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume or indemnify you against this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired by such broker-dealer as a result of market-making or other trading activities must agree to deliver a prospectus meeting the requirements of the federal securities laws in connection with any resale of the exchange notes. See “The Exchange Offer—Resale of the Exchange Notes.”

Exchange Agent

The exchange agent for the exchange offer is The Bank of New York. The address, telephone number and facsimile number of the exchange agent are set forth in the “The Exchange Offer—Exchange Agent” and in the letter of transmittal.

See “The Exchange Offer” for more detailed information concerning the exchange offer.

The Exchange Notes

For a more complete description of the terms of the exchange notes, see “Description of the Notes.”

Exchange Notes	$165,000,000 principal amount of 11 1/4% senior secured notes due 2010.

Maturity	June 1, 2010.

Interest Rate	11 1/4% per year (calculated using a 360-day year).

Interest Payment Dates	June 1 and December 1, beginning on December 1, 2003. Interest will accrue from May 28, 2003.

Guarantees

Certain of our subsidiaries may, in certain circumstances, guarantee the exchange notes on a senior unsecured basis. We anticipate that none of our subsidiaries will guarantee the exchange notes on the issue date.

Ranking

The exchange notes will be our secured senior obligations and will rank equally with our existing and future senior debt and senior to our future subordinated debt. The exchange notes will be effectively subordinated to our new credit facility with respect to the collateral securing the facility to the extent of the value of such collateral. We do not have any existing subordinated debt. As of August 31, 2003, we had approximately $211.5 million of senior debt outstanding. Based on an available borrowing base of $92.0 million at August 31, 2003 and our minimum excess availability requirements, we had approximately $38.3 million of unused borrowing available under our new credit facility.

Security

The exchange notes will be secured by a first priority lien, subject to certain permitted encumbrances, on substantially all of our real property and equipment relating to our 10 principal domestic manufacturing facilities, all additions and improvements thereto, replacements thereof and the proceeds therefrom. The lien securing the exchange notes will not extend to any assets securing our new credit facility. Our new credit facility is secured by a first priority lien on our domestic inventory, accounts receivable and intangibles, as well as a pledge of all of the outstanding capital stock of two of our domestic subsidiaries that own our principal foreign subsidiaries. The liens securing our new credit facility will not extend to any assets or property securing the exchange notes. See “Description of the Notes—Collateral.”

Optional Redemption

Except as described below, we cannot redeem the exchange notes until June 1, 2007. Thereafter, we may redeem some or all of the exchange notes at the redemption prices listed in the “Description of the Notes” section under the heading “Redemption—Optional

Redemption,” plus accrued and unpaid interest to the date of redemption.

Optional Redemption After an Equity Offering

On or before June 1, 2006, we may, at our option and subject to certain requirements, use the net proceeds from one or more qualified equity offerings to redeem up to 35% of the aggregate principal amount of the exchange notes and any outstanding notes that remain outstanding after the consummation of the exchange offer at 111.250% of their principal amount, plus accrued and unpaid interest. See “Description of the Notes—Redemption—Optional Redemption upon Equity Offerings.”

Change of Control Offer

If we experience a change in control of our company, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of the principal amount, plus accrued and unpaid interest to the repurchase date, if any.

We might not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

•	we might not have enough funds at that time; or

•	the terms of our other senior debt may prevent us from doing so.

Asset Sale Proceeds

If we engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, repay senior debt (if the assets sold are assets other than those securing the exchange notes) or make an offer to purchase a principal amount of the exchange notes equal to the excess net cash proceeds. The purchase price of the exchange notes will be 100% of their principal amount, plus accrued and unpaid interest.

Certain Covenants	The indenture governing the exchange notes contains certain covenants that, among other things, limit our ability and the ability of some of our subsidiaries to:

•	incur additional debt;

•	create liens;

•	make investments;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

•	enter into transactions with affiliates;

•	in the case of some of our subsidiaries, guarantee debt;

•	declare or pay dividends, redeem stock or make other distributions to shareholders; and

•	consolidate, merge or transfer or sell assets.

These covenants are subject to a number of important qualifications and limitations. See “Description of the Notes.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Listing	We do not intend to apply for listing of the exchange notes on any securities exchange or for quotation of the exchange notes in any automated dealer quotation system.

Risk Factors	See “Risk Factors” for a description of certain of the risks you should consider before deciding whether to exchange any outstanding notes.

SUMMARY HISTORICAL FINANCIAL DATA

The following table presents our summary historical financial data and pro forma financial data at the dates and for the periods indicated. The historical financial data for the fiscal years ended 2000, 2001 and 2002 are derived from our audited consolidated financial statements. The historical financial data for the nine-month periods ended August 31, 2002 and 2003 are derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements have been prepared by us on a basis consistent with our audited financial statements. We were spun-off from GenCorp Inc. as an independent public company as of October 1, 1999. The summary historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and our unaudited interim condensed consolidated financial statements and related notes appearing elsewhere in this prospectus.

The following table also presents our summary unaudited pro forma financial data. The unaudited pro forma consolidated financial data for the year ended November 30, 2002 and the nine months ended August 31, 2003 give effect to the offering of our outstanding notes and related transactions as if they occurred as of the beginning of the year or period, as applicable. The summary unaudited pro forma financial data are provided for informational purposes only and do not purport to be indicative of the results that would have actually been obtained had the transactions been completed on the date indicated or that may be expected to occur in the future.

Year Ended November 30,	Nine Months Ended August 31,
Historical	Pro Forma(1)	Historical	Pro Forma(2)
2000	2001	2002	2002	2002	2003	2003
(dollars in millions)
Statement of operations data:
Net sales	$773.3	$737.0	$681.2	$681.2	$508.9	$506.8	$506.8
Costs and expenses:
Cost of products sold	$569.1	$539.9	$496.8	$496.8	$367.5	$383.3	$383.3
Selling, general and administrative	140.7	141.9	140.3	140.3	106.1	102.9	102.9
Depreciation and amortization(3)	33.3	34.3	28.8	28.8	21.8	20.3	20.3
Interest expense	14.7	14.0	8.1	20.5	(a)	6.1	10.2	15.1	(a)
Other expense (income), net	3.8	1.2	2.3	0.9	(b)	2.7	2.2	1.3	(b)
Restructuring and severance(4)	3.8	16.4	(2.6)	(2.6)	(2.2)	7.3	7.3
Deferred financing cost write-off	—	0.1	—	—	—	3.1	—
Spin-off related costs	0.6	0.1	—	—	—	—	—

Total	$766.0	$747.9	$673.7	$684.7	$502.0	$529.3	$530.2

Income (loss) before income taxes	$7.3	$(10.9)	$7.5	$(3.5)	$6.9	$(22.5)	$(23.4)
Income tax expense (benefit)	2.9	(4.2)	0.5	0.5	(c)	0.4	—	—

Income (loss) before cumulative effect of accounting change	$4.4	$(6.7)	$7.0	$(4.0)	$6.5	$(22.5)	$(23.4)

Cumulative effect of change in accounting principle(3)	—	—	(142.5)	(142.5)	—

Net income (loss)	$4.4	$(6.7)	$(135.5)	$(136.0)	$(22.5)

Earnings (loss) per share, diluted	$0.11	$(0.17)	$(3.40)	$(3.70)	$(3.41)	$(0.56)	$(0.59)
Number of shares outstanding in millions	40.2	39.6	39.8	39.6	39.9	39.9	39.9
Other data:
Adjusted EBITDA(5)	$58.6	$41.3	$46.9	$46.9	$36.5	$13.1	$15.8
Cash flows:
From (used by) operations	$120.2	$20.4	$31.4	$18.8	$(60.3)
From (used by) investing	$(50.6)	$(20.0)	$(3.7)	$(6.9)	$(4.4)
From (used by) financing	$(67.8)	$(3.6)	$(28.2)	$(12.1)	$71.5
Capital expenditures(6)	$35.3	$19.5	$11.1	$7.7	$6.3
Ratio of earnings to fixed charges(7)	1.4	x	—	1.6	x	—	1.7	x	—

	Year Ended November 30,			Nine Months Ended August 31,
	Historical			Historical
	2000	2001	2002	2002	2003
	(dollars in millions)
Balance sheet data (as of period end):
Cash and cash equivalents	$11.7	$8.5	$8.4	$8.6	$15.3
Working capital(8)	$(8.7)	$8.8	$0.8	$8.7	$77.3
Total assets(3)	$647.5	$639.1	$466.1	$490.9	$523.5
Total debt (including current portion)	$154.8	$161.3	$132.5	$148.5	$211.5
Shareholders’ equity(3)	$287.9	$278.1	$147.2	$146.8	$126.6

(1)	Pro forma fiscal 2002 has been adjusted to give effect to (i) the offering of our outstanding notes, (ii) the termination of our receivables sale program, (iii) the repayment of all amounts outstanding under our old credit facility and (iv) initial borrowings under our new credit facility. The line items have been adjusted as follows:
(a)	Interest expense has been adjusted for the issuance of $165.0 million aggregate principal amount of senior secured notes at an interest rate of 11.25% and an average of $45.5 million of borrowings for pro forma fiscal 2002 under our new credit facility at an assumed interest rate of 4.3%. The new credit facility’s borrowing rate is variable, and the borrowings are at LIBOR plus 300 basis points as of August 31, 2003. An increase of 1/8 of 1% on the borrowing rate will affect interest expense by less than $0.1 million on an annual basis.
(b)	Other expense (income), net has been adjusted for the elimination of the cost of the receivables sale program of $1.5 million, the elimination of existing amortization of deferred financing costs of $1.0 million and additional amortization of deferred financing costs of $1.1 million associated with our outstanding notes and our new credit facility.
(c)	Although pro forma income before taxes is in a loss position, due to separate legal entity filing requirements at the local country level, a tax expense of $0.5 million is required.
(2)	Pro forma for the nine months ended August 31, 2003 has been adjusted to give effect to (i) the offering of our outstanding notes, (ii) the termination of our receivables sale program, (iii) the repayment of all amounts outstanding under our old credit facility and (iv) initial borrowings under our new credit facility. The line items have been adjusted as follows:
(a)	Interest expense has been adjusted for the issuance of $165.0 million aggregate principal amount of senior secured notes at an interest rate of 11.25% and an average of $36.8 million of borrowings for the nine months ended August 31, 2003 under our new credit facility at an assumed interest rate of 4.3%. The new credit facility’s borrowing rate is variable, and the borrowings are at LIBOR plus 300 basis points as of August 31, 2003. An increase of 1/8 of 1% on the borrowing rate will affect interest expense by approximately $0.1 million on an annual basis.
(b)	Other expense (income), net has been adjusted for the elimination of the cost of the receivables sale program of $0.7 million, the elimination of existing amortization of deferred financing costs of $1.3 million and additional amortization of deferred financing costs of $1.1 million associated with our outstanding notes and our new credit facility.
(3)	At the beginning of the first quarter of fiscal 2002, we adopted SFAS 142, which required a write-down of $142.5 million and the non-amortization of goodwill and indefinite lived intangible assets. Amortization of these items was $6.7 million in fiscal 2000 and $5.8 million in fiscal 2001.
(4)	The restructuring and severance items were primarily for the following: a charge of $3.8 million for early retirement obligations for our former chief executive officer in fiscal 2000, a charge of $16.4 million for the shutdown of our Greensboro, North Carolina facility and the restructuring of our corporate headquarters in fiscal 2001, income of $2.6 million from the gain on the sale of the Greensboro, North Carolina facility and the reversal of an unused restructuring reserve in fiscal 2002. For the nine-month period ended August 31, 2003, a charge of $7.3 million was taken for a reduction in workforce program, consolidation of a design facility and exiting the heat transfer product line.

(5)	We define Adjusted EBITDA as earnings before interest (which includes interest, the cost of the receivables sale program and amortization, including write-off, of financing costs), taxes, depreciation and amortization. Our Adjusted EBITDA calculation includes the effect of our restructuring and severance programs and nonrecurring items such as the sale of our airplane and the costs related to our spin-off. We believe that the presentation of Adjusted EBITDA provides useful information to investors because it can be used as a measure of our ability to service our debt and related interest expense obligations and as a valuation tool to assist in measuring enterprise value. However, Adjusted EBITDA is not a measurement of liquidity computed in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for any measure of cash flow from operations as determined in accordance with generally accepted accounting principles. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. The following table provides a reconciliation from net cash provided (used) by operating activities to Adjusted EBITDA.

	Year Ended November 30				Nine Months Ended August 31,
	Historical			Pro Forma	Historical		Pro Forma
	2000	2001	2002	2002	2002	2003	2003
	(dollars in millions)
Net cash provided (used) by operating activities	$120.2	$20.4	$31.4	$(34.6)	$18.8	$(60.3)	$(61.2)
Interest expense	14.7	14.0	8.1	8.1	6.1	10.2	15.1
Financing amortization	0.3	0.7	1.0	1.1	0.6	1.3	1.1
Receivables sale program costs	3.0	3.2	1.5	—	1.1	0.7	—
Current income tax expense, net of deferred income tax expense	3.2	(1.4)	0.5	0.5	0.4	—	—
Write-down of fixed assets and intangible assets	—	—	—	—	—	(5.2)	(5.2)
Foreign currency loss	(0.7)	—	—	—	—	—	—
Gain (loss) on sale of fixed assets	—	—	(0.3)	(0.3)	2.0	1.2	1.2
Change in operating assets and liabilities, net effects of business acquisitions and disposals	(82.1)	4.4	4.7	72.1	7.5	65.2	62.1

Adjusted EBITDA	$58.6	$41.3	$46.9	$46.9	$36.5	$13.1	$13.1

(6)	During fiscal 2000 and fiscal 2001, we made capital investments of approximately $19.0 million in the aggregate for our pilot plant in Mogadore, Ohio, our extruder facility in Muscle Shoals, Alabama and our pilot paper coater plant at our corporate technology center in Akron, Ohio. Excluding these capital investment projects, our capital expenditures averaged $15.7 million annually for the period from fiscal 2000 to fiscal 2002.
(7)	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes plus fixed charges. Fixed charges include interest, expensed or capitalized, including amortization of deferred financing costs and the estimated interest component of rent expense. For 1998, the ratio of earnings to fixed charges was 8.6x. For 1999, the ratio of earnings to fixed charges was 3.8x. For 2001, the ratio was less than 1.0x and was deficient by $12.3 million. For pro forma 2002, the ratio was less than 1.0x and was deficient by $4.4 million. For the nine-month period ended August 31, 2003, the ratio was less than 1.0x and was deficient by $21.8 million.
(8)	Working capital is defined as total current assets less total current liabilities.

RISK FACTORS

An investment in the exchange notes involves risk. You should read and consider carefully each of the following factors, as well as the other information contained in this prospectus, before making a decision to exchange any outstanding notes.

Risks Relating to the Exchange Notes and Our Debt

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under the exchange notes.

Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, joint ventures and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the product categories in which we participate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, we may incur substantial additional debt in the future. The terms of the indenture governing the exchange notes, our new credit facility and other agreements governing our debt allow us to incur additional debt subject to certain limitations. If new debt is added to current debt levels, the related risks described above could intensify. If such debt financing is not available when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

Our failure to generate sufficient cash flow could prevent us from meeting our debt service requirements or prevent us from obtaining refinancing.

Our ability to make payments on and to refinance our debt, including the exchange notes, and to fund planned capital expenditures and expansion efforts and any strategic alliances or acquisitions we may make in the future, if any, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. Although we believe that our cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets and receipt of asset sale proceeds, will be sufficient to meet our operating expenses and capital expenditures and service our debt requirements as they become due, we may not generate sufficient cash flow from operations or have borrowings available to us when needed or in an amount sufficient to enable us to repay debt, including the exchange notes, or to fund other liquidity needs. Additionally, we may need to refinance all or a portion of our debt on or before maturity. However, we may not be able to refinance any of our debt on commercially reasonable terms or at all.

The value of the collateral securing the exchange notes may be insufficient to pay all amounts owed under the exchange notes if an event of default occurs.

In the event of a foreclosure or liquidation of the collateral securing the exchange notes, the value realized on the collateral will depend on market conditions, the availability of buyers and other factors. The proceeds from the sale of the collateral (after payment of expenses of the sale and of other liens on the collateral that might, under applicable law or as otherwise permitted by the indenture governing the exchange notes, rank prior to the lien on the collateral in favor of the trustee under the indenture governing the exchange notes) may not be sufficient to repay noteholders all amounts owed under the indenture and the exchange notes, which may include amounts in addition to the debt incurred in the offering of our outstanding notes. If these proceeds are insufficient to repay amounts owed under the indenture and the exchange notes, then holders of the exchange notes would have a general senior unsecured claim against our remaining assets, which would be effectively subordinated to secured debt to the extent of the value of the collateral securing such secured debt. The collateral is, by its nature, illiquid, and, therefore, may not be able to be sold in a short period of time or at all. A significant portion of the collateral, including the real property portion thereof, includes assets that may only be usable as part of the existing operating business or business segment. Accordingly, any such sale of the collateral, including the real property portion thereof, separate from the sale of the company or business segment, as a whole, may not be feasible or yield any value. Also, in certain limited circumstances, we may be able to grant liens to other parties on the collateral securing the exchange notes that rank prior to the lien on the collateral in favor of the trustee under the indenture governing the exchange notes.

In the event of bankruptcy, the trustee may be unable to collect the full value of the exchange notes by foreclosing upon the collateral.

The right of the trustee to repossess and dispose of, or otherwise exercise remedies in respect of, the collateral securing the exchange notes upon the occurrence of an event of default may be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us or a guarantor, if any, prior to the collateral agent having repossessed and disposed of, or otherwise exercised remedies in respect of, the collateral. Under applicable federal bankruptcy laws, a secured creditor such as the trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments if the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the exchange notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent could repossess or dispose of the collateral or whether or to what extent holders of the exchange notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.” Furthermore, in the event the bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the exchange notes would hold “undersecured claims.” Applicable federal bankruptcy laws do not permit the payment and/or accrual of interest, costs and attorney’s fees for “undersecured claims” during the debtor’s bankruptcy case.

The liens securing the exchange notes do not apply to the same collateral securing our new credit facility. If there is an event of default and the value of the collateral securing the exchange notes is insufficient to repay you, your rights to any remaining collateral will be subordinate to the lenders under our new credit facility.

Our obligations under our new credit facility are secured by liens on significant assets of ours that are not included in the collateral for the exchange notes. Accordingly, the exchange notes will be effectively subordinated to our new credit facility with respect to the collateral securing the facility to the extent of the value of such collateral. See “Description of the Notes—Collateral.”

If we issue additional notes under the indenture, those additional notes will share in the collateral, which may result in the value of the collateral being insufficient to pay all amounts owed under exchange notes and additional notes if an event of default occurs.

Our obligation to make payments on the exchange notes will be secured only by the collateral described in this prospectus under “Description of the Notes—Collateral.” In addition, the collateral securing the exchange notes offered hereby will be shared by any additional notes issued under the indenture governing the exchange notes, which may be in an unlimited amount so long as we meet the requirements of the covenant limiting our incurrence of debt and other certain requirements. If an event of default occurs, however, the issuance of additional notes could result in the collateral being insufficient to pay all amounts owed under the exchange notes and those additional notes. The indenture governing the exchange notes provides that we may issue up to $35.0 million in additional notes without securing or acquiring any additional collateral or improving existing collateral. Thereafter, we will be obligated to use not less than 80% of the proceeds from any further issuance of additional notes to acquire additional collateral or make improvements to the existing collateral securing the exchange notes. See “Description of the Notes—Principal, Maturity and Interest” and “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.”

The agreements governing our debt contain various covenants that limit our management’s discretion in the operation of our business, and our failure to comply with those covenants may result in events of default under those agreements.

The agreements governing our debt contain various covenants, including those that restrict our ability to:

•	borrow money;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments;

•	use assets as security in other transactions;

•	sell certain assets or merge with or into other companies;

•	enter into sale and leaseback transactions; and

•	enter into unrelated businesses.

Our new credit facility requires us to meet certain financial covenants, including covenants relating to minimum excess availability and minimum fixed charge coverage ratio.

Any failure to comply with the restrictions of our new credit facility or any agreement governing our debt, including the indenture governing the exchange notes, may result in an event of default under one or more of those agreements. Such default may allow the creditors to accelerate the related debt, which acceleration may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any commitments they had made to supply us with further funds. In such an event, we may not have sufficient assets to pay amounts due on the exchange notes. As a result, you may receive less than the full amount you would be otherwise entitled to receive on the exchange notes. For more information, see “Description of Other Debt” and “Description of the Notes.”

In the event of a change of control, we may not have sufficient funds, or the ability to raise sufficient funds, necessary to repurchase the exchange notes as required by the indenture, which would result in an event of default.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to purchase all of the exchange notes outstanding. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of the change of control to make the required purchase of exchange notes, which would result in an event of default under the indenture. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our debt, would not constitute a “change of control” under the indenture governing the exchange notes. Our ability to purchase the exchange notes upon certain specific kinds of change of control events may be limited by the terms of our other debt, including our new credit facility. If a change of control occurs, we may not have sufficient funds available to repay other debt obligations, in addition to the exchange notes, that will be required to be repaid.

We anticipate that, on the day the exchange notes are issued, none of our subsidiaries will guarantee the exchange notes. Accordingly, the assets of our non-guarantor subsidiaries may not be available to make payments on the exchange notes if we are unable to satisfy our obligations under the exchange notes, and the creditors of our subsidiaries would be paid before you.

Substantially all of our U.S. operations are conducted through OMNOVA Solutions Inc. and not through subsidiaries, while substantially all of our operations outside of the U.S. are conducted through our direct or indirect foreign subsidiaries. Our subsidiaries have no obligations to make payments to us or to the trustee in respect of the exchange notes. Though the indenture governing the exchange notes will require that our subsidiaries generally will be required to guarantee the exchange notes if these subsidiaries guarantee other debt of ours, the requisite circumstances may not come to pass. We anticipate that, on the date of issuance of the exchange notes, none of our subsidiaries, including our foreign subsidiaries, will guarantee the exchange notes. In the event of a bankruptcy, liquidation or reorganization of any non-guarantor subsidiary, the creditors of such subsidiary (including trade creditors) will generally be entitled to payment of their claims from the assets of such subsidiary before any assets are made available for distribution to us as a stockholder. After paying its own creditors, a non-guarantor subsidiary may not have any remaining assets available for payment to you as a holder of exchange notes. As a result, the exchange notes are effectively junior in right of payment to the obligations of our non-guarantor subsidiaries.

There may be no active trading market for the exchange notes, which may affect your ability to resell your exchange notes.

Prior to this exchange offer, there has been no public market for the exchange notes. The exchange notes are a new class of securities that have never been traded. An active trading market for the exchange notes may not develop or, if one does develop, it may not be sustained. Also, it is possible that the market for the exchange notes will be volatile. This volatility in price may affect your ability to resell your exchange notes or the timing of their sale.

If you do not exchange your outstanding notes, you may have difficulty in transferring them at a later time.

We will issue exchange notes in exchange for the outstanding notes after the exchange agent receives your outstanding notes, the letter of transmittal and all related documents. You should allow adequate time for delivery if you choose to tender your outstanding notes for exchange. Outstanding notes that are not exchanged will remain subject to restrictions on transfer and will not have rights to registration.

If you do participate in the exchange offer for the purpose of participating in the distribution of the exchange notes, you must comply with the registration and prospectus delivery requirements of the Securities Act for any resale transaction. Each broker-dealer who holds outstanding notes for its own account due to market-making or other trading activities and who receives exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. If any outstanding notes are not tendered in the exchange or are tendered but not accepted, the trading market for such outstanding notes could be negatively affected due to the limited amount expected to remain outstanding following the completion of the exchange offer.

Risks Relating to Our Business

We are exposed to general economic conditions, which could decrease demand for our products in our end-use markets. This decreased demand could have a negative effect on our results of operation.

Manufacturing companies are experiencing an economic downturn. Many of our end-use markets have been adversely affected by this downturn, particularly the hotel, office, institutional furniture, manufactured housing and print advertising markets, which resulted in reduced demand for our products. Accordingly, this decreased demand negatively impacts our financial performance. The severity and duration of this downturn could cause additional adverse impacts on our financial performance. As a result of unfavorable general economic conditions and reduced spending by customers, our sales have declined over the last few years. For example, our net sales decreased from $773.3 million for fiscal 2000 to $737.0 million for fiscal 2001 and $681.2 million for fiscal 2002. If the economic conditions in the United States and the rest of the world continue to worsen, particularly in the end-use markets in which we operate, we may experience a further decline in our results of operations, including decreased earnings and reduced cash flow. Reduced cash flow may prevent us from meeting our obligations under the exchange notes.

Raw material prices have a significant impact on our profitability. If raw material prices increase, and we cannot pass those price increases on to our customers, our profitability and financial condition may suffer.

The principal raw materials that we use in our business are derived from petrochemicals and chemical feedstocks such as polyvinyl chloride, styrene and butadiene. Specifically, Performance Chemicals uses monomers such as styrene and butadiene extensively in its products, and Decorative Products and Building Products use polyvinyl chloride extensively in their products. If we are unable to pass along increased raw materials prices to our customers, our profitability, and thus our financial condition, may be adversely affected. The cost of these raw materials has a significant impact on our profitability. The prices of many of these raw materials are cyclical and volatile. For example, the prices of styrene and butadiene have rapidly increased in the recent past. Supply and demand factors, which are beyond our control, generally affect the price of our raw materials. While we generally attempt to pass along increased raw materials prices onto our customers in the form of price increases, historically there has been a time delay between increased raw materials prices and our ability to increase the prices of our products. Additionally, we may not be able to increase the prices of our products due to pricing pressure and other factors.

Consolidation of our customers and competitors has created increased pricing pressure in our industry. If we are unable to resist this pricing pressure, we will have to reduce our prices, which may negatively impact our profit margins.

We face continued pricing pressure from our customers and competitors. If we are unable to offset continued pricing pressure through improved operating efficiencies and reduced expenditures, we will have to reduce our prices, which may negatively impact our profit margins. Customers frequently seek price reductions, and recent consolidation among our customer base, particularly within the paper industry, has created customers with greater purchasing power. Additionally, consolidation among our competitors has created competitors with greater financial, marketing and other resources than we have. Accordingly, these consolidations have lead to increased pricing pressure on us.

Our sales and profitability depend on our ability to continue to develop new products that appeal to customers and end users. If we are unable to develop new products, our sales may suffer.

Our business depends to a substantial extent on our ability to develop, introduce and support cost-effective new products and technologies on a timely basis. If we fail to develop and deploy new cost-effective products and technologies or enhancements of existing products on a timely basis, or if we experience delays in the development, introduction or enhancement of our products and technologies, our products may no longer be competitive and our sales may suffer.

Our business is subject to the usual hazards associated with chemical businesses, any of which could interrupt our production and adversely affect our results of operations.

We are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and waste, including explosions, fires, leaks, discharges, inclement weather, natural disasters, mechanical failure, unscheduled downtime and transportation interruption or calamities. The occurrence of material operating problems at our facilities diminishes our ability to meet our output goals. Accordingly, these problems or interruptions may have a material adverse effect on our operations as a whole, including our results of operations, both during and after the period of operational difficulties.

We may be unable to achieve, or may be delayed in achieving, our goals under certain workplace initiatives and cost-reduction measures, which may adversely affect our results of operations and cash flow.

We have put into place operational excellence processes using LEAN Six Sigma quality, supply chain management and high performance workplace initiatives throughout our businesses in an effort to lower our cost structure. Additionally, we are dedicated to continuous cost reduction, and have recently taken actions to reduce our overall annual costs. If we are unable to achieve, or if we meet any unexpected delays in achieving, these goals, our results of operations and cash flow may be adversely affected. Additionally, even if we achieve these goals, we may not receive the expected financial benefits of these goals, or the costs of implementing these workplace initiatives and cost-reduction measures could exceed the benefits of these initiatives and measures.

We participate in several joint ventures that may not operate according to their business plans if our partners fail to fulfill their obligations, which may adversely affect our results of operations or force us to dedicate additional resources to these joint ventures.

We participate in several joint ventures both in the United States and abroad and may enter into additional joint ventures in the future. The nature of a joint venture requires us to share control with unaffiliated third parties. If our joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business plan. In that case, our results of operations may be adversely affected or we may be required to increase our level of commitment to the joint venture. Also, differences in views among joint venture participants may result in delayed decisions or failures to agree on major issues. If these differences cause the joint ventures to deviate from their business plans, our results of operations could be adversely affected.

We may not be able to identify or complete transactions with attractive acquisition candidates, which may negatively impact our business strategy.

As part of our business strategy, we have pursued, and may continue to pursue, strategic alliances and targeted acquisition opportunities that we believe would complement our business. We may not be successful in entering into any strategic alliance or consummating any acquisition, which may negatively impact our business strategy. Any strategic alliances or targeted acquisitions will be accompanied by the risks commonly encountered in strategic alliances and acquisitions of businesses. We may not be successful in overcoming these risks or any other problems encountered in connection with any of our strategic alliances or acquisitions.

The occurrence or threat of extraordinary events, including domestic and international terrorist attacks and acts of war, may substantially decrease the use of and demand for our products.

Recent domestic and international terrorist activities, the continuing threat of terrorist attacks within and outside the United States, the recent war between the United States and Iraq and the heightened tensions between the United States and North Korea have caused economic and political uncertainties and may further weaken the already weakened end-use markets for our products. The occurrence of extraordinary events, including future terrorist attacks and the outbreak or escalation of hostilities, cannot be predicted, and their occurrence can be expected to further negatively affect the economy generally, and specifically the markets for our products.

Extensive environmental, health and safety laws and regulations impact our operations and assets, and compliance with these regulations could adversely affect our results of operations.

Our business operations and ownership of real property are subject to numerous foreign, federal, state and local environmental and health and safety laws and regulations which may have a significant effect on the costs of transportation and storage of raw materials and finished products, as well as the costs of the storage and disposal of wastes. We believe we are in material compliance with applicable environmental and worker health and safety requirements. However, we may incur substantial costs, including fines, damages, criminal or civil sanctions, remediation costs or experience interruptions in our operations for violations arising under these laws and regulations that could adversely affect our results of operations. The nature of our business, including historical operations at our current and former facilities, exposes us to risks of liability under these laws and regulations due to the production, storage, use, transportation and sale of materials that can cause contamination or personal injury if released into the environment. A few of our facilities, including those at Mogadore, Ohio, Jeannette, Pennsylvania and Chester, South Carolina (each of which will constitute collateral for the exchange notes) have a long history of industrial use including use of underground storage tanks. In addition, our facility at Monroe, North Carolina (which will constitute collateral for the exchange notes), is currently listed on the state’s Inactive Hazardous Sites Branch Inventory of Sites based on the potential for soil and groundwater contamination at the site. Groundwater contamination at our facility in Chester, South Carolina is currently being remediated by the former owner under a consent agreement with the state and an indemnification agreement with us.

We expect to continue to be subject to increasingly stringent environmental and health and safety laws and regulations. Certain environmental requirements provide for strict and, under certain circumstances, joint and several, liability for investigation and remediation of releases of hazardous substances into the environment and liability for related damages to natural resources. It is difficult to predict the future interpretation and development of environmental and health and safety laws and regulations or their impact on our future earnings and operations. We anticipate that compliance will continue to require increased capital expenditures and operating costs. Any increase in these costs, or unanticipated liabilities arising for example out of discovery of previously unknown conditions or more aggressive enforcement actions, could adversely affect our results of operations. Additionally, any such increase in costs or unanticipated liabilities may exceed our reserves, which could have a material adverse effect on our financial condition.

Because we maintain a self-insured health care plan for our employees, increases in health care costs may adversely affect our results of operations.

We maintain a self-insured health care plan for our employees under which we generally share the cost of health care with our employees. Health care costs have been escalating over the past few years. Accordingly, as health care costs increase, our health care expenses also increase. Health care expense has increased from $17.1 million at the end of fiscal 2000 to $19.2 million at the end of fiscal 2001 and $20.1 million at the end of fiscal 2002.

Our business may be adversely affected by risks typically encountered in international operations and fluctuations in currency exchange rates.

We conduct our business in several foreign jurisdictions and are subject to the risks normally associated with international operations, including the following:

•	fluctuations in currency exchange rates;

•	transportation delays and interruptions;

•	political and economic instability and disruptions;

•	the imposition of duties and tariffs;

•	import and export controls;

•	labor unrest and current and changing regulatory environments;

•	the risks of divergent business expectations or cultural incompatibility inherent in establishing joint ventures with foreign partners;

•	difficulties in staffing and managing multi-national operations;

•	limitations on our ability to enforce legal rights and remedies; and

•	potentially adverse tax consequences.

Any of these events could have an adverse effect on our international operations in the future by reducing the demand for our products, decreasing the prices at which we can sell our products or otherwise having an adverse effect on our business, financial condition or results of operations. In addition, we may not be able to operate in compliance with foreign laws and regulations, or comply with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject, in the event that these laws or regulations change.

Some of our employees are covered by collective bargaining agreements that are due to expire in the next year. The failure to renew any of those agreements could result in a prolonged work stoppage, which could materially adversely affect our results of operations.

As of September 30, 2003, approximately 30% of our employees are covered by collective bargaining agreements. Approximately 610 employees are covered by four separate collective bargaining agreements that are due to expire prior to September 30, 2004. We cannot assure you that these agreements will be renewed on similar terms or renegotiated on acceptable terms. Any prolonged work stoppages in one or more of our facilities could materially adversely affect our results of operations.

Lower investment performance by our pension assets may require us to record pension expense and begin making contributions to the pension trust, which would divert funds from other uses.

The combination of several factors may require us to begin recording pension expense of approximately $3.5 million in fiscal 2005. The lower investment performance by our pension plan assets, caused by the decline in the stock market, has significantly reduced the surplus position of the plan. Changes in long-term expectations for inflation and the equity markets have led us to lower our assumed long-term rate of return from 8.75% to 8.5% for asset performance. With the low interest rate environment, we have also decreased our discount rate, which is the rate used to measure our defined benefit pension plan obligations, from 7.25% to 6.5%. These rates were determined as of August 31, 2003, the plan’s measurement date. We do not anticipate making cash contributions to the pension fund until 2007. However, in order to manage the pension fund over the long term, we may find it prudent to make contributions before 2007. In addition, we cannot predict whether changing economic conditions or other factors will lead or require us to make contributions in excess of our current expectations, which would divert funds that we would otherwise apply to other uses. Additionally, we may not have the funds necessary to meet any minimum pension funding requirements.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could” and similar expressions or phrases identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in the end-use markets in which we operate. Others are more specific to our operations. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Factors that may cause actual results to differ from expected results include, among others:

•	general economic trends affecting our end-use markets;

•	raw material prices for petrochemicals and chemical feedstocks, including polyvinyl chloride, styrene and butadiene;

•	acts of war or terrorism;

•	competitive pressure on pricing;

•	our ability to develop successful new products;

•	customer and/or competitor consolidation;

•	operational issues at our facilities;

•	availability of financing to fund operations at anticipated rates and terms;

•	our ability to successfully implement our productivity enhancement and cost reduction initiatives;

•	prolonged work stoppages;

•	governmental and regulatory policies;

•	rapid increases in health care costs;

•	risks associated with foreign operations, including fluctuations in exchange rates of foreign currencies;

•	our strategic alliance and acquisition activities;

•	our substantial debt and leverage and our ability to service our debt; and

•	the other factors that we describe in this prospectus under the heading “Risk Factors.”

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus. We undertake no obligation, and specifically decline any obligation, other than that imposed by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

You should refer to the section entitled “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

MARKET SHARE, RANKING AND OTHER DATA

The market share, ranking and other similar data contained in this prospectus are based either on management’s own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, such data is subject to change and cannot always be verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, consumption patterns and customer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

COMPANY TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks and trade names used in our business, including without limitation, Bolta, Essex, Genon, Lanark, Tower, X-Quest, Guard, Muraspec, Murek, MemErase, Surf(x), Reneer, Rendura, Decotone, Deconeer, Elastotherm, Endurion, Diversiwall, Boltaflex, PreFixx, Nautolex, GenFlex, GenFlo, GenCryl, Sequaflow, GenTac, AcryPrint, Sunkote, Sunbond, Sunkem, UniQ-Print, Sequapel, Sequabond, GenCal, OmnaBloc, OmnaTuf, Suncryl, Secoat, Secryl, Mor-Glo, Mor-Shine, Mor-Flo, AcryGen, Mykon, Permafresh and PolyFox, as well as other trade names and product names. The GREENGUARD INDOOR AIR QUALITY CERTIFIED trademark is licensed through the GREENGUARD Environmental Institute.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. Because we are exchanging the exchange notes for the outstanding notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our debt.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of August 31, 2003 and includes the sale of the outstanding notes issued on May 28, 2003 and the related transactions. The table should be read in conjunction with our consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our other financial data included elsewhere in this prospectus.

As of August 31, 2003
(dollars in millions)
Cash and cash equivalents	$15.3

Amount of receivables sold under the receivables sale program(1)	$—

Long-term Debt:
New credit facility(1)(2)	45.0
Senior secured notes due 2010	165.0
Other debt	1.5

Total long-term debt:	$211.5

Shareholders’ equity:
Common shares, par value $0.10 per share	$4.2
Additional paid-in capital	309.3
Retained deficit	(170.5)
Treasury stock	(12.8)
Accumulated comprehensive loss	(3.6)

Total shareholders’ equity	$126.6

Total capitalization	$338.1

(1)	We used the net proceeds from the issuance of our outstanding notes, together with initial borrowings under our new credit facility, to repay $141.7 million outstanding under our old credit facility as of May 28, 2003 and to terminate our receivables sale program, pursuant to which $47.7 million of accounts receivable were sold as of May 28, 2003.
(2)	As of August 31, 2003, we had, based on an available borrowing base of $92.0 million at such date and our minimum excess requirements, approximately $38.3 million of availability under our new credit facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical financial data. The selected historical financial data for the fiscal years ended 1998, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements. The historical financial data for the nine-month periods ended August 31, 2002 and 2003 are derived from our unaudited financial statements. We were spun-off from GenCorp Inc. as an independent public company as of October 1, 1999. The selected historical financial data should be read in conjunction with our consolidated financial statements and related notes and our unaudited interim condensed consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended November 30,					Nine Months Ended August 31,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in millions, except per share data)					(unaudited)
Statement of operations data:
Net sales	$624.2	$767.4	$773.3	$737.0	$681.2	$508.9	$506.8
Costs and expenses:
Cost of products sold	$406.8	$503.8	$569.1	$539.9	$496.8	$367.5	$383.3
Selling, general and administrative	116.3	156.0	140.7	141.9	140.3	106.1	102.9
Depreciation and amortization(1)	21.5	30.7	33.3	34.3	28.8	21.8	20.3
Interest expense	7.9	18.6	14.7	14.0	8.1	6.1	10.2
Other expense (income), net	(2.1)	(1.3)	3.8	1.2	2.3	2.7	2.2
Restructuring and severance(2)	3.4	4.4	3.8	16.4	(2.6)	(2.2)	7.3
Unusual item(3)	—	(5.5)	—	—	—	—	—
Deferred financing costs write-off	—	—	—	0.1	—	—	3.1
Spin-off related costs	—	2.2	0.6	0.1	—	—	—

Total	$553.8	$708.9	$766.0	$747.9	$673.7	$502.0	$529.3

Income (loss) before income taxes	70.4	58.5	7.3	(10.9)	7.5	6.9	(22.5)
Income tax expense (benefit)	27.8	24.1	2.9	(4.2)	0.5	0.4	—

Income (loss) before cumulative effect of accounting change	$42.6	$34.4	$4.4	$(6.7)	$7.0	$6.5	$(22.5)
Cumulative effect of accounting change(1)	—	—	—	—	(142.5)	(142.5)	—

Net income (loss)	$42.6	$34.4	$4.4	$(6.7)	$(135.5)	$(136.0)	$(22.5)

Basic earnings (loss) per share:
Earnings (loss) before cumulative effect of accounting change	$1.03	$0.82	$0.11	$(0.17)	$0.18	$0.17	$(0.56)
Cumulative effect of accounting change	—	—	—	—	(3.60)	(3.60)	—

Net earnings (loss) per share	$1.03	$0.82	$0.11	$(0.17)	$(3.42)	$(3.43)	$(0.56)

Diluted earnings (loss) per share:
Earnings (loss) before cumulative effect of accounting change	$1.01	$0.82	$0.11	$(0.17)	$0.18	$0.16	$(0.56)
Cumulative effect of accounting change	—	—	—	—	(3.58)	(3.57)	—

Net earnings (loss) per share	$1.01	$0.82	$0.11	$(0.17)	$(3.40)	$(3.41)	$(0.56)

General:
Cash dividends paid per share	$—	$0.05	$0.20	$0.10	$—	$—	$—
Capital expenditures(4)	$18.0	$35.0	$35.3	$19.5	$11.1	$7.7	$6.3
Total assets(1)	$602.7	$722.5	$647.5	$639.1	$466.1	$490.9	$523.5
Long-term debt	$—	$190.0	$145.8	$157.8	$126.5	$146.5	$211.5
Ratio of earnings to fixed charges(5)	8.6x	3.8x	1.4x	—	1.6x	1.7x	—

(1)	During fiscal 2002, we adopted SFAS 142, which required a write-down of goodwill and indefinite lived intangible assets in the amount of $142.5 million. Effective December 1, 2001, goodwill and indefinite lived intangibles were no longer amortized. Amortization of these items was $2.3 million in fiscal 1998, $6.1 million in fiscal 1999, $6.7 million in fiscal 2000 and $5.8 million in fiscal 2001.
(2)	For an analysis of restructuring and severance items, see footnotes (1), (2) and (3) to “—Business Segment Information” on page 25 of this prospectus.
(3)	The unusual item related to the sale of our corporate jet for $5.5 million in fiscal 1999.
(4)	For the period from fiscal 1999 through fiscal 2001, we made capital investments of approximately $27.0 million for our pilot plant in Mogadore, Ohio, our extruder facility in Muscle Shoals, Alabama and our Pilot Paper Coater at our Corporate Technology Center in Akron, Ohio. In fiscal 1999, we made additional capital investments of $12.0 million in newly acquired businesses between fiscal 1997 and fiscal 1999. Absent these items, capital expenditures averaged $16 million annually during the period from fiscal 1998 through fiscal 2002.

(5)	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes plus fixed charges. Fixed charges include interest, expensed or capitalized, including amortization of deferred financing costs and the estimated interest component of rent expense. For fiscal 2001, the ratio was less than 1.0x and was deficient by $12.3 million. For the nine-month period ended August 31, 2003, the ratio was less than 1.0x and was deficient by $21.8 million.

Business Segment Information

The following table sets forth a summary of operations by reportable segment and a reconciliation to consolidated income (loss) before taxes. We present this table because management believes that it provides a better basis for investors to understand our businesses and to be better able to compare operating results year over year.

	Year-Ended November 30,					Nine Months Ended August 31,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Net sales:
Performance Chemicals	$225.6	$323.9	$343.5	$320.9	$299.4	$222.4	$243.2
Decorative Products	317.8	345.3	323.9	302.8	288.7	217.5	194.6
Building Products	80.8	98.2	105.9	113.3	93.1	69.0	69.0

	$624.2	$767.4	$773.3	$737.0	$681.2	$508.9	$506.8
Segment Operating Profit (Loss):
Performance Chemicals (PC)
Operating profit	$35.0	$31.6	$3.7	$18.8	$19.9	$16.2	$9.1
Restructuring and severance(1)	—	(0.5)	—	(14.4)	2.2	2.1	(0.4)

PC segment operating profit	$35.0	$31.1	$3.7	$4.4	$22.1	$18.3	$8.7
Decorative Products (DP)
Operating profit (loss)	45.9	44.5	38.0	17.8	7.2	5.0	(5.1)
Restructuring and severance(2)	(3.4)	(3.9)	(0.3)	0.7	0.1	(0.2)	(6.7)

DP segment operating profit (loss)	$42.5	$40.6	$37.7	$18.5	$7.3	$4.8	$(11.8)
Building Products (BP)
Operating profit (loss)	5.6	6.9	0.4	(4.5)	(4.9)	(2.3)	1.6
Restructuring and severance	—	—	—	—	—	—	(0.1)

BP segment operating profit (loss)	$5.6	$6.9	$0.4	$(4.5)	$(4.9)	$(2.3)	$1.5

Total segment operating profit (loss)	$83.1	$78.6	$41.8	$18.4	$24.5	$20.8	$(1.6)
Interest expense	(7.9)	(18.6)	(14.7)	(14.0)	(8.1)	(6.1)	(10.2)
Corporate expense	(4.8)	(7.0)	(16.3)	(11.3)	(9.2)	(8.1)	(7.5)
Corporate restructuring and severance(3)	—	—	(3.5)	(3.9)	0.3	0.3	(0.1)
Deferred financing costs write-off	—	—	—	(0.1)	—	—	(3.1)
Unusual items(4)	—	5.5	—	—	—	—	—

Income (loss) before taxes	$70.4	$58.5	$7.3	$(10.9)	$7.5	$6.9	$(22.5)

Other data:
Depreciation and amortization
Performance Chemicals	$8.0	$14.8	$16.5	$16.5	$13.3	$10.1	$9.6
Decorative Products	$13.3	$15.5	$15.7	$16.3	$13.8	$10.2	$9.5
Building Products	$0.1	$0.1	$0.1	$0.6	$1.2	$0.9	$0.9
Capital expenditures
Performance Chemicals	$5.0	$14.0	$13.0	$5.5	$4.2	$3.2	$2.6
Decorative Products	$13.0	$20.7	$13.1	$7.0	$6.6	$4.2	$3.6
Building Products	$—	$—	$8.9	$7.0	$0.2	$0.2	$0.1

(1)	Performance Chemicals’ items were primarily for the following: a restructuring charge of $14.4 million for the shutdown of our Greensboro, North Carolina facility in fiscal 2001 and a gain of $2.2 million resulting form the sale of our Greensboro, North Carolina facility in fiscal 2002.
(2)	Decorative Products’ items were primarily for the following: a charge of $3.4 million associated with exiting the residential wallcovering business in fiscal 1998, a charge of $3.9 million associated with the distribution realignment of wallcovering lines and a write-off of obsolete equipment in fiscal 1999, a charge of $(0.3) million associated with a workforce reduction of $0.9 million and $0.6 million for the write-off of an asset offset by a reversal of $1.2 million primarily for unused severance reserves associated with prior restructuring reserves in fiscal 2000, a reversal of an unutilized distribution realignment reserve for $0.7 million in fiscal 2001, and a charge of $6.7 million for a reduction in workforce program, consolidation of a design facility and exiting the heat transfer product line for the nine-month period ended August 31, 2003.
(3)	Corporate’s items were primarily for the following: a charge of $3.5 million related to the early retirement benefits for our former chief executive officer in fiscal 2000 and a restructuring charge of $3.9 million related to the restructuring of our corporate headquarters in 2001.
(4)	The unusual item related to the sale of our corporate jet for $5.5 million in fiscal 1999.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the notes to those statements and other financial information included elsewhere in or incorporated by reference into this prospectus. In particular, for more information regarding segment information, see note R to our consolidated financial statements, note K to our unaudited interim condensed consolidated financial statements and the business segment information section of “Selected Historical Consolidated Financial Data”, which are included elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in the forward-looking statements. For more information regarding forward-looking statements, see “Risk Factors” and “Disclosure Regarding Forward-Looking Statements”.

Overview

We are an innovator of emulsion polymers and specialty chemicals, decorative and functional surfaces and single-ply roofing systems for a variety of commercial, industrial and residential end uses. We have three reportable business segments: Performance Chemicals, Decorative Products and Building Products. Our Performance Chemicals segment produces a broad range of emulsion polymers and specialty chemicals based primarily on styrene butadiene, styrene butadiene acrylonitrile, vinyl acetate, acrylic, styrene acrylic, vinyl acrylic, glyoxal and fluorochemical chemistries. Our Performance Chemicals segment’s custom-formulated products are tailored for coatings, binders and adhesives, which are used in paper, carpet, nonwovens, textiles, construction, floor care, tires, plastic parts and various other specialty chemical applications. Our Decorative Products segment develops, designs, produces and markets a broad line of decorative and functional surfacing products, including commercial wallcoverings, coated and performance fabrics, printed and solid color surface laminates and industrial films. These products are used in numerous applications, including building refurbishment and remodeling, new construction, furniture, cabinets, transportation, manufactured housing, retail display, consumer electronics, flooring and home furnishings. Our Building Products segment produces single-ply roofing systems for the new and replacement commercial roofing markets. The roofing systems are used for various structures including office complexes, shopping malls, stadiums, schools and governmental buildings.

We were spun off from GenCorp Inc. as an independent public company as of October 1, 1999. In the past, we have pursued both organic growth and growth through joint ventures and strategic alliances, as well as select acquisitions. During fiscal 1998, we acquired Walker Greenbank’s U.K.-based Muraspec commercial wallcovering business. During fiscal 1999, we formed a joint venture with the Thailand-based Charoen Pokphand Group in a Rayong, Thailand-based decorative film and coated fabrics business to serve the Asia-Pacific region and provide expanded product lines to North America and Europe, and we acquired the global floor care polymer business of Morton International Inc. and the U.S. acrylic emulsion polymers business of PolymerLatex, Inc. During fiscal 2000, we formed a national distribution joint venture, Muraspec N.A. LLC, or MNA, with Brewster Wallpaper Corp. to distribute three of our wallcovering brands and a diverse offering of other commercial wallcoverings and a joint venture with an affiliate of the Thailand-based Charoen Pokphand Group, which acquired a Shanghai, China-based coated fabrics business to serve the Asia-Pacific region. During fiscal 2001 and fiscal 2002, we purchased certain business lines and assets of Decorative Surfaces International, Inc., or DSI.

In May 2002, we formed RohmNova, a joint venture formed with Rohm and Haas Company, for the purpose of marketing, selling and servicing latex binders, synthetic pigments and specialty chemical additives for coatings in the paper and paperboard industry. The joint venture has reduced our costs while providing total solutions capability to customers and offers a strong portfolio of complementary coating products for the paper and paperboard industry.

The sales in each of our segments are affected by numerous factors. In the Performance Chemicals segment, the key sales drivers are the ability to create custom polymer and specialty chemical solutions to enhance customer product performance, price and domestic demand for coated paper and carpeting.

In the Decorative Products and Building Products segments, sales are impacted by the level of spending on office building, hotel, hospital, retail, education and restaurant refurbishment and new construction. To a lesser extent, sales in the Decorative Products segment are also impacted by institutional furniture sales, manufactured housing shipments and residential refurbishment. Product aesthetics, including color and design, as well as functional performance, including stain and scratch resistance, are important differentiators for the Decorative Products segment.

We are subject to changes in our manufacturing costs arising from volatility in the price of several key raw materials including styrene, butadiene and polyvinyl chloride resins. The cost of raw materials has a significant impact on our profitability. Although the prices of styrene and butadiene have recently experienced rapid increases, prices of crude oil and natural gas, which have also recently increased significantly, have declined over the last several months. Accordingly, the prices of styrene and butadiene have begun to decrease. Historically, we have generally been able to increase our prices to offset some or all of raw material price inflation.

Management discusses our operating performance by reportable business segment and provides segment operating profit performance excluding segment restructuring and severance items because this is the manner in which segment operating results are reported to management for purposes of assessing the performance of our business segments and in making decisions regarding the allocation of resources to our business segments. Management also believes that providing segment operating performance excluding segment restructuring and severance items provides a better basis for investors to understand our businesses and to be better able to compare operating results year over year.

Segment information has been prepared in accordance with the Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 131, “Disclosures About Segments of an Enterprise and Related Information.” Our three reportable segments were determined based on products and services provided by each operating segment. Accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Results of Operations of Three and Nine Months Ended August 31, 2003 Compared to Three and Nine Months Ended August 31, 2002

Our net sales decreased 0.5% to $176.8 million for the third quarter of fiscal 2003 compared to $177.6 million during the same period a year ago. Our Performance Chemicals and Building Products business segments experienced a 12.4% and 9.5% revenue increase, respectively, while the Decorative Products business segment’s revenue decreased 16.9%. Sales for the nine months ended August 31, 2003 decreased 0.4% to $506.8 million compared to $508.9 million for the same period a year ago. Our Performance Chemicals business segment experienced a 9.4% revenue increase while our Decorative Products business segment experienced a 10.5% revenue decrease and the Building Products business segment’s revenue remained level for the nine months ended August 31, 2003.

We experienced a segment operating loss of $(3.0) million for the third quarter of fiscal 2003 as compared to a segment operating profit of $4.5 million for the third quarter of fiscal 2002. Operating margins (loss) declined to (1.7)% during the third quarter of fiscal 2003 as compared to 2.5% for the comparable period in the prior fiscal year. The overall decline was due to restructuring charges, higher raw material costs and lower decorative products sales partially offset by productivity increases, pricing increases and reduced discretionary spending. Included in segment operating profit for the three months ended August 31, 2003 was a net charge of $6.2 million primarily related to the announced exiting of the heat transfer product line, as compared to income of $0.2 million from the reversal of a prior restructuring reserve for the three months ended August 31, 2002. Excluding these restructuring and severance items, segment operating profit was $3.2 million for the three months ended August 31, 2003 as compared to $4.3 million for the three months ended August 31, 2002. Excluding the restructuring and severance items, operating margins for the three months ended August 31, 2003 were 1.8% compared to 2.4% for the same period a year ago.

For the nine months ended August 31, 2003, we experienced a segment operating loss of $1.6 million compared to a segment operating profit of $20.8 million for the same period last year. Operating margins (loss) for the nine months ended August 31, 2003 were (0.3)% compared to 4.1% for the same period a year ago.

Included in segment operating (loss) profit for the nine months ended August 31, 2003 was a net charge of $7.2 million primarily related to the announced exiting of the heat transfer product line, a reduction in workforce program and the relocation of a design center as compared to a net gain of $1.9 million primarily related to the sale of a closed facility for the same period in fiscal 2002. Excluding these restructuring and severance items, segment operating profit was $5.6 million for the nine months ended August 31, 2003 as compared to $18.9 million for the nine months ended August 31, 2002. Excluding the restructuring and severance items, operating margins for the nine months ended August 31, 2003 were 1.1% compared to 3.7% for the same period a year ago. The decline in margins for the three and nine months ended August 31, 2003 as compared to the three and nine months ended August 31, 2002 stemmed mainly from product mix and higher raw material costs.

Performance Chemicals’ net sales during the third quarter of fiscal 2003 increased 12.4% to $85.5 million compared to $76.1 million in the third quarter of fiscal 2002. The increase resulted primarily from product pricing actions of $7.3 million and volume increases of $2.1 million. The price and volume increases primarily affected the paper and carpet product lines. Segment operating profit for the third quarter of fiscal 2003 was $5.4 million compared to $3.2 million for the same period a year ago. The increase was due to increased pricing actions and volume increases offset by $5.7 million of higher raw material costs during the quarter related primarily to significantly higher prices for oil and natural gas feedstocks. The increase in raw material costs affected all product lines. In addition to the price increases, the increase in raw material costs was partially offset by higher volume, improvements in productivity and lower spending of $0.6 million. Segment operating profit margins increased to 6.3% in the third quarter of fiscal 2003 from 4.2% in the third quarter of fiscal 2002. The segment recognized pension income of $0.2 million for the third quarter of fiscal 2002. There was no pension income recognized during the third quarter of fiscal 2003.

For the nine-month period ended August 31, 2003, sales increased to $243.2 million from $222.4 million in the comparable period in the prior fiscal year primarily as a result of product pricing actions of $15.3 million and volume increases of $5.5 million. Price and volume increases affected all product lines. The segment incurred an operating profit of $8.7 million for the nine months ended August 31, 2003 compared to an operating profit of $18.3 million for the nine months ended August 31, 2002. Included in segment operating profit for the nine months ended August 31, 2003 was a restructuring and severance charge of $0.4 million for a reduction in workforce program initiated in the first quarter of fiscal 2003. For the same period a year ago, a $2.1 million gain was included in segment operating profit primarily related to the sale of our Greensboro, North Carolina facility. Excluding these restructuring and severance items, segment operating profit declined to $9.1 million in the nine months ended August 31, 2003 from $16.2 million in the same period a year ago primarily due to higher raw material costs of approximately $26.0 million, which affected all product lines. In addition to the announced price increases, the increase in raw material costs was partially offset by higher volume, improvements in productivity and lower spending of $3.6 million. The segment recognized pension income of $0.8 million for the nine-month period ended August 31, 2002. There was no pension income recognized during the nine-month period ended August 31, 2003.

Decorative Products’ net sales during the third quarter of fiscal 2003 declined 16.9% to $62.4 million compared to $75.1 million in the third quarter of fiscal 2002. Sales declined due to lower refurbishment activity in corporate offices and hotels resulting in a decline in net sales for wallcovering, coated fabrics and decorative laminates. The segment experienced a segment operating loss for the third quarter of fiscal 2003 of $(9.5) million compared to a segment operating profit of $1.8 million for the same period a year ago. Included in segment operating loss in the third quarter of fiscal 2003 was a restructuring and severance charge of $6.2 million primarily related to the announced exiting of the heat transfer product line, while in the third quarter of fiscal 2002, there was a reversal of a prior restructuring reserve of $0.2 million. Excluding these restructuring and severance items, the segment experienced an operating loss of $(3.3) million for the third quarter of fiscal 2003 as compared to an operating profit of $1.6 million for the third quarter of fiscal 2002. The decline in segment operating profit was primarily due to lower sales volumes across all product lines. The sales decline affected segment operating profit by $5.7 million and was partially offset by price increases of $1.3 million for the segment. Segment operating profit was also negatively impacted by higher raw material and labor costs of

$2.4 million offset by improvements in manufacturing productivity and lower spending of $2.0 million. Excluding the restructuring and severance items, segment operating profit margins decreased to (5.3)% in the third quarter of fiscal 2003 from 2.1% in the third quarter of fiscal 2002. In addition, the segment recognized pension income of $0.4 million for the third quarter of fiscal 2003 compared to $0.8 million for the same period one year ago.

For the nine-month period ended August 31, 2003, sales declined to $194.6 million from $217.5 million in the comparable period in the prior fiscal year due to overall weakness in all of the segment’s end-use markets. The segment incurred an operating loss of $(11.8) million for the nine months ended August 31, 2003 compared to an operating profit of $4.8 million for the nine months ended August 31, 2002. Included in segment operating loss for the nine months ended August 31, 2003 was a restructuring and severance charge of $6.7 million. The charge related primarily to the exiting of the heat transfer product line, a reduction in employee workforce and the relocation of a design center. For the nine months ended August 31, 2002, segment operating profit included a restructuring charge of $0.2 million. Excluding the restructuring and severance charges, the segment incurred an operating loss of $(5.1) million for the nine months ended August 31, 2003 as compared to an operating profit of $5.0 million for the nine months ended August 31, 2002. The decline in segment operating profit was primarily due to lower sales volumes. The sales decline affected segment operating profit by $11.5 million and was partially offset by price increases of $1.9 million for the segment. Segment operating profit was also negatively impacted by higher raw material and labor costs of $5.6 million, offset by improvements in manufacturing productivity and lower spending of $5.1 million. In addition, the segment recognized pension income of $1.0 million for the nine-month period ended August 31, 2003 compared to $2.5 million for the same period one year ago.

Building Products’ net sales during the third quarter of fiscal 2003 increased 9.5% to $28.9 million compared to $26.4 million in the third quarter of fiscal 2002. Sales improved over the same period in fiscal 2002 due to strong customer demand, especially in replacement applications, which remained strong after severe winter weather negatively impacted first quarter demand in fiscal 2003. Segment operating profit for the third quarter of fiscal 2003 was $1.1 million compared to a segment operating loss of $(0.5) million for the same period a year ago. The increase in segment operating profit was primarily due to sales volume increases of $0.3 million and productivity increases of $0.9 million. Pension income/expense was less than $0.1 million for the third quarter of fiscal 2003 and fiscal 2002.

For the nine-month period ended August 31, 2003, sales remained flat at $69.0 million compared to the same period one year ago. The segment operating profit was $1.5 million for the nine months ended August 31, 2003 compared to an operating loss of $(2.3) million for the nine months ended August 31, 2002. Included in segment operating profit for the nine months ended August 31, 2003 was a restructuring and severance charge of $0.1 million. Excluding the restructuring and severance charge, segment operating profit was $1.6 million for the nine months ended August 31, 2003. The increase in segment operating profit was primarily due to improvements in manufacturing productivity and lower spending of $3.4 million and a decrease in warranty expense of $0.5 million. Pension income/expense was less than $0.1 million for the nine months ended August 31, 2003 and 2002.

Our cost of products sold during the third quarter ended August 31, 2003 increased 1.9% to $134.8 million from $132.3 million for the same period a year ago. The increase was due to higher raw material costs of $7.3 million, primarily in the Performance Chemicals segment. For the nine months ended August 31, 2003, cost of products sold increased 4.3% to $383.3 million as compared to $367.5 million for the nine months ended August 31, 2002 primarily due to $28.7 million of higher raw material costs.

Selling, general and administrative costs for the third quarter of fiscal 2003 declined 2.9% to $34.0 million from $35.0 million in the same period a year ago. Similarly, selling, general and administrative costs declined 3.0% to $102.9 million from $106.1 million for the nine months ended August 31, 2003 as compared to the nine months ended August 31, 2002. The decline resulted primarily from a company-wide reduction in workforce program we initiated in the first quarter of fiscal 2003.

Interest expense for the third quarter of fiscal 2003 increased 212% to $5.3 million compared to $1.7 million for the third quarter of fiscal 2002. Similarly, for the nine months ended August 31, 2003, interest expense increased 67% to $10.2 million from $6.1 million during the same period in fiscal 2002. At the end of the second quarter of fiscal 2003, we completed the sale of the outstanding notes and entered into our new credit facility, which replaced our old credit facility and receivables sale program. The new debt structure resulted in higher debt levels and higher borrowing costs during the third quarter of fiscal 2003 compared to the same period one year ago.

Depreciation and amortization declined to $6.7 million for the third quarter of fiscal 2003 from $7.3 million for the third quarter of fiscal 2002. For the nine-month period ended August 31, 2003, depreciation and amortization expense declined to $20.3 million from $21.8 million in fiscal 2002. The decrease related to the effect of a declining fixed asset base and certain intangible assets being fully amortized at the end of fiscal 2002.

Corporate expense declined 8.7% to $2.1 million from $2.3 million in the third quarter of fiscal 2003 from the third quarter of fiscal 2002 due to discretionary spending controls. This trend continued for the nine months ended August 31, 2003, as corporate expense declined 7.4% to $7.5 million from $8.1 million in fiscal 2002. We also wrote off $3.1 million of deferred financing costs for the nine months ended August 31, 2003 due to the termination of our old credit facility.

Due to the impact of the tax valuation allowance from our prior and current losses, we did not record a tax provision or benefit during the third quarter or for the year except for our anticipated foreign taxes, which are due to local filing requirements. We do not expect to record a tax provision or benefit for fiscal 2003 except for our anticipated foreign taxes.

Accounts receivable, net increased $58.9 million to $101.7 million at August 31, 2003 from $42.8 million at November 30, 2002. The increase resulted from the termination of the receivables sale program during the second quarter of fiscal 2003.

Results of Operations of Fiscal 2002 Compared to Fiscal 2001

Our net sales in fiscal 2002 decreased 7.6% to $681.2 million compared to $737.0 million in fiscal 2001, with sales declining in all three business segments. Total segment operating profit increased to $24.5 million in fiscal 2002 from $18.4 million in fiscal 2001. Operating margins in fiscal 2002 increased to 3.6% from 2.5% in fiscal 2001. Included in segment operating profit for fiscal 2002 is a gain of $2.3 million primarily from the sale of the Greensboro, North Carolina facility and for fiscal 2001 a provision of $14.4 million related to the closure of the Greensboro, North Carolina facility offset primarily by $0.7 million reversal of a prior restructuring reserve for our Decorative Products segment. Segment operating profit, excluding these restructuring and severance related items, decreased to $22.2 million in fiscal 2002 from $32.1 million in fiscal 2001 primarily due to a decrease in sales volume, changes in product mix and rising raw material costs. Operating margins, excluding these items, declined in fiscal 2002 to 3.3% from 4.4% in fiscal 2001. We had income before the cumulative effect of accounting change of $7.0 million in fiscal 2002 compared to a net loss of $6.7 million in fiscal 2001. Effective December 1, 2001, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which established financial accounting and reporting for acquired goodwill and other intangible assets. Upon adoption, we recorded a non-cash charge of $142.5 million ($3.58 per diluted share) as the cumulative effect of accounting change, net of tax. Including the cumulative effect of accounting change, we incurred a net loss of $135.5 million.

Net sales for Performance Chemicals decreased to $299.4 million in fiscal 2002 from $320.9 million in fiscal 2001, a 6.7% decrease. The overall decline was attributable primarily to volume declines in paper coatings and specialty chemicals as a result of a soft economy, exiting low margin business in conjunction with the closing of our Greensboro, North Carolina facility and decreased selling prices in paper products. Segment operating profit for fiscal 2002 was $22.1 million as compared to $4.4 million for fiscal 2001. Included in segment operating profit for fiscal 2002 is a $2.2 million gain on the sale of our Greensboro, North Carolina facility and for fiscal 2001 a restructuring charge of $14.4 million related primarily to the closure of the

Greensboro, North Carolina facility. The additional increase in operating profit resulted from cost reduction initiatives, moderating raw material costs in the first half of the year and favorable utility costs partially offset by declines related to sales pricing and volume. Segment operating profit margins increased to 7.4% in fiscal 2002 from 1.4% in fiscal 2001. Segment operating profit, excluding the restructuring and severance items, increased to $19.9 million in fiscal 2002 from $18.8 million in fiscal 2001. Segment operating margins, excluding these restructuring and severance items, increased to 6.6% in fiscal 2002 from 5.9% in fiscal 2001.

Net sales for Decorative Products decreased to $288.7 million in fiscal 2002 from $302.9 million in fiscal 2001, a 4.7% decrease. The decline was driven by continued overall market softness both in the U.S. and U.K. affecting most of our end-use markets. Commercial wallcovering volume was most affected by the slowdown in the corporate and hospitality markets driven by lower occupancy rates. The coated fabrics product line declined slightly versus last year as weakness in the commercial upholstery market was partially offset by higher volume in our transportation market due to important new business obtained during the year. The overall decline in decorative products was mitigated somewhat by volume increases in decorative laminates due to new business in the manufactured housing sector. Segment operating profit for fiscal 2002 was $7.3 million as compared to $18.5 million for fiscal 2001. The decline in segment operating profit was primarily attributable to the decreases in volume and changes in product mix. Segment operating profit margin declined to 2.5% in fiscal 2002 from 6.1% in fiscal 2001. Included in segment operating profit for fiscal 2002 is $0.1 million from the reversal of unutilized reserves of $0.8 million offset by $0.7 million of severance expense. Included in segment operating profit for fiscal 2001 is $0.7 million from the reversal of a prior restructuring reserve. Segment operating profit, excluding these items, declined to $7.2 million in fiscal 2002 from $17.8 million in fiscal 2001. Excluding this item, segment operating profit margins declined to 2.5% in fiscal 2002 from 5.9% in fiscal 2001.

The segment operating profit of Decorative Products was positively impacted in fiscal 2002 by $3.4 million due to last-in, first-out inventory adjustments compared to $1.2 million in fiscal 2001. Inventories were significantly reduced as a result of initiatives to aggressively improve working capital. Operating performance was negatively impacted in fiscal 2002 by increases in bad debt reserves of $0.5 million primarily as a result of poor economic conditions in certain Eastern European countries.

Net sales for Building Products decreased to $93.1 million in fiscal 2002 from $113.3 million in fiscal 2001, a 17.8% decrease. Building Products sales declined due to overall market softness in commercial construction and lower volume of refurbishment activity. Building Products incurred a segment operating loss of ($4.9) million in fiscal 2002 as compared to a segment operating loss of ($4.5) million in fiscal 2001. Reductions in operating costs and selling, general and administrative expenses were offset by an increase in the warranty reserve of $2.0 million. The segment operating margin (loss) was (5.3)% in fiscal 2002 as compared to (4.0)% in fiscal 2001.

Segment operating profit for Performance Chemicals and Decorative Products was favorably impacted in fiscal 2002 by a reduction in amortization expense of $3.0 million and $2.8 million, respectively, from the adoption of SFAS No. 142.

In fiscal 2002, we recognized income from restructuring and severance items of $2.6 million, which related primarily to the sale of our Greensboro, North Carolina facility for $2.2 million, the reversal of unused reserves primarily related to the fiscal 2001 restructuring plan for $1.1 million offset by $0.7 million of severance expense. The $0.7 million charge ($0.7 million net of tax) related to the reduction of approximately 45 employees in our Decorative Products segment and was fully utilized at November 30, 2002.

Interest expense decreased to $8.1 million in fiscal 2002 from $14.0 million in fiscal 2001. The decrease was attributable to lower overall interest rates and average debt levels in fiscal 2002.

Corporate expense decreased to $4.1 million in fiscal 2002 from $5.2 million in fiscal 2001. The decrease was attributable to focused cost reductions.

Income tax expense increased to $0.5 million in fiscal 2002 from a benefit of $4.2 million in fiscal 2001. The increase in tax expense was due to positive earnings from continuing operations in fiscal 2002. The effective tax rate for fiscal 2002 was reduced to 7%, which was below the statutory rate of 35%, due to the recognition of the benefit of deferred tax assets for which a valuation allowance had previously been provided.

Results of Operations of Fiscal 2001 Compared to Fiscal 2000

Our net sales in fiscal 2001 decreased 4.7% to $737.0 million compared to $773.3 million in fiscal 2000, with sales declining in our Performance Chemicals and Decorative Products business segments, partially offset by an increase in our Building Products business segment. Total segment operating profit decreased to $18.4 million in fiscal 2001 from $41.8 million in fiscal 2000 primarily due to a decrease in sales volume and product mix and startup costs associated with our new commercial roofing extrusion plant in Alabama. Segment operating profit margin declined to 2.5% in fiscal 2001 from 5.4% in fiscal 2000. Included in segment operating profit for fiscal 2001 is a provision of $14.4 million related primarily to the closure of our Greensboro, North Carolina facility offset by a $0.7 million reversal of a prior restructuring reserve for our Decorative Products segment. Included in segment operating profit for fiscal 2000 is a provision of $0.3 million for a restructuring within our Decorative Products segment. Segment operating profit, excluding these restructuring and severance items, decreased to $32.1 million in fiscal 2001 from $42.1 million in fiscal 2000. Excluding these restructuring and severance items, operating margins in fiscal 2001 declined to 4.4% from 5.4% in fiscal 2000. We incurred a net loss of $6.7 million in fiscal 2001 compared to net income of $4.4 million in fiscal 2000.

Net sales for Performance Chemicals decreased to $320.9 million in fiscal 2001 from $343.5 million in fiscal 2000, a 6.6% decrease. Sales volume declined across all product lines primarily as a result of a soft economy and the rationalization of certain products following the closure of our Greensboro, North Carolina facility. Volume declines were most prevalent in specialty chemicals, particularly in textiles, adhesives and construction. The decline in volume was partially offset by the impact of product price increases. Segment operating profit for fiscal 2001 was $4.4 million as compared to $3.7 million for fiscal 2000. Segment operating profit margin increased to 1.4% in fiscal 2001 from 1.1% in fiscal 2000. Included in segment operating profit for fiscal 2001 is a provision of $14.4 million for the closure of our Greensboro, North Carolina facility. There were no restructuring and severance charges for fiscal 2000. Segment operating profit, excluding the restructuring, increased to $18.8 million in fiscal 2001 from $3.7 million in fiscal 2000. The increase resulted from cost reduction initiatives, pricing actions, product mix, rationalization of low margin products and moderating raw material costs. Excluding the restructuring, segment operating margins increased to 5.9% in fiscal 2001 from 1.1% in fiscal 2000.

Net sales for Decorative Products decreased to $302.8 million in fiscal 2001 from $323.9 million in fiscal 2000, a 6.5% decrease. The decline related to overall market softness in the U.S. and the U.K., affecting most of our end-use markets. The decline was partially offset by incremental volume due to the full year impact of MNA and the acquisition of product lines from DSI during the second half of 2001. Commercial wallcovering volume was most affected by the slowdown in the commercial office and the hospitality segments driven by an overall economic slowdown, which was further exacerbated by the tragic events of September 11, while in coated fabrics the closure of several major furniture outlets and the dramatic decline in the marine industry drove volume down. The sales decline in decorative laminates was in line with its markets as the manufactured housing segment declined for the third year in a row coupled with new downward trends in furniture and consumer electronics. Segment operating profit for fiscal 2001 was $18.5 million as compared to $37.7 million for fiscal 2000. Segment operating profit margins declined to 6.1% in fiscal 2001 from 11.6% in fiscal 2000. The decline in segment operating profit was attributable to the decrease in volume and changes in product mix. Included in segment operating profit for fiscal 2001 is $0.7 million from the reversal of a prior restructuring reserve associated with the realignment of our wallcovering distribution network. Included in segment operating profit for fiscal 2000 is a provision of $0.3 million for restructuring. Segment operating profit, excluding these restructuring items, declined to $17.8 million in fiscal 2001 from $38.0 million in fiscal 2000. Excluding these restructuring items, segment operating margins declined to 5.9% in fiscal 2001 from 11.7% in fiscal 2000.

Net sales for Building Products increased to $113.3 million in fiscal 2001 from $105.9 million in fiscal 2000, an increase of 7.0%. Building Products sales increased on the strength of TPO and PVC products. Building Products incurred a segment operating loss of ($4.5) million in fiscal 2001 as compared to a segment operating profit of $0.4 million in fiscal 2000, a decrease of $4.9 million. Segment operating profit was negatively impacted by start-up costs associated with the segment’s new extruder facility in Muscle Shoals, Alabama and an increase in the warranty reserve of $2.4 million. The segment’s operating margin (loss) was (4.0)% in fiscal 2001 as compared to 0.4% in fiscal 2000.

The segment operating profit of Decorative Products was positively impacted in fiscal 2001 by $1.2 million due to last-in, first-out inventory adjustments compared to $4.3 million in fiscal 2000. Inventories were significantly reduced as a result of initiatives to aggressively improve working capital.

As a result of the restructuring plan implemented in the second quarter of 2001, a total restructuring and severance charge of $16.5 million ($9.9 million net of tax) was recorded. The charge primarily related to the closure of our Greensboro, North Carolina facility (Performance Chemicals segment) and workforce reductions. The implementation of these actions resulted in the reduction of approximately 90 employees in the Performance Chemicals segment and Corporate Headquarters. The $16.5 million restructuring and severance charge consisted of $1.2 million for inventory write-downs included in cost of products sold, $8.5 million in fixed asset write-downs and $2.0 million of shutdown costs related to the Greensboro facility and $4.8 million for severance and additional pension expense related to workforce reductions in the Performance Chemicals segment and Corporate Headquarters. As of November 30, 2001, $3.4 million of severance benefits and $0.8 million of shutdown costs had been utilized, and we had remaining reserves of approximately $1.4 million for severance and $1.2 million for shutdown costs. As of November 30, 2002, severance benefits and shutdown costs had been fully utilized. In addition, we recorded $2.2 million primarily for anticipated legal settlements of which a reserve of $1.7 million remained at November 30, 2001. As of November 30, 2002, the reserve had been fully utilized.

Interest expense decreased to $14.0 million in fiscal 2001 from $14.7 million in fiscal 2000. The decrease was attributable to lower overall interest rates, which was offset partially by higher average debt levels in fiscal 2001.

Financial Resources and Capital Spending

Cash flow used by operating activities for the first nine months of fiscal 2003 was $60.3 million compared to cash flow provided by operations of $18.8 million in the first nine months of fiscal 2002. The change was primarily related to long-term debt incurred for the termination of our receivables sale program in the second quarter of fiscal 2003, which required a payment of $47.7 million to fund the repurchase of trade accounts receivable, combined with negative operating results for the period. For the first nine months of fiscal 2003, $4.4 million was used for investing activities, which consisted of $6.3 million of capital expenditures offset by the proceeds of $1.9 million from the sale of a design facility. For the same period a year ago, $6.9 million was used for investing activities and consisted of $7.7 million of capital expenditures and $2.0 million for an acquisition, offset by proceeds of $2.8 million from the sale of a closed facility. For the first nine months of fiscal 2003, $71.5 million was provided by financing activities compared to $12.1 million used for financing activities for the same period a year ago. The change was primarily related to borrowings used to terminate the receivables sale program, which required a payment of $47.7 million, and the decline in operating performance.

Cash flow provided from operating activities was $31.4 million in fiscal 2002, compared to $20.4 million in fiscal 2001 and $120.2 million in fiscal 2000. The increase in cash flow of $11.0 million between 2002 and 2001 resulted primarily from an improvement (reduction) in working capital. The decrease in cash flow from operating activities between fiscal 2001 and fiscal 2000 of $99.8 million resulted primarily from a net change of $87.8 million related to the terms of our receivables sale program and the payment in fiscal 2001 of $10.0 million of early retirement obligations. For more information on the terms of our receivables sale program, see note I to our consolidated financial statements, which are included elsewhere in this prospectus. Included in cash flow activity in fiscal 2000 was $73.9 million of proceeds from our receivables sale program.

In fiscal 2002, $3.7 million was used for investing activities, which consisted primarily of capital expenditures of $11.1 million, the completion of the DSI acquisition of $2.0 million, offset by the sale of the Greensboro facility and the Corporate Headquarters’ Offices, resulting in cash proceeds of approximately $9.4 million. In fiscal 2001, $20.0 million was used for investing activities primarily for capital expenditures. In fiscal 2000, $50.6 million was used for investing activities, including capital expenditures of $35.3 million, investments in joint ventures of $12.9 million and acquisitions of businesses of $2.4 million.

Cash flow used in financing activities was $28.2 million in fiscal 2002, $3.6 million in fiscal 2001 and $67.8 million in fiscal 2000. Cash flow used in fiscal 2002 was primarily used for debt reduction. Cash flow used in fiscal 2001 was primarily for dividend payments. Cash flow used in fiscal 2000 related primarily to the utilization of proceeds received from the receivables sale program to reduce debt obligations, which was offset by dividend payments and the repurchase of our common shares.

Capital expenditures were made and are planned principally for asset replacement, new product capability, cost reduction, safety and productivity improvements and environmental protection. Capital expenditures totaled $11.1 million for fiscal 2002, $19.5 million in fiscal 2001 and $35.3 million in fiscal 2000. Capital expenditures in fiscal 2002 were primarily equipment upgrades and additions. Capital expenditures in fiscal 2001 included $6.7 million for the new extruder facility in Muscle Shoals, Alabama and $12.8 million of equipment upgrades and additions. Capital expenditures in fiscal 2000 primarily included $8.0 million for the extruder facility, $2.0 million for Performance Chemicals’ renovation of its pilot plant, $2.0 million for capacity expansion and $23.3 million for equipment upgrades and additions. We plan to fund substantially all of our capital expenditures from cash flow generated from operations. If necessary, a portion of capital expenditures will be funded through borrowings under our new credit facility.

In connection with the offering of the outstanding notes, we entered into a new three-year, $100.0 million senior secured revolving credit facility on May 28, 2003. The new credit facility replaced our old credit facility.

Our new credit facility provides for up to $100.0 million in borrowings, including a $15.0 million sublimit for the issuance of commercial and standby letters of credit and a $10.0 million sublimit for swingline loans. However, advances under the facility are limited to a borrowing base based upon customary advance rates for eligible accounts receivable, raw material inventory, finished goods inventory and work-in-progress inventory, in each case subject to reserves established by the lenders. Our obligations under the new credit facility are secured by our domestic inventory, accounts receivable and intangibles, as well as a pledge of all of the outstanding capital stock of two of our domestic subsidiaries that own our principal foreign subsidiaries.

Borrowings under our new credit facility bear interest, at our option, at either an alternate base rate or a eurodollar rate, in each case plus an applicable margin. The alternate base interest rate is a fluctuating rate equal to the higher of the lender’s prime rate and the Federal Funds Effective rate plus 0.5%. The applicable margin for the alternate base rate will vary from 1.1875% to 1.75% depending on our fixed charge coverage ratio. The eurodollar rate is a periodic fixed rate equal to the London Inter-Bank Offer Rate, or LIBOR. The applicable margin for the eurodollar rate will vary from 2.625% to 3.25% depending on our fixed charge coverage ratio. Our new credit facility also requires a commitment fee based on the unused portion of the facility. The commitment fee will vary from 0.375% to 0.625% based on our fixed charge coverage ratio. At August 31, 2003, the unused and available balance under our new credit facility was $38.3 million.

In addition to customary affirmative and negative covenants, our new credit facility also requires us to meet certain financial covenants relating to minimum excess availability and a minimum fixed charge coverage ratio. We must maintain excess availability under our new credit facility of at least $10.0 million and a fixed charge coverage ratio (which is generally the ratio of EBITDA (as defined in the new credit facility) less capital expenditures to fixed charges) of equal to or greater than 1.1 to 1.0 for each period of four consecutive fiscal quarters tested on the last day of each fiscal quarter. As of August 31, 2003, we were in compliance with the minimum excess availability and minimum fixed charge coverage ratio covenants under our new credit facility.

Based upon current and anticipated levels of operations, we believe that our cash flow from operations, combined with borrowings that will be available under our new credit facility, will be sufficient to enable us to meet our current and anticipated cash operating requirements, including scheduled interest and principal payments, capital expenditures and working capital needs for the next twelve months. Because a portion of our long-term debt bears interest at variable rates, our liquidity and financial condition will continue to be affected by changes in prevailing interest rates.

Significant Accounting Policies and Management Judgments

Our discussion and analysis of our results of operations, financial condition and liquidity are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities as the date of the financial statements. On an ongoing basis, we evaluate our estimates, including those related to product returns, accounts receivable, inventories, warranty obligations, litigation and environmental reserves, pensions and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We review our estimates to ensure that our estimates appropriately reflect changes in our business or as new information becomes available. Actual results may materially differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Revenue Recognition

Sales are recognized when both title and risk of loss transfer to the customer, which is generally upon shipment. Sales are recorded net of an allowance for sales returns and rebate programs. Sales returns are estimated based upon historical returns. We also record estimated reductions to revenue for quantity rebates. If the actual costs of sales returns and rebate programs significantly exceed the recorded estimated allowance, our sales would be adversely affected.

Allowance For Doubtful Accounts

Our policy is to identify all specific customers that would be considered doubtful based upon the customer’s financial condition, payment history, credit rating and other relevant factors, or those that have been turned over for collection and to reserve for the portion of those outstanding balances that collection does not appear to be likely. If the financial condition of our customers were to deteriorate, resulting in an inability to make payments, additional allowances may be required. The allowance for doubtful accounts was approximately $3.5 million at November 30, 2002 and $4.2 million at August 31, 2003.

Allowance For Inventory Obsolescence

Our policy is to maintain an inventory obsolescence reserve based upon specifically identified, discontinued or obsolete items and a percentage of quantities on hand compared with usage and sales levels over the last year to two years. The policy has been applied on a consistent basis for all years presented. A sudden and unexpected change in design trends and/or preferences for patterns, colors and/or material could reduce the rate of inventory turnover and require us to increase our reserve for obsolescence. The reserve for inventory obsolescence was approximately $11.0 million at November 30, 2002 and $12.9 million at August 31, 2003.

Allowance For Warranty Claims

On an on-going basis, we update our building systems warranty reserve for specifically identified or new matters and perform a detailed study of the reserve is updated on a semi-annual basis to reserve for estimated future costs associated with any open warranty year. The reserve is a highly sensitive estimate based on historical costs and failure rates. A change in these factors could result in a significant change in the reserve balance. The warranty reserves were approximately $13.5 million at November 30, 2002 and $12.6 million at August 31, 2003.

Litigation and Environmental Reserves

We reserve for the probable costs associated with any legal claims and environmental remediation projects. Our legal department performs on-going analyses of legal claims and remediation efforts. Reserves are based upon their analyses and established at the best estimate.

Pensions

We account for our defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis. SFAS No. 87 and the policies used by us, notably the use of a calculated value of plan assets (which is further described below), generally reduce the volatility of pension income (expense) from changes in pension liability discount rates and the performance of the pension plan’s assets.

The most significant element in determining our pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

The combination of several factors may require us to begin recording pension expense of approximately $3.5 million in fiscal 2005. The lower investment performance by our pension plan assets, caused by the decline in the stock market, has significantly reduced the surplus position of the plan. Changes in long-term expectations for inflation and the equity markets have led to the lowering of the assumed rate of return for asset performance. We will use an assumed rate of return on assets of 8.5% to determine the pension expense for fiscal 2004. The measurement date of August 31, 2003 was used to determine this rate. A 25 basis point change in the assumed rate of return for assets would increase or decrease the assets by approximately $0.5 million.

We determined the discount rate to be used to discount the plan liabilities at the plan’s measurement date, which was August 31, 2002. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized investment ratings agency. Changes in discount rates over the past three years have not materially affected pension income (expense), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred as allowed by SFAS No. 87.

With the low interest rate environment, we will also decrease the discount rate used to measure the defined benefit pension plan obligations. Although we had been using a discount rate of 7.25%, we will use a discount rate of 6.5%. The measurement date of August 31, 2003 was used to determine this rate. An increase of 25 basis points in the discount rate would decrease expense on an annual basis by approximately $0.2 million. A decrease of 25 basis points in the discount rate would increase expense on an annual basis by approximately $0.7 million. Our pension expense is more sensitive to a drop in the discount rate rather than an increase because at a 6.5% discount rate, the plan is approaching the 10% gain/loss amortization corridor. The plan would remain inside the corridor and would not amortize any losses in the current year if the discount rate increases. The plan would be outside the corridor if the discount rate were lower and would, therefore, be forced to amortize some of the outstanding losses.

We do not anticipate making cash contributions to the pension fund until 2007. However, in order to manage the pension fund over the long term, we may find it prudent to make contributions before 2007. In addition, we cannot predict whether changing economic conditions or other factors will lead or require us to make contributions in excess of our current expectations, which would divert funds that we would otherwise apply to other uses. Additionally, we may not have the funds necessary to meet any minimum pension funding requirements.

The annual cost of the consolidated pension plan is expected to grow to $3.5 million by fiscal 2005. Currently, the plan has a credit balance that will cover contribution requirements over the next four to five years. Factors that could alter the cash requirements and timing of any such cash equivalents are:

•	A continued persistent market downturn.

•	Failure of Congress to replace the 30-year treasury for the current liability measure (artificially low interest rates forces additional funding charges (accelerating funding)).

•	Significant improvements to the pension plan (e.g., large early retirement window).

•	Opportunities to reduce future cash requirements by accelerating contributions ahead of the minimum required schedule. By following certain strategies, smaller contributions in the near term may prevent the need for larger contributions in the future. Some of those strategies might include, but are not limited to, contributions to avoid Pension Benefit Guaranty Corporation variable premiums, a charge to Other Comprehensive Income, and maintain funded status to avoid additional funding requirements under Section 412(I) of the Internal Revenue Code. These types of contributions would allow us to manage the overall cash flow to the plan.

At August 31, 2003, our consolidated prepaid pension asset was $57.1 million compared to $55.4 million at the end of 2002. For the nine-month periods ended August 31, 2003 and 2002, we recognized consolidated pre-tax pension income of $1.3 million and $3.7 million, respectively.

Tax Valuation Allowance

We provided a valuation allowance against our net deferred tax assets due to the uncertainty of recovery of such assets. As of August 31, 2003, we had approximately $64.5 million of net deferred tax assets primarily related to domestic loss carryforwards that expire by 2022, goodwill impairment losses created as a result of the cumulative effect of an accounting change and other temporary differences for which a valuation allowance of $63.8 million has been provided. We provided a valuation allowance for our deferred tax assets after having considered our recent history of limited income since our spin-off from GenCorp, projections of future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance.

Stock-based Employee Compensation

We have elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our employee stock options. Under APB 25, because the exercise price of the stock option equals the market price of the underlying stock on the date of grant (intrinsic value method), no compensation expense is recognized.

Environmental Matters

Our policy is to conduct our businesses with due regard for the preservation and protection of the environment. We devote significant resources and management attention to comply with environmental laws and regulations. Our consolidated balance sheet as of August 31, 2003 reflects reserves for environmental remediation efforts of $0.8 million.

Capital expenditures for projects related to the environment were $1.3 million in fiscal 2002, $2.3 million in fiscal 2001 and $2.2 million in fiscal 2000. We currently forecast that capital expenditures for environmental projects will be approximately $1.8 million in fiscal 2003. During fiscal 2002, noncapital expenditures for environmental compliance and protection totaled $5.0 million, all of which were for recurring costs associated with managing hazardous substances and pollution abatement in ongoing operations. Similar noncapital expenditures were $4.4 million in fiscal 2001 and $6.3 million in fiscal 2000. We anticipate that noncapital environmental expenditures for the next several years will be consistent with historical expenditure levels.

Management believes, on the basis of presently available information, that resolution of known environmental matters will not materially affect our liquidity, capital resources or consolidated financial condition. The effect of resolution of these matters on results of operations cannot be predicted because any such effect depends on both future results of operations and the amount and timing of the resolution of such matters. However, there can be no assurance that future costs and liabilities will not exceed our reserves or be material.

New Accounting Pronouncements

In 1998 and 2000, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related amended Statements No. 137 and 138. In fiscal 2001, we adopted these statements, and they did not have a significant effect on our earnings or financial position.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” which eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. We adopted this standard for business combinations initiated after June 30, 2001.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This standard is effective for fiscal years beginning after June 15, 2002. We adopted this standard effective December 1, 2002. The standard did not have an impact on us.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This standard is effective for fiscal years beginning after December 15, 2001. We adopted this standard effective December 1, 2002. The standard did not have an impact on us.

Effective December 1, 2001, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion 17, “Intangible Assets”. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that have finite useful lives will continue to be amortized over their useful lives. For more information on the effect of our adoption of SFAS No. 142, see note C to our consolidated financial statements, which are included elsewhere in this prospectus.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, which supersedes the aforementioned statements. We adopted this standard effective May 31, 2002. The standard did not have an impact on us.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard is effective for exit or disposal activities that are initiated after December 31, 2002. We adopted this standard effective December 1, 2002.

In January 2003, the FASB issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51.” This interpretation will apply to us beginning December 15, 2003. We are in the process of reviewing this interpretation, but we do not believe that it will have a significant impact on our earnings or financial position.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates on long-term debt obligations. Currently, we do not use derivative financial instruments to manage our interest rate risk. The interest rate on our debt under our new credit facility is variable. The average variable interest rate under our new credit facility was 4.17% as of August 31, 2003. Based on debt levels as of August 31, 2003, an increase of 100 basis points in the interest rate under our new credit facility would impact interest expense by approximately $0.3 million annually. Because our long-term debt under the new credit facility bears interest at market rates, the carrying value approximates fair value.

We are subject to foreign currency exchange risk primarily due to the European wallcovering business. We have experienced an accumulated loss of $3.6 million as of August 31, 2003 primarily due to the unfavorable currency conversion of the British pound sterling. To date, we have not entered into any significant foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates, but will continue to evaluate the future use of these financial instruments.

BUSINESS

General

We are an innovator of emulsion polymers and specialty chemicals, decorative and functional surfaces and single-ply roofing systems for a variety of commercial, industrial and residential end uses. Our products provide critical performance and aesthetic attributes to materials that people use daily. Over 70% of our sales are generated in product categories in which we maintain leading positions. Our leading positions have been built through innovative products, customized product solutions, strong brands, strong technical expertise, well-established distribution channels and long-standing customer relationships. We have over 2,000 customers who rely on over 1,000 OMNOVA products to differentiate themselves in the marketplace. We utilize 18 strategically located manufacturing, development and design facilities in North America, Europe and Asia to service our broad customer base.

In fiscal 2002, we derived 91% of our net sales from North America, 8% of our net sales from Europe and 1% of our net sales from other regions. In fiscal 2002, we had net sales of $681.2 million, net cash provided by operating activities of $31.4 million and Adjusted EBITDA of $46.9 million. For a reconciliation for net cash provided by operating activities to Adjusted EBITDA and the reasons we believe that the presentation of Adjusted EBITDA provides useful information to investors, see footnote (5) in “Summary—Summary Historical Financial Data.” We have three reportable business segments, Performance Chemicals, Decorative Products and Building Products, which have the following principal product categories.

For additional information regarding each of our reportable segments, you should refer to our consolidated financial statements and related notes and our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus, especially note R to our consolidated financial statements and note K to our unaudited interim condensed consolidated financial statements.

Performance Chemicals

Our Performance Chemicals segment produces a broad range of emulsion polymers and specialty chemicals based primarily on styrene butadiene, styrene butadiene acrylonitrile, vinyl acetate, acrylic, styrene acrylic, vinyl acrylic, glyoxal and fluorochemical chemistries. We are North America’s second largest producer of SB latex, and operate advanced, strategically-located, low-cost production facilities, which we believe provide us with an advantaged conversion cost position relative to our competitors. Our custom-formulated products are tailored for coatings, binders and adhesives, which are used in paper, carpet, nonwovens, textiles, construction, floor care, tape, tires, plastic parts and various other specialty chemical applications. Our products provide a variety of functional properties to enhance our customers’ products, including greater strength, adhesion, dimensional stability, water resistance, flow and leveling, improved processibility and enhanced appearance. Our Performance Chemicals segment is recognized for its core capabilities in emulsion polymer technology and for its ability to rapidly develop highly-customized products that provide innovative, cost-effective customer solutions. Performance Chemicals generated net sales of $299.4 million and segment operating profit of $22.1 million for fiscal 2002. For more information regarding segment data, see note R to our consolidated financial statements and note K to our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus.

Products

The following table shows the products that our Performance Chemicals segment produces and markets.

Product Category	% of Fiscal 2002 Net Sales	Primary Products	End-use Applications	Brand Names
Specialty Chemicals	38.9%	Styrene butadiene, styrene butadiene acrylonitrile, acrylic, vinyl acrylic, styrene acrylic, vinyl pyridine and vinyl acetate emulsion polymers, glyoxal, polyethylene resins, fluorochemicals	Nonwovens (such as diapers, engine filters, resilient flooring and roofing mat), floor care, tapes, tires, plastic part coatings, graphic arts, textiles	GenFlo, GenCryl, Sequabond, Suncryl, Secoat, Secryl, Mor-Glo, Mor-Shine, Mor-Flo, AcryGen, Mykon, Permafresh, PolyFox

Paper Chemicals	39.7%	SB and SBA latex coating binder and paper chemicals including crosslinkers, lubricants and other paper chemical additives	High gloss magazines, catalogs, direct mail advertising, brochures, food cartons, household and other consumer and industrial packaging	GenFlo, GenCryl, Sequaflow, AcryPrint, Sunkote, Sunbond, Sunkem, UniQ-Print, Sequapel, Sequabond, Sunrez, Sequarez

Carpet Chemicals	21.4%	SB latex carpet backing adhesive	Residential and commercial carpet	GenCal, GenFlo, OmnaBloc, OmnaTuf

Specialty Chemicals.    We are a leading North American supplier of specialty polymers and chemicals for a variety of niche product categories. Applications for our specialty polymers and chemicals include nonwovens (such as diapers, engine filters, resilient flooring and roofing mat), floor polish, tire cord adhesive and plastic part coatings. Our focus is developing unique products and customized applications that address specific customer needs, including enhanced functionality, improved environmental performance and lower cost through product substitution for higher-cost materials.

A targeted growth area for Performance Chemicals is our proprietary fluorochemical technology platform known as PolyFox. PolyFox has unique properties as a surfactant for flow, leveling and wetting and as a surface modifier for stain and scratch resistance. PolyFox-enhanced products are being sold for floor care products, dry erasable wallcovering and decorative laminates. PolyFox is also environmentally-preferred as a replacement for competitive perfluorooctane sulfonate fluorochemicals-based products, some of which have been withdrawn from the market over environmental concerns. In fiscal 2001, we formed a strategic alliance with Daikin Industries, a leading fluorochemicals supplier, focused on developing proprietary fluorochemical raw materials for our PolyFox technology platform.

Paper Chemicals.    We are a leading North American supplier of custom-formulated SB and SBA latex for paper and paperboard coatings. In addition, we produce a broad variety of specialty chemical additives for coating applications in the paper industry. Our products for the paper industry improve the strength, gloss, opacity, moisture resistance and printability of coated papers and paperboard. Applications for our products include paper and paperboard coatings used in magazines, catalogs, direct mail advertising, brochures, food cartons, household and other consumer and industrial packaging. Paper and paperboard coatings represented 17.5% of our net sales for fiscal 2002, 18.8% of our net sales for fiscal 2001 and 17.8% of our net sales for fiscal 2000.

Carpet Chemicals.    We are a leading North American supplier of custom-formulated SB latex used as carpet backing adhesive. Our products for the carpet industry secure carpet fibers to carpet backing and meet the stringent manufacturing, environmental, odor, flammability and flexible installation requirements of our customers. Our strong historic position in residential carpeting has been recently enhanced by new product innovations in commercial carpeting backing adhesive that provide moisture barrier properties, enabling the replacement of higher-cost polyurethanes.

Markets and Customers

The paper coating and carpet backing adhesive product categories are highly competitive based on price, quality, customer service, product performance, field technical support and product innovations. Major paper and carpet customers include International Paper Company, Shaw Industries, Inc. and Stora Enso Corporation.

Marketing and Distribution

Our Performance Chemicals segment primarily sells its products directly to manufacturers through an internal marketing, sales and technical service team focused on providing customized solutions.

Competition

Performance Chemicals competes with several large global chemical companies including Dow, BASF and Rohm and Haas, some of which are vertically integrated in one or more major raw materials. Performance Chemicals also competes with a variety of other suppliers of specialty chemicals including Noveon, Inc., Para-Chem Inc., Air Products and Chemicals, Inc., National Starch and Chemical Company and SC Johnson & Sons, Inc. Depending on the products involved and markets served, the basis of competition varies and may include price, quality, customer and technical service, product performance and innovation and industry recognition.

Industry Conditions

Our Performance Chemicals segment is a leading producer of SB latex and has a significant position in other emulsion polymers and specialty chemical applications, including acrylics, styrene acrylics, vinyl acrylics and vinyl acetates. We are one of three principal producers of SB latex in North America, with a 29% capacity share. On a combined basis, OMNOVA Performance Chemicals, Dow and BASF possess approximately 96% of North American SB latex capacity. The North American SB latex market is supplied almost entirely by these domestic producers. Imports account for less than 1% of North American consumption per year. The high cost of transporting SB latex over long distances in its emulsion form has served to limit domestic competition from foreign SB latex producers. Demand for SB latex in North America has increased from 1,325 million dry pounds in 1995 to 1,445 million dry pounds in 2002, or a 1.2% average annual growth rate, according to industry sources.

Specialty.    SB latex and other emulsion polymers such as acrylics, styrene acrylics, vinyl acrylics and vinyl acetate are used in a wide variety of end-use applications. These applications include adhesives, nonwovens, floor care, construction, coatings, graphic arts, tires and textiles. Demand in specialty applications is tied to prevailing conditions in the relevant end-use markets, but increased, on average, at a rate of approximately 5% per year from 1995 to 2001, with some niche applications increasing at faster rates. In 2001, North American demand for SB latex and other emulsion polymers in specialty applications other than in the paper and carpet industries was 4 billion dry pounds, according to our internal research and industry sources. Some of the key drivers for emulsion polymers in specialty markets include:

•	the continuing trend away from solvent-based products to water-based systems in coatings, adhesives and graphic arts;

•	the evolution of higher-performing latex-based products, which allows for increased market penetration into new, expanded applications;

•	the increased use of binders for disposable nonwovens in diapers, towels and wipes; and

•	the increased use of binders for durable nonwovens in roofing systems for commercial applications.

Paper.    Approximately 50% of SB latex consumed each year in North America is used as a coating for paper and paperboard products to provide gloss, opacity and other properties to paper used in magazines, advertising inserts and related applications. Consumption of SB latex for coated paper and paperboard has increased from 664 million dry pounds in 1995 to 730 million dry pounds in 2002. From 2000 to 2002, the print advertising industry experienced back to back years of declining spending for the first time in 64 years, dating back to World War II. This resulted in a 7% decline in demand for coated paper from 2000 to 2002, which negatively impacted SB latex demand.

Carpet.    Approximately 35% of SB latex consumed each year in North America is used in the domestic carpet industry as an adhesive to adhere carpet fibers to the backing material for residential and commercial carpet production. Consumption of SB latex for carpet applications has increased from 459 million dry pounds in 1995 to 482 million dry pounds in 2002. Residential construction and new housing starts are significant drivers for domestic carpet consumption. In 2002, domestic carpet consumption increased, reflecting a strong domestic residential housing market.

Profitability in SB latex depends on, among other things, the prices of the key raw materials, styrene and butadiene, as well as the ability of producers to pass on raw material costs to their customers. In periods of rising oil and natural gas prices, the prices of these raw materials generally increase. Producers typically increase SB latex prices to offset their increased production costs. In late 2000 and early 2001, raw material prices increased at a rapid pace to levels most industry participants believed would not be sustainable because oil and gas prices had not been sustained at these elevated levels since the 1990-1991 Gulf War. Accordingly, price increases were not immediately implemented and lagged the increase in raw material prices by up to nine months. In late 2002 and early 2003, prices for these raw materials began increasing again as a result of higher prices of crude oil, which achieved a 12-year high of approximately $40 per barrel in March 2003, and natural gas, which increased to an all-time high of almost $12 per million BTUs in February 2003. To offset these increased costs, major manufacturers of SB latex began announcing price increases at a faster pace than in 2000. Price increases were implemented in July and October 2002, and additional price increases were implemented in January, March and April 2003. Recently, prices of crude oil and natural gas have declined significantly, which is beginning to result in lower styrene and butadiene raw material prices.

Decorative Products

Our Decorative Products segment develops, designs, produces and markets a broad line of decorative and functional surfacing products, including commercial wallcoverings, coated and performance fabrics, printed and solid color surface laminates and industrial films. These products are used in numerous applications, including building refurbishment and remodeling, new construction, furniture, cabinets, transportation, manufactured housing, retail display, consumer electronics, flooring and home furnishings. Our core competencies in design, coating, compounding, calendering, extruding, printing and embossing enable us to develop unique, aesthetically pleasing decorative surfaces that have functional properties that address specific customer needs. We have industry leading design capabilities, an extensive design library covering a broad range of styles, patterns, textures and colors and strong coating and processing capabilities to create product functionality solutions. Our broad range of products and end-use applications give us economies of scale in sourcing, manufacturing, design, technology and process development. Decorative Products generated net sales of $288.7 million and segment operating profit of $7.3 million for fiscal 2002. For more information regarding segment data, see note R to our consolidated financial statements and note K to our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus.

Products

The following table shows the products that our Decorative Products segment develops, designs, produces and markets.

Product Category	% of Fiscal 2002 Net Sales	Primary Products	End-use Applications	Brand Names
Commercial Wallcoverings	41.6%	Vinyl wallcoverings, dry erasable surfaces	Decorate and protective wall surfacing for offices, hotels, hospital and medical offices, stores, schools, restaurants, public buildings	Bolta, Essex, Genon, Lanark, Tower, Guard, X-Quest, Muraspec, Murek, MemErase

Coated Fabrics	31.6%	Vinyl coated fabrics, urethane coated fabrics, performance woven fabrics	Decorative and protective surfacing for residential and commercial furniture, transportation seating, marine seating, interior construction, soft top covers	Endurion, Boltaflex, Diversiwall, PreFixx, Nautolex

Decorative Laminates	26.8%	Paper and vinyl laminates	Decorative and protective surfacing for residential furniture, office furniture, kitchen and bath cabinets, manufactured housing, recreational vehicles, interior partitions, consumer electronics, retail displays, floor and ceiling tile	Surf(x), Reneer, Rendura, Decotone, Deconeer, Elastotherm

Commercial Wallcoverings.    We are a leading North American and European supplier of wallcoverings used in commercial applications. Our commercial wallcoverings are recognized for their leading designs as well as their strength, durability and cleanability. Our vinyl wallcoverings, in addition to their aesthetic appeal, reduce repair and maintenance costs for building owners by protecting wall surfaces and having longer useful lives as compared to paint and paper wallcoverings. Applications for our commercial wallcoverings include refurbishment and new construction for the commercial office, hospitality, health care, retail, education and restaurant markets.

Our commercial wallcovering product lines include a broad range of fabric-backed vinyl and paper-backed vinyl wallcoverings. Our industry leading styling and design library covers a broad range of styles, patterns, textures and colors, both traditional and contemporary. In addition to leading design capabilities, our Decorative Products segment’s strengths include its reputation for product durability and quality, its global distribution network, its extensive emboss and print roll library and its long-term customer relationships. In 2002, we became the first, and the only, commercial wallcovering producer to achieve GREENGUARD INDOOR AIR QUALITY CERTIFICATION for our low volatile organic compound, or VOC, commercial wallcovering. Through proprietary technology, this low emissions product enhances indoor air quality, an increasing concern among building owners, architects and specifiers. Commercial wallcoverings represented 17.6% of our net sales for fiscal 2002, 18.2% of our net sales for fiscal 2001 and 18.2% of our net sales for fiscal 2000.

Coated Fabrics.    We are a leading North American supplier of vinyl and urethane coated fabrics for commercial applications. Our durable coated fabrics are well-suited for demanding, high-use environments and offer a cost-effective alternative to other surfacing materials, such as leather and textile fabrics. We also offer high-performance coated woven fabrics, including Endurion coated fabrics, which we introduced in 2002. This new coating technology, developed jointly with our Performance Chemicals segment, provides repeatable cleanability and superior stain resistance for high-traffic interior environments. Applications for our coated fabrics include:

•	residential furniture;

•	commercial furniture (office, hospitality, health care and education markets);

•	transportation seating (mass transit and marine markets);

•	interior structures (office cubicles, walls and room dividers); and

•	soft top covers (automotive market).

Decorative Laminates.    We are a leading North American supplier of paper and vinyl decorative laminates for wood and metal surfaces. Our decorative laminates are used as alternatives to wood, paint and high-pressure laminates in markets where durability, design flexibility and cost are key requirements. We provide our customers with a broad range of aesthetically pleasing designs as well as proprietary coating technology that provides enhanced durability and scratch and stain resistance. Applications for our decorative laminates include manufactured housing and recreational vehicle interiors, kitchen and bath cabinets, office furniture, consumer electronics, retail display, flooring and ready-to-assemble furniture.

A key strength of our decorative products business is our coating technology, including ultraviolet, electron beam, thermal cured and others, which provides durable finishes for high-use products and superior scratch and stain resistance. In addition, our decorative products business has further differentiated itself in the decorative laminate market as a single-source supplier of integrated vinyl and paper laminate designs for the furniture and cabinet industries, building a unique library of matched vinyl and paper laminate design patterns and textures and developing rapid make-to-order production capabilities. In 2002, we introduced Surf(x) decorative laminates for three-dimensional applications for the office furniture and display fixture markets. Surf(x) laminates offer a cost-effective alternative to high pressure laminates and provide furniture makers with design flexibility in rounded surfaces, eliminating the need for unsightly and expensive edge-banding.

Markets and Customers

The wallcovering, coated fabrics, decorative laminates and other Decorative Products categories are highly competitive based on decorative content, functional performance, price, quality, customer service, brand name recognition, distribution networks and reputation. Decorative Products markets its products under numerous brand names to different industries. Certain of our better-known customers of this segment include Steelcase Inc., LA-Z-Boy Inc., Ashley Furniture Industries, Inc., Patrick Industries Inc. and Herculite Inc.

Marketing and Distribution

Our Decorative Products segment distributes its products through a variety of channels. Commercial wallcoverings are marketed primarily through independent distributors to building owners, contractors, architects and other specifiers. Most of our wallcovering distributors are national in scope, providing us with the capability to cost-effectively market wallcovering products to regional commercial purchasers as well as those with a nationwide presence. Coated fabrics and decorative laminates are sold directly and through agents to manufacturers of cabinets, furniture, seating and other products. Many of our Decorative Products segment’s products have strong, well-recognized brand names that are promoted through trade shows, industry periodicals and other media.

Competition

Decorative Products competes with numerous companies, many of which are smaller and privately-owned. Key competitors include:

•	Commercial Wallcovering—RJF International Corporation, US Vinyl, J. Josephson, Inc. and paint systems

•	Coated Fabrics—Morbern Inc. and Hi-Tex, Inc.

•	Decorative Laminates—Chiyoda Gravure Corporation, Dai Nippon Printing Co., Ltd. and Toppan Printing Co., Ltd.

Industry Conditions

Our sales in Decorative Products are impacted by the level of spending on office building, hotel, hospital, retail, education and restaurant refurbishment and new construction, and, to a lesser extent, institutional furniture sales, manufactured housing shipments and residential refurbishment and new construction.

Since 2000, many of our key end-use markets have experienced reduced spending due to an increase in commercial office vacancy rates, a decline in hotel occupancy, lower commercial construction, lower spending on institutional furniture and lower manufactured housing shipments. Residential construction has increased over this period, which has partially offset these negative trends. Recent trends in these end-use markets include:

•	Commercial office vacancy rates increased from 8.6% in the first quarter of 2001 to 16.2% in the first quarter of 2003, according to The Wall Street Journal.

•	Hotel occupancy rates declined from 63.7% in 2000 to 59.2% in 2002, according to Smith Travel Research.

•	U.S. office furniture shipments declined from $13.3 billion in 2000 to $8.8 billion in 2002, or 34.0%, according to The Business and Institutional Furniture Manufacturer’s Association.

•	Number of manufactured housing unit shipments declined from 251,000 in 2000 to 168,000 in 2002, or 33.1%, according to the Manufactured Housing Institute.

•	Non-residential construction decreased from $174.5 billion in 2000 to $151.9 billion in 2002, or 13.0%, according to Dodge Construction Reports.

•	Residential construction increased from $208.4 billion in 2000 to $246.6 billion in 2002, or 18.3%, according to Dodge Construction Reports.

Historically, following periods of significant decline in economic activity such as the decline in 1990 and 1991, spending in commercial end-use markets has improved. Accordingly, we anticipate that demand for our products in the Decorative Products segment will grow upon an economic recovery in the commercial end-use markets that we serve.

Building Products

Our Building Products segment produces single-ply roofing systems for newly constructed or renovated commercial, governmental or educational buildings. Building Products generated net sales of $93.1 million and had a segment operating loss of $4.9 million for fiscal 2002. For more information regarding segment data, see note R to our consolidated financial statements and note K to our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus.

Products

The following table shows the products that our Building Products segment develops, designs, produces and markets.

Primary Products	End-use Applications	Brand Names
EPDM, TPO and PVC single-ply roofing systems	Low-sloped and flat roofs on office complexes, shopping malls, stadiums, restaurants, factories, schools, government buildings	GenFlex

Commercial Roofing.    We are a major North American supplier of single-ply roofing systems for the new and replacement commercial roofing markets. We are one of the few suppliers of all three single-ply roofing systems: EPDM, TPO and PVC. We manufacture ENERGY STAR certified TPO and PVC roofing systems that provide building owners with significant energy efficiencies. Additionally, we were the first to develop, and are currently the only producer of, a twelve-foot wide single-ply roofing system, which reduces installation time and cost for our customers.

With our broad single-ply commercial roofing product line, which we market under the GenFlex brand name, we can serve a wide variety of commercial roofing needs. In 2001, we began production of GenFlex products at our state-of-the-art extrusion plant located in Muscle Shoals, Alabama, where we produce our twelve-foot wide single-ply TPO and PVC roofing systems. GenFlex roofing systems represented 13.7% of our net sales for fiscal 2002, 15.4% of our net sales for fiscal 2001 and 13.7% of our net sales for fiscal 2000.

Markets and Customers

Building Products is highly competitive based on functional performance, price, quality, customer service, brand name recognition, distribution networks and reputation.

Marketing and Distribution

Our Building Products segment’s commercial roofing products are distributed and marketed primarily through independent distributors to building owners contractors, architects and other related building/construction customers.

Competition

Building Products competes with numerous companies, including Carlisle Companies Incorporated, Bridgestone-Firestone Inc. and Johns Manville.

Industry Conditions

Our sales in Building Products are impacted by the level of spending on office building, hotel, hospital, retail, education and restaurant refurbishment and new construction. Historically, following periods of significant decline in economic activity such as the decline in 1990 and 1991, spending in commercial end-use markets has improved. Accordingly, we anticipate that demand for our products in the Building Products segment will grow upon an economic recovery in the commercial end-use markets that we serve.

Competitive Strengths

We believe we have the following competitive strengths:

Leading Positions.    Over 70% of our sales are generated in product categories in which we maintain leading positions. These leading positions give us advantages in new product development, distribution, manufacturing scale and establishing and influencing market trends.

Strong Design Capabilities.    Our Decorative Products segment has industry leading design capabilities and an extensive design library with thousands of options encompassing a broad range of styles, patterns, textures and colors. Our extensive design library, together with our digital, computer-aided design technology, enables us to efficiently develop unique and aesthetically pleasing decorative surfaces for our customers. We have design centers located in New York, New York; Charlotte, North Carolina; and East Peckham, United Kingdom. During the period 2000 through 2002, we were awarded five ADEX Awards for excellence in design (Tower, Genon and Lanark brands), Neocon Best in Show at the Neocon World Trade Fair, the NorTech Innovation Award for our MemErase Dry-erasable wallcovering and two Tommy Awards from the Printed Fabrics Council.

Product Development.    We have broad capabilities in emulsion polymer synthesis and applications for a wide range of product platforms in our Performance Chemicals, Decorative Products and Building Products segments. We use our synthesis and applications expertise to develop unique solutions for our customers that improve the functionality of their products, lower their costs and increase their product differentiation. For example, our performance coating technology is used to develop products with enhanced surface functionality (such as scratch and stain resistance) and improved environmental characteristics. Additionally, our environmentally preferred PolyFox fluorochemicals have made our customers’ floor care products easier to apply with improved performance characteristics. In fiscal 2002, we filed 34 patent applications with the U.S. Patent and Trademark Office. We have approximately 135 issued U.S. patents and approximately 65 U.S. patent applications pending. New products developed over the last three fiscal years generated approximately 20% of our fiscal 2002 net sales.

Strong Brand Names.    We benefit from strong brand names, especially in our Decorative Products and Building Products segments, including the following:

•	Performance Chemicals—GenFlo, GenCryl, Sequabond, GenTac and PolyFox.

•	Commercial Wallcoverings—Bolta, Essex, Genon, Lanark, X-Quest, Tower, Guard, Muraspec, Murek and MemErase.

•	Coated Fabrics—Endurion, Diversiwall, Boltaflex, PreFixx and Nautolex.

•	Decorative Laminates—Surf(x), Elastotherm, Rendura and Reneer.

•	Commercial Roofing—GenFlex.

Our portfolio of brand names has broad customer recognition and helps strengthen our position in the product categories in which we participate.

Diverse Products, Customers and End-use Markets.    We sell in excess of 1,000 products to over 2,000 customers in more than 35 end-use markets. This diversity provides us with opportunities to leverage our capabilities across multiple end-use markets and reduces our dependence on any one particular end-use market. Our top ten customers represented approximately 25% of our net sales in fiscal 2002, with no single customer accounting for more than 6% of our net sales.

Well-invested, Strategically-located Assets.    We believe that we have a well-invested, strategically-located asset base. Our facility in:

•	Green Bay, Wisconsin is the newest SB latex production facility in North America and is located near our major paper industry customers in the upper Midwest.

•	Calhoun, Georgia is strategically located close to substantially all of the carpet manufacturers in the U.S.

•	Columbus, Mississippi has integrated calendering, embossing, printing and coating capabilities.

•	Muscle Shoals, Alabama is a new, state-of-the-art extrusion facility designed for low-cost manufacturing of TPO and PVC commercial roofing systems.

•	Thailand and our facility in China, each of which is part of our Asian joint ventures, include three low-cost manufacturing facilities for coated fabrics, decorative laminates and commercial wallcoverings.

•	Mogadore, Ohio includes a state-of-the-art pilot plant built in 2001 that is devoted to development and manufacturing scale-up of new chemical products.

Experienced Senior Management Team.    Our senior management team consists of professionals with extensive experience and expertise in the commercial wallcovering, coated fabrics, decorative products, commercial roofing and specialty chemicals industries. Our senior leadership team consists of nine individuals who collectively have an average of nearly 15 years experience in these industries.

Business Strategies

We intend to grow and strengthen our position as an innovator of decorative and functional surfaces, emulsion polymers and specialty chemicals and enhance profitability through the following strategies:

Grow Through Product Innovation.    Our new product development initiatives focus on expanding our position in existing product categories as well as entering into new, but related, product categories. We concentrate on providing innovative or highly customized products that meet specific customer or market requirements, including superior functional performance, more attractive decorative content and lower production cost. New products introduced in 2002 and 2003 include:

•	the first and only GREENGUARD INDOOR AIR QUALITY CERTIFIED commercial wallcovering, which sets new standards for low VOC emissions;

•	Surf(x) moldable decorative laminates for furniture and other applications traditionally serviced by higher-cost, high-pressure laminates;

•	Endurion performance fabrics, which are high-performance coated woven fabrics offering attractive designs with improved cleanability for the hospitality, health care and commercial upholstery markets;

•	OmnaBloc, a moisture-resistant carpet backing adhesive for the commercial carpet industry; and

•	PolyFox fluorochemicals for environmentally preferred and better performing floor care products.

The OMNOVA Solutions Technology Center in Akron, Ohio supports research and development efforts across our businesses and develops technologies focused on significant functionality enhancement in existing products as well as new product platforms.

Improve Operating Efficiencies and Cost Position.    We continue to focus on cost reductions in our operations to improve manufacturing efficiencies and reduce selling and administrative expenses. Since our spin-off from GenCorp in October 1999, we have reduced our workforce from approximately 2,750 employees to approximately 2,150 employees. We have closed one manufacturing plant and consolidated its operations into a more cost-efficient facility. Over the same time period, overall productivity as measured by sales per employee and, in our Performance Chemicals segment, by conversion costs per pound (adjusted for inflation) and pounds produced per employee has improved despite a weak economic environment. For several years, we have utilized Six Sigma management tools to reduce variation in the quality of our products, improve operational efficiency and reduce cycle times. These efforts have reduced operating costs and resulted in total chemical capacity expansion of over 50 million pounds with minimal capital expenditure requirements. We are intensifying our drive for continuous improvement and cost reduction in fiscal 2003 by launching a company-wide LEAN Six Sigma initiative. This initiative will focus on improving productivity targets, working capital and accelerating the speed with which we execute critical business processes, including the commercialization of new products. Additionally, we are on target to reduce annual costs by $8 million as a result of our previously announced workforce reduction.

Leverage Capabilities.    We intend to leverage our capabilities and core competencies between and across our business segments. Our Performance Chemicals’ coating capabilities have enabled us to provide enhanced functional characteristics for wallcoverings, coated fabrics and decorative laminates. Our design, purchasing and production capabilities in decorative products are leveraged across all of its product lines.

Expand Operations Through Strategic Alliances, Joint Ventures and Selective Acquisitions.    We plan to continue to enter into strategic alliances and joint ventures that will enhance our competitive position. For example, in 2002, we established RohmNova, a paper chemical joint venture with Rohm and Haas Company that markets, sells and services paper coating products. Through RohmNova, we have combined our resources to reduce our costs while providing total coating solutions to the global paper and paperboard industry. We will continue to pursue selective acquisitions of product lines and businesses that complement our existing businesses.

International Operations

Net sales from our foreign operations were $53.2 million in fiscal 2002, $61.4 million in fiscal 2001 and $65.5 million in fiscal 2000. These net sales represented 7.8% of our total net sales in fiscal 2002, 8.3% of our total net sales in fiscal 2001 and 8.5% of our total net sales in fiscal 2000. Long-lived assets consist of net property, plant and equipment and net goodwill. Long-lived assets of our foreign operations totaled $51.4 million at November 30, 2002 and $90.9 million at November 30, 2001. Our consolidated long-lived assets totaled $269.7 million at November 30, 2002 and $428.5 million at November 30, 2001.

Intellectual Property

We regard patents, trademarks, copyrights and other intellectual property as important to our success, and we rely on them in the United States and foreign countries to protect our investments in products and technology. Patents to which we have rights expire at various times, but we believe that the loss or expiration of any individual patent would not materially affect our business. We, like any other company, may be subject to claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties from time to time in the ordinary course of business.

Seasonal Factors

We historically experience stronger sales and income in our second, third and fourth fiscal quarters, comprised of the three-month periods ending May 31, August 31 and November 30. Our performance in the first fiscal quarter (December through February) has historically been weaker due to generally lower levels of construction and industrial activity over the holidays and cold weather months.

Environmental Matters

Our business operations, like those of other companies in the industries in which we operate, are subject to numerous federal, state, local and foreign environmental laws and regulations. These laws and regulations not only affect our current operations, but also could impose liability on us for past operations that were conducted in compliance with then applicable laws and regulations. For further discussion of capital and noncapital expenditures incurred in fiscal 2002 and forecasted for fiscal 2003 for environmental compliance, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters.”

Employees

As of September 30, 2003, we employed approximately 2,250 employees at offices, plants and other facilities located principally throughout the United States and the United Kingdom. Approximately 30% of our employees are covered by collective bargaining agreements. Approximately 610 employees are covered by four separate collective bargaining agreements that are due to expire prior to September 30, 2004.

Raw Materials

Our Performance Chemicals segment utilizes a variety of raw materials, primarily monomers, in the manufacture of our products, all of which are generally available from multiple suppliers. Monomer costs are a major component of the emulsion polymers produced by the business. Key monomers include styrene, butadiene, acrylates and vinyl acetate. These monomers represented approximately 59% of our total raw materials purchased on a dollar basis in fiscal 2002 for this segment.

Our Decorative Products and Building Products segments also utilize a variety of raw materials that are generally available from multiple suppliers. Key raw materials include polyvinyl chloride resins, textiles, plasticizers, paper and titanium dioxide. Textiles and polyvinyl chloride resins represent approximately 30% of our total raw materials purchased on a dollar basis in fiscal 2002 for this segment.

The cost of these raw materials has a significant impact on our profitability. We generally attempt to pass increased raw material prices on to our customers in the form of price increases. The success of attempted price increases depends on a variety of factors including the competitive environment. Under certain circumstances, we are not able to pass along the increase. In addition, if accepted by customers, price increases generally lag the increase in raw material costs.

Research and Development

Our research and development expenses were $8.7 million in fiscal 2002, $8.3 million in fiscal 2001 and $8.9 million in fiscal 2000. Research and development expenses include the costs of technical activities that are useful in developing new products, services, processes or techniques, as well as those expenses for technical activities that may significantly improve existing products or processes.

Properties

Our significant operating, manufacturing, distribution, research, design and/or sales and marketing facilities are set forth below:

Corporate Headquarters: OMNOVA Solutions Inc. *175 Ghent Road Fairlawn, OH	OMNOVA Solutions Technology Center 2990 Gilchrist Road Akron, OH

Performance Chemicals: Headquarters: *175 Ghent Rd Fairlawn, OH	Sales/Manufacturing/Technical/Distribution: Akron, OH †Calhoun, GA †Chester, SC *Dalton, GA †Fitchburg, MA †Green Bay, WI Hertfordshire, England †Mogadore, OH

Decorative Products:
Headquarters: *175 Ghent Rd Fairlawn, OH	Manufacturing Facilities: †Auburn, PA †Columbus, MS †Jeannette, PA Kent, England †Monroe, NC *Rayong, Thailand *Shanghai, China

Sales/Marketing/Design/Distribution:

*Asnieres, France

*Bangkok, Thailand

*Boston, MA

*Charlotte, NC

*Dubai, UAE

*Hertfordshire, England

*New York, NY

*Paris, France

*Rayong, Thailand

*São Paulo, Brazil

*Shanghai, China

*Warsaw, Poland

Building Products:
Headquarters: *1722 Indian Wood Circle Suite A Maumee, OH	Manufacturing Facilities: *Muscle Shoals, AL	Sales/Marketing/Design/Distribution: *Columbus, OH *Maumee, OH

*	Indicates leased property.
†	Constitutes collateral for the exchange notes.

For a further discussion of our leased properties, please refer to note N of our consolidated financial statements, which are included elsewhere in this prospectus.

During fiscal 2002 and the nine months ended August 31, 2003, we generally made effective use of our productive capacity. We believe that the quality and productive capacity of our properties are sufficient to maintain our competitive position for the foreseeable future.

Legal Proceedings

On October 12, 2000, a group of former GenCorp employees who retired from GenCorp facilities filed a purported class action lawsuit in Federal District Court for the Northern District of Ohio against GenCorp Inc. and us, and certain retiree medical plans of both companies, seeking certain retiree medical benefits. The retirees seek to certify a class consisting of all eligible retirees at 12 plants formerly represented by the United Rubber Workers. The plaintiffs’ claims are based primarily on certain GenCorp labor agreements, which expired in the mid-1990’s or earlier, and GenCorp’s adoption of a replacement retiree health care plan that capped benefit levels. The matter is currently in the discovery stage. We cannot estimate the amount of retiree medical benefits sought by the plaintiffs at this time. We believe that we have meritorious defenses to this lawsuit as well as a right to indemnification from GenCorp. We believe that the likelihood that we will incur liability materially affecting our consolidated financial condition is remote.

We are subject to various legal actions, governmental investigations and proceedings relating to a wide range of matters. In the opinion of our management, after reviewing the information that is currently available with respect to these matters and consulting with counsel, any liability that may ultimately be incurred with respect to these matters will not materially affect our consolidated financial condition. The effect of resolution of these matters on results of operations cannot be predicted because any such effect depends on both future results of operations and the amount and timing of the resolution of such matters.

MANAGEMENT

The following table sets forth the names, ages and positions for each of our directors and executive officers as of May 1, 2003.

Name	Age	Position
Kevin M. McMullen	42	Chairman of the Board, Chief Executive Officer and President
Michael E. Hicks	44	Senior Vice President, Chief Financial Officer and Treasurer
James J. Hohman	54	Vice President; President, Paper and Carpet Chemicals
James C. LeMay	46	Senior Vice President, Business Development; General Counsel
Gregory T. Troy	48	Senior Vice President, Human Resources
Douglas E. Wenger	46	Senior Vice President and Chief Information Officer
Edward P. Campbell	53	Director
David A. Daberko	57	Director
David R. Holmes	62	Director
Diane E. McGarry	53	Director
Steven W. Percy	56	Director
R. Byron Pipes	61	Director
William R. Seelbach	55	Director

Kevin M. McMullen, Chairman of the Board, Chief Executive Officer and President.    Mr. McMullen has been Chairman of the Board, Chief Executive Officer and President of OMNOVA Solutions since February 2001. Prior to that, Mr. McMullen served as Chief Executive Officer and President of OMNOVA Solutions from December 2000 and as a Director from March 2000. From January 2000 until December 2000, Mr. McMullen served as President and Chief Operating Officer of OMNOVA Solutions, and from September 1999 to January 2000, Mr. McMullen served as Vice President of OMNOVA Solutions and President, Decorative & Building Products. Previously, Mr. McMullen was Vice President of GenCorp Inc. and President of GenCorp’s Decorative & Building Products business unit from September 1996 until the spin-off of OMNOVA Solutions in October 1999. Prior to that, Mr. McMullen was General Manager of General Electric Corporation’s Commercial & Industrial Lighting business from 1993 to 1996 and General Manager of General Electric Lighting’s Business Development and Strategic Planning activities from 1991 to 1993.

Michael E. Hicks, Senior Vice President, Chief Financial Officer and Treasurer.    Mr. Hicks has been Senior Vice President, Chief Financial Officer and Treasurer of OMNOVA Solutions Inc. since its formation. Prior to the spin-off of OMNOVA Solutions in October 1999, Mr. Hicks served as Senior Vice President, Chief Financial Officer and Treasurer of GenCorp Inc. from February 1999 and as Treasurer of GenCorp from September 1994 to February 1999.

James J. Hohman, Vice President; President, Paper and Carpet Chemicals.    Mr. Hohman has been Vice President of the Company since November 2001 and President, Paper & Carpet Chemicals since December 2000; Vice President, Specialty Chemicals from March 2000 until November 2000; and Vice President, Paper Chemicals from the spin-off of the Company from GenCorp Inc. in October 1999 until March 2000. Prior to the spin-off, Mr. Hohman served for GenCorp Inc. as Vice President, Paper Chemicals from November 1998 until October 1999 and as Director, Strategic Business Development, Performance Chemicals business unit from March 1996 until October 1998. Previously, Mr. Hohman held several key business and marketing management positions at BP Chemicals from 1982 until 1996, most recently serving as General Manager, Barex Resins.

James C. LeMay, Senior Vice President, Business Development; General Counsel.    Mr. LeMay has been Senior Vice President, Business Development; General Counsel of OMNOVA Solutions Inc. since December 1, 2000; previously Senior Vice President, Law and General Counsel of OMNOVA Solutions Inc. since its formation. Prior to the spin-off of OMNOVA Solutions in October 1999, Mr. LeMay also served as Assistant General Counsel of GenCorp Inc. from May 1997, and as Senior Counsel of GenCorp from May 1990 to May 1997.

Gregory T. Troy, Senior Vice President, Human Resources.    Mr. Troy has been Senior Vice President, Human Resources of OMNOVA Solutions Inc. since September 1999. Mr. Troy served as Director, Human Resources of GenCorp Inc.’s Performance Chemicals business unit from December 1996 until the spin-off of OMNOVA Solutions in October 1999. Previously, Mr. Troy served as Director, Human Resources, of Bosch Braking Systems (formerly AlliedSignal) from 1995 to December 1996, and Employee Relations Area Manager, Manufacturing, of Mobil Corporation’s Plastics division from 1994 to 1995.

Douglas E. Wenger, Senior Vice President and Chief Information Officer.    Mr. Wenger has been Senior Vice President and Chief Information Officer of OMNOVA Solutions since November 2001. Prior to joining OMNOVA Solutions in October 2001, Mr. Wenger served as Director, Global I/T Strategy and Architecture from 2000 until 2001; as Global Program Director, Enterprise Business Applications from 1996 until 2000; Director, Business Information Development, Worldwide Research & Development from 1993 until 1996; and as Director, North American Information Systems and Database Development from 1991 until 1993, in each case for Kellogg Company, a manufacturer and marketer of ready-to-eat cereal and convenience foods.

Edward P. Campbell, Director.    Mr. Campbell has served as a Director of OMNOVA Solutions since 1999. Mr. Campbell has been President and Chief Executive Officer and a Director of Nordson Corporation, Westlake, Ohio (an international manufacturer of industrial application equipment) since 1997. Prior to that time, he served as Chief Operating Officer of Nordson from 1994 to 1997.

David A. Daberko, Director.    Mr. Daberko has served as a Director of OMNOVA Solutions since 1999. Mr. Daberko has been Chairman and Chief Executive Officer of National City Corporation, Cleveland, Ohio (a diversified financial services company) since 1995. Previously, Mr. Daberko served as President and Chief Operating Officer of National City Corporation from 1993 to 1995 and Deputy Chairman of National City Corporation and President, National City Bank, Cleveland, from 1987 to 1993.

David R. Holmes, Director.    Mr. Holmes has served as a Director of OMNOVA Solutions since 2002. Mr. Holmes is the retired Chairman of the Board of The Reynolds and Reynolds Company (a leading provider of integrated information management systems to the automotive retailing marketplace). Mr. Holmes served as Chairman of The Reynolds and Reynolds Company from 1990 to January 2002, and as President and Chief Executive Officer from 1989 to 1999. Prior to that, he had served as President of the Automotive Systems, Computer Systems Division of The Reynolds and Reynolds Company since 1986.

Diane E. McGarry, Director.    Ms. McGarry has served as a Director of OMNOVA Solutions since 1999. Ms. McGarry has been Chief Marketing Officer, Xerox Corporation, Stamford, Connecticut (a manufacturer of copiers and electronic office equipment) since October 2001. Previously, she was President, North American General Markets Operations of Xerox since January 2000; Senior Vice President, Eastern Operations, North American Solutions Group of Xerox Corporation, Rochester, NY from January 1999 to January 2000; Vice President/General Manager, Color Solutions Business Unit of Xerox from March 1998 to January 1999; and Chairman, President and Chief Executive Officer of Xerox Canada Inc., North York, Ontario, Canada, from 1993 to March 1998.

Steven W. Percy, Director.    Mr. Percy has served as a Director of OMNOVA Solutions since 1999. Mr. Percy was Senior Vice President—Refining, Marketing & Transportation of Phillips Petroleum, Bartlesville, Oklahoma (a petroleum extraction, refining and distribution company) from June 2000 to March 2001. Previously, Mr. Percy served as Chairman and Chief Executive Officer of BP America, Inc., from 1996 to March 1999 and the BP/Amoco merger, and as Executive Vice President of BP America and President of BP Oil in the United States from 1992 to 1996.

R. Byron Pipes, Director.    Dr. Pipes has served as a Director of OMNOVA Solutions since 1999. Dr. Pipes has been the Goodyear Professor of Polymer Engineering at The University of Akron, Akron, Ohio since December 2001. Previously, Dr. Pipes served as a Distinguished Visiting Scientist at the College of William and

Mary, Williamsburg, Virginia from 1998 to 2001; Seventeenth President of Rensselaer Polytechnic Institute, Troy, New York from 1993 to 1998; and Provost of the University of Delaware from 1991 to 1993 and Dean of the College of Engineering from 1985 to 1991.

William R. Seelbach, Director.    Mr. Seelbach has served as a Director of OMNOVA Solutions since 2002. Mr. Seelbach was President of Brush Engineered Materials, Inc., Cleveland, Ohio (a manufacturer of high performance engineered materials) from 2001 to May 2002. Prior to that, he served as President, Brush Wellman Inc. from 2000 to 2001 and as President, Alloy Products division of Brush Wellman from 1998 to 2000. From 1987 to 1998, Mr. Seelbach was Chairman and Chief Executive Officer of Inverness Partners, a limited liability company engaged in acquiring and operating Midwestern manufacturing companies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists ownership of our common shares as of February 3, 2003 (unless another date is otherwise indicated) by (1) owners of more than 5% of the outstanding common shares, (2) each of our named executive officers, (3) each of our directors and (4) all of our directors and executive officers as a group. The mailing address for each of our directors and named executive officers listed below is 175 Ghent Road, Fairlawn, Ohio 44333.

Name	Number of Common Shares Beneficially Owned(1)		Deferred Share Units(2)	Percent of Outstanding Common Shares(3)
Gabelli Asset Management Inc. et al One Corporate Center Rye, NY 10580	4,573,132	(4)	—	11.5%

Putnam LLC One Post Office Square Boston, MA 02109	4,530,035	(5)	—	11.3%

The Baupost Group, L.L.C. 10 St. James Avenue, Suite 2000 Boston, MA 02116	4,037,060	(6)	—	10.1%

State Street Research & Management One Financial Center Boston, MA 00211-2690	2,973,900	(7)	—	7.5%

FMR Corp. 82 Devonshire Street Boston, MA 02109	2,713,900	(8)	—	6.8%

OMNOVA Solutions Retirement Savings Plan 175 Ghent Road Fairlawn, Ohio 44333	2,353,934	(9)	—	5.9%

Reich & Tang Asset Management 600 Fifth Street New York, NY 10020	2,189,100	(10)	—	5.5%

Edward P. Campbell	7,017		—	*

David A. Daberko	7,387	(11)	22,168	*

David R. Holmes	1,250	(11)	6,030	*

Diane E. McGarry	7,467	(11)	3,597	*

Steven W. Percy	6,719	(11)	27,772	*

R. Byron Pipes	2,817		344	*

William R. Seelbach	1,250	(11)	2,884	*

Kevin M. McMullen	707,801	(11),(12)	—	1.8%

Michael E. Hicks	198,089	(11),(12)	—	*

James J. Hohman	147,947	(11),(12)	—	*

James C. LeMay	130,137	(11),(12)	—	*

Douglas E. Wenger	24,090	(11),(12)	—	*

Directors and Officers as a group	1,352,122	(11),(12)	62,795	3.5%

*	Less than 1%.

(1)	Except as otherwise indicated below, beneficial ownership means the sole power to vote and dispose of shares.
(2)	This column shows phantom units of OMNOVA Solutions common shares that have been credited under deferred compensation plans.
(3)	Calculated using 39,916,420 shares as the number of outstanding shares.
(4)	Pursuant to a Schedule 13F-HR filed with the Securities and Exchange Commission on August 14, 2003, Gabelli Asset Management Inc. et al. reported that, as of June 30, 2003, Gabelli Funds, LLC had sole investment discretion and voting power over 1,116,500 shares, and Gabelli Asset Management Company shared with certain affiliated entities investment discretion over 3,456,632 shares, of which Gabelli Asset Management Company held sole voting power over 3,345,632 shares and held no voting power over 111,000 shares.
(5)	Pursuant to a Schedule 13F-HR filed with the Securities and Exchange Commission on August 15, 2003, Putnam, LLC reported that, as of June 30, 2003, it shared investment discretion with its affiliate, Putnam Advisory Company, Inc. over 2,400,135 shares, with respect to which Putnam, LLC had sole voting power over 1,296,840 shares and no voting power over 1,203,295 shares; and that Putnam, LLC shared investment discretion with its affiliate, Putnam Investment Management, LLC over 2,127,900 shares, with respect to which Putnam, LLC had no voting power.
(6)	Pursuant to a Schedule 13G filed with the Securities and Exchange Commission on October 9, 2003, The Baupost Group, L.L.C. reported that, as of September 30, 2003, it had sole investment discretion and voting power over 4,037,060 shares.
(7)	Pursuant to a Schedule 13F-HR filed with the Securities and Exchange Commission on August 15, 2003, State Street Research & Management reported that, as of June 30, 2003, it had investment discretion and voting power over 2,973,900 shares.
(8)	Pursuant to a Schedule 13F-HR filed with the Securities and Exchange Commission on August 14, 2003, FMR Corp. reported that, as of June 30, 2003, it shared investment discretion with its affiliated entities, Fidelity Management & Research Company and FMR Co., Inc. over 2,713,900 shares, with respect to which it holds no voting power.
(9)	National City Bank, 1900 East Ninth Street, Cleveland, OH 44101 serves as Trustee of the OMNOVA Solutions Retirement Savings Plan. National City Bank disclaims beneficial ownership of these shares as discretionary authority to buy, sell or vote the shares lies solely with the individual plan participants on whose behalf the shares are held.
(10)	Pursuant to a Schedule 13F-HR filed with the Securities and Exchange Commission on July 7, 2003, Reich & Tang Asset Management L.P. reported that, as of June 30, 2003, it shared with certain affiliated entities investment discretion and voting power for 2,189,100 shares.
(11)	Includes shares subject to stock options which may be exercised within 60 days of February 3, 2003 as follows: Mr. Daberko, 2,500 shares; Mr. Holmes, 1,250 shares; Ms. McGarry, 5,625 shares; Mr. Percy, 5,625 shares; Mr. McMullen, 674,117 shares; Mr. Hicks, 158,991 shares; Mr. Hohman, 115,426 shares; Mr. LeMay, 99,174 shares; Mr. Seelbach, 1,250 shares; Mr. Wenger, 18,500 shares; and all directors and executive officers, as a group, 1,175,591 shares.
(12)	Includes the approximate number of shares credited to the individual’s account as of February 3, 2003 under the OMNOVA Solutions Retirement Savings Plan.

DESCRIPTION OF OTHER DEBT

New Credit Facility

In connection with the offering of the outstanding notes, we entered into a new three-year senior secured revolving credit facility with Bank One, NA, as administrative agent and lender, and various financial institutions, as lenders.

The new credit facility provides for up to $100.0 million in borrowings, including a $15.0 million sublimit for the issuance of commercial and standby letters of credit and a $10.0 million sublimit for swingline loans. However, advances under the facility are limited to a borrowing base based upon customary advance rates for eligible accounts receivable, raw materials inventory, finished goods inventory and work-in-progress inventory, in each case subject to reserves established by the lenders. Borrowings under our new credit facility are available for general corporate purposes, working capital purposes and the refinancing of certain existing debt.

Security

Our obligations under the new credit facility are secured by a first priority lien on our domestic inventory, accounts receivable and intangibles, as well as a pledge of all of the outstanding capital stock of two of our domestic subsidiaries that own our principal foreign subsidiaries. The liens securing our new credit facility will not extend to any assets or property securing the exchange notes. See “Description of Notes—Collateral”.

Interest Rates

Advances under the new credit agreement bear interest, at our option, at either an alternate base rate or an eurodollar rate, in each case plus an applicable margin. The alternate base interest rate is a fluctuating rate equal to the higher of (1) Bank One, NA’s prime rate and (2) the Federal Funds Effective rate plus 0.5%. The applicable margin for the alternate base rate will vary from 1.1875% to 1.750% depending on our fixed charge coverage ratio and was 1.50% as of August 31, 2003. The eurodollar rate is a periodic fixed rate equal to LIBOR. The applicable margin for the eurodollar rate will vary from 2.625% to 3.250% depending on our fixed charge coverage ratio and was 3.00% as of August 31, 2003.

Optional and Mandatory Prepayments

Under the new credit facility, we are permitted to prepay loans bearing interest at the alternate base rate without penalty or premium, subject to minimum prepayment amounts. We are required to prepay an amount equal to 100% of the net proceeds realized from certain asset sales. Subject to certain exceptions, we are also required to prepay an amount equal to 100% of the net proceeds realized from the sale or issuance of equity or subordinated debt. If we choose to terminate the facility prior to its scheduled expiration, we may be required to pay a prepayment fee that varies with the date of prepayment.

Fees

Our new credit facility requires us to pay our lenders a quarterly commitment fee based on the average daily unused portion of the facility. The commitment fee will vary from 0.375% to 0.625% based on our fixed charge coverage ratio and and was 0.500% as of August 31, 2003.

We are required to pay customary fees in connection with the issuance of commercial letters of credit. We are required to pay the lenders and any issuer of a standby letter of credit a letter of credit fee. The rate of the fee payable to the lenders for standby letters of credit will vary from 2.625% to 3.250% depending on our fixed charge coverage ratio and will be based on the face amount of each letter of credit outstanding. Additionally, we are required to pay the issuer of a standby letter of credit a fronting fee of 0.25% of the face amount of such standby letter of credit issued, together with any customary charges.

Covenants

Our new credit facility contains affirmative and negative covenants customary for such financings, including, but not limited to, covenants limiting our ability to:

•	pay dividends on or purchase or redeem our capital stock;

•	incur debt;

•	merge, consolidate or sell all or substantially all of our assets;

•	sell assets;

•	make investments in other persons;

•	incur liens or encumbrances;

•	make capital expenditures;

•	enter into certain types of transactions with affiliates;

•	amend certain agreements;

•	prepay subordinated debt; and

•	sell accounts receivable.

Our new credit facility also requires us to meet certain financial covenants relating to minimum excess availability and our minimum fixed charge coverage ratio. We must maintain excess availability under our new credit facility of at least $10.0 million and a fixed charge coverage ratio (which is generally the ratio of EBITDA (as defined in the new credit facility) less capital expenditures to fixed charges) of equal to or greater than 1.1 to 1.0 for each period of four consecutive fiscal quarters tested on the last day of each fiscal quarter.

Default

Our new credit facility contains events of default customary for such financings, including, but not limited to:

•	nonpayment of principal, interest or fees;

•	inaccuracies of representations and warranties;

•	violations of covenants;

•	cross-defaults to other debt;

•	unsatisfied judgments;

•	events of bankruptcy and insolvency;

•	certain adverse employee benefit liabilities; and

•	the occurrence of a change of control.

The affirmative covenants, negative covenants, events of default and definitions related thereto as set forth in our new credit facility differ materially from those affirmative covenants, negative covenants, events of default and definitions related thereto as set forth in the indenture governing the exchange notes.

Waiver and Modification

The terms of our new credit facility may be waived or modified upon approval by us and the required percentage of lenders thereunder (or, in certain instances, the affected lenders) and without the consent of the holders of exchange notes.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On May 28, 2003, we sold $165.0 million in principal amount at maturity of the outstanding notes in a private placement through initial purchasers to a limited number of “Qualified Institutional Buyers,” as defined under the Securities Act. In connection with the sale of the outstanding notes, we and the initial purchasers entered into a registration rights agreement, dated as of May 28, 2003. Under that agreement, we must, among other things, use our commercially reasonable efforts to file with the SEC a registration statement under the Securities Act covering the exchange offer and to cause that registration statement to become effective under the Securities Act. Upon the effectiveness of that registration statement, we must also offer each holder of the outstanding notes the opportunity to exchange its outstanding notes for an equal principal amount at maturity of exchange notes. You are a holder with respect to the exchange offer if you are a person in whose name any outstanding notes are registered on our books or any other person who has obtained a properly completed assignment of outstanding notes from the registered holder.

We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the exchange notes under the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•	you are not one of our “affiliates,” as defined in Rule 405 of the Securities Act; and

•	you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Resale of the Exchange Notes

Based on a previous interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Mary Kay Cosmetics, Inc. (available June 5, 1991), Warnaco, Inc. (available October 11, 1991), and K-III Communications Corp. (available May 14, 1993), we believe that the exchange notes issued in the exchange offer may be offered for resale, resold, and otherwise transferred by you, except if you are an affiliate of us, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in “—Purpose and Effect of the Exchange Offer” apply to you.

If you tender in the exchange offer with the intention of participating in a distribution of the exchange notes, you cannot rely on the interpretation by the Staff of the SEC as set forth in the Morgan Stanley & Co. Incorporated no-action letter and other similar letters and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. If our belief regarding resale is inaccurate, those who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws may incur liability under these laws. We do not assume or indemnify you against this liability.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.” In order to facilitate the disposition of exchange notes by broker-dealers participating in the exchange offer, we have agreed, subject to specific conditions, to make this prospectus, as it may be amended or supplemented from time to time, available for delivery by those broker-dealers to satisfy their prospectus delivery obligations under the Securities Act. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the day the exchange offer expires.

As of the date of this prospectus, $165.0 million in principal amount at maturity of the outstanding notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the outstanding notes on this date. There will be no fixed record date for determining registered holders of the outstanding notes entitled to participate in the exchange offer; however, holders of the outstanding notes must tender their certificates therefor or cause their outstanding notes to be tendered by book-entry transfer before the expiration date of the exchange offer to participate.

The form and terms of the exchange notes will be the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer. Following consummation of the exchange offer, all rights under the registration rights agreement accorded to holders of outstanding notes, including the right to receive additional incremental interest on the outstanding notes, to the extent and in the circumstances specified in the registration rights agreement, will terminate.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws. Outstanding notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the related indenture. Any outstanding notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. See “—Consequences of Failure to Exchange.”

We will be deemed to have accepted validly tendered outstanding notes when, as and if we will have given oral notice, promptly confirmed in writing, of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, certificates for any unaccepted outstanding notes will be returned, or, in the case of outstanding notes tendered by book-entry transfer, those unaccepted outstanding notes will be credited to an account maintained with The Depository Trust Company without expense to the tendering holder of those outstanding notes promptly after the expiration date of the exchange offer. See “—Procedures for Tendering.”

Those who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange under the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date is 5:00 p.m., New York City time on                          , 2003, unless we, in our sole discretion, extend the exchange offer, in which case, the expiration date will be the latest date and time to which the exchange offer is extended. We may, in our sole discretion, extend the expiration date of the exchange offer or, upon the occurrence of particular events, terminate the exchange offer. The events that would cause us to terminate the exchange offer are set forth under “—Conditions.”

To extend the exchange offer, we must notify the exchange agent by oral notice, promptly confirmed in writing, notice before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

We reserve the right:

•	to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions” are not satisfied by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner consistent with the registration rights agreement.

Any extension, termination or amendment will be followed as promptly as practicable by oral or written notice of the delay to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that constitutes a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the amendment and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during that extension period.

Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.

When all the conditions to the exchange offer have been satisfied or waived, we will accept, promptly after the expiration date of the exchange offer, all outstanding notes properly tendered and will issue the exchange notes promptly after the expiration date of the exchange offer. See “—Conditions” below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we will have given oral notice, promptly confirmed in writing, of our acceptance to the exchange agent.

In all cases, issuance of the exchange notes for outstanding notes that are accepted for exchange under the exchange offer will be made only after timely receipt by the exchange agent of certificates for those outstanding notes or a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal, and all other required documents; provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender of outstanding notes or in the satisfaction of conditions of the exchange offer by holders of the outstanding notes. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, if the holder withdraws any previously tendered outstanding notes, or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder desires to exchange, then the unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be returned promptly after the expiration or termination of the exchange offer, or, in the case of the outstanding notes tendered by book-entry transfer, those unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder.

Conditions

Without regard to other terms of the exchange offer, we will not be required to exchange any exchange notes for any outstanding notes and may terminate the exchange offer before the acceptance of any outstanding notes for exchange and before the expiration of the exchange offer, if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer;

•	the Staff of the SEC proposes, adopts or enacts any law, statute, rule or regulation or issues any interpretation of any existing law, statute, rule or regulation that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

•	any governmental approval or approval by holders of the outstanding notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the exchange offer.

If we determine that any of these conditions are not satisfied, we may:

•	refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, or, in the case of outstanding notes tendered by book-entry transfer, credit those outstanding notes to an account maintained with The Depository Trust Company;

•	extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders who tendered the outstanding notes to withdraw their outstanding notes; or

•	waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the outstanding notes, if the exchange offer would otherwise expire during this period.

Procedure for Tendering

To tender in the exchange offer, you must complete, sign and date an original or facsimile letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal to the exchange agent before the expiration date of the exchange offer. You may also tender your outstanding notes by means of The Depository Trust Company’s Automatic Tenders Over the Participant Terminal System (“ATOP”), subject to the terms and procedures of that system. If delivery is made through ATOP, an agent’s message must be received by the exchange agent. The term “agent’s message” means a message, transmitted to The Depository Trust Company and received by the exchange agent and forming a part of a book-entry transfer, that states that The Depository Trust Company has received an express acknowledgement from the participant in The Depository Trust Company tendering the Notes that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against you. In addition:

•	the exchange agent must receive certificates, if any, for the outstanding notes, along with the letter of transmittal;

•	the exchange agent must receive a timely confirmation of the transfer by book-entry of those outstanding notes before the expiration of the exchange offer, if the book-entry procedure is available, into the exchange agent’s account at The Depository Trust Company, as set forth in the procedure for book-entry transfer described below; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive the Letter of Transmittal and other required documents at the address set forth below under “—Exchange Agent” before the expiration of the exchange offer.

If you tender your outstanding notes and do not withdraw them before the expiration date of the exchange offer, you will be deemed to have an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date of the exchange offer. You should not send your letter of transmittal or outstanding notes to us. You may request your respective broker, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender its outstanding notes should contact the registered holder promptly and instruct that registered holder to tender the outstanding notes on the beneficial owner’s behalf. If the beneficial owner wishes to tender its outstanding notes on the owner’s own behalf, that owner must, before completing and executing the letter of transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in that owner’s name or obtain a properly completed assignment from the registered holder. The transfer of registered ownership of outstanding notes may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the related outstanding notes tendered are tendered:

•	by a registered holder who has not completed the box entitled “Special Payment Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, each of the following is deemed an eligible institution:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank;

•	a trust company having an officer or correspondent in the United States; or

•	an eligible guarantor institution as provided by Rule 17Ad-15 of the Exchange Act.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as his, her or its name appears on the outstanding notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or bond power, those persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless we waive such requirement.

We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes, and withdrawal of tendered outstanding notes, in our sole discretion. All of these determinations by us will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of outstanding notes of defects or irregularities with respect to tenders of outstanding notes, neither we, nor the exchange agent, nor any other person will incur any liability for failure to give this notification. Tenders of outstanding notes will not be deemed to have been made until defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of outstanding notes, unless otherwise provided in the letter of transmittal, promptly following the expiration date of the exchange offer.

In addition, we reserve the right, in our sole discretion, to purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date of the exchange offer or, as set forth above under  “—Conditions,” to terminate the exchange offer and, to the extent permitted by applicable law and the terms of our agreements relating to our outstanding indebtedness, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any purchases or offers could differ from the terms of the exchange offer.

If the holder of outstanding notes is a broker-dealer participating in the exchange offer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that broker-dealer will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes and otherwise agree to comply with the procedures described above under “—Resale of the Exchange Notes”; however, by so acknowledging and delivering a prospectus, that broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

In all cases, issuance of exchange notes under the exchange offer will be made only after timely receipt by the exchange agent of certificates for the outstanding notes or a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount of outstanding notes that the holder of the outstanding notes desires to exchange, the unaccepted or portion of non-exchanged outstanding notes will be returned as promptly as practicable after the expiration or termination of the exchange offer, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company pursuant to the book-entry transfer procedures described below, the unaccepted or portion of non-exchanged outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of outstanding notes.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at The Depository Trust Company for the purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in The Depository Trust Company’s system may make book-entry delivery of outstanding notes by causing The Depository Trust Company to transfer the outstanding notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at The Depository Trust Company, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” on or before the expiration date of the exchange offer, unless the holder either (1) complies with the guaranteed delivery procedures described below or (2) sends an agent’s message through ATOP.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

•	the tender is made through an eligible institution;

•	before the expiration date of the exchange offer, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered and stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration of the exchange offer, the letter of transmittal, together with the certificate(s) representing the outstanding notes in proper form for transfer or a confirmation of book-entry transfer, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer and other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided, tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person who deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of the outstanding notes in the name of the person withdrawing the tender; and

•	specify the name in which any outstanding notes are to be registered, if different from the name of the person who deposited the outstanding notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility of the notices, which determinations will be final and binding on all parties. Any outstanding notes withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect to those outstanding notes unless the outstanding notes withdrawn are validly retendered.

Any outstanding notes that have been tendered but that are not accepted for payment will be returned to the holder of those outstanding notes, or in the case of outstanding notes tendered by book-entry transfer, will be credited to an account maintained with The Depository Trust Company, without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date of the exchange offer.

Termination of Certain Rights

All rights given to holders of outstanding notes under the registration rights agreement will terminate upon the consummation of the exchange offer except with respect to our duty:

•	to use reasonable best efforts to keep the registration statement continuously effective during the 90-day period following the closing of the exchange offer; and

•	to provide copies of the latest version of this prospectus to any broker-dealer that requests copies of this prospectus for use in connection with any resale by that broker-dealer of exchange notes received for its own account pursuant to the exchange offer in exchange for outstanding notes acquired for its own account as a result of market-making or other trading activities, subject to the conditions described above under “—Resale of the Exchange Notes.”

Exchange Agent

The Bank of New York has been appointed exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal, and requests for copies of the notice of guaranteed delivery with respect to the outstanding notes should be addressed to the exchange agent as follows:

By Hand or Overnight Courier: The Bank of New York 101 Barclay Street, 7E New York, New York 10286 Attention: Santino Ginocchietti	By Registered or Certified Mail: The Bank of New York 101 Barclay Street, 7E New York, New York 10286 Attention: Santino Ginocchietti

By Telephone (to confirm receipt of facsimile):

(212) 815-6331

By Facsimile (for Eligible Institutions only):

(212) 298-1915

Fees and Expenses

We will pay the expenses of soliciting tenders in connection with the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopier, telephone or in person by our officers and regular employees and by officers and regular employees of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We, will however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offer.

We estimate that our cash expenses in connection with the exchange offer will be approximately $75,000. These expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of the outstanding notes for exchange notes. The tendering holder of outstanding notes, however, will pay applicable taxes if certificates representing outstanding notes not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered, or:

•	if tendered, the certificates representing outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	if a transfer tax is imposed for any reason other than the exchange of the outstanding notes in the exchange offer.

If satisfactory evidence of payment of the transfer taxes or exemption from payment of transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder and the exchange notes need not be delivered until the transfer taxes are paid.

Consequences of Failure to Exchange

Participation in the exchange offer is voluntary. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

Outstanding notes that are not exchanged for the exchange notes in the exchange offer will not retain any rights under the registration rights agreement and will remain restricted securities for purposes of the federal securities laws. Accordingly, such outstanding notes may not be offered, sold, pledged or otherwise transferred except:

•	to us or any of our subsidiaries;

•	to a “Qualified Institutional Buyer” within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	under an exemption from registration under the Securities Act provided by Rule 144, if available;

•	under an exemption from registration under the Securities Act provided by Rule 904, if available; or

•	under an effective registration statement under the Securities Act,

and in each case, in accordance with all other applicable securities laws and the terms of the indenture governing the outstanding notes.

Accounting Treatment

For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. The expenses of the exchange offer will be amortized over the remaining term of the exchange notes.

DESCRIPTION OF THE NOTES

The outstanding notes were, and the exchange notes will be, issued under an Indenture, dated as of May 28, 2003 (the “Indenture”), between the Company and The Bank of New York, as Trustee (the “Trustee”), a copy of which can be obtained from the Company at its address set forth elsewhere herein. The outstanding notes were initially sold to Deutsche Bank Securities Inc., Banc One Capital Markets, Inc. and McDonald Investments Inc. on May 28, 2003. All references in this section to “the Notes” include the outstanding notes and the exchange notes, unless the context requires otherwise. The following description is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. You should read the Indenture because it contains additional information and it, and not this description, defines your rights as a holder of Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the Indenture may be obtained from the Company or the Initial Purchasers. You can find definitions of certain capitalized terms used in this description under “—Certain Definitions.” For purposes of this section, references to the “Company” include only OMNOVA Solutions Inc. and not its Subsidiaries.

The Notes will be senior secured obligations of the Company and will be entitled to be paid first out of the proceeds, if any, of the Collateral. The Notes will rank equally with the existing and future senior obligations of the Company and senior to its future subordinated obligations. The Company does not have any existing Subordinated Indebtedness. The lenders under the Credit Facility will be entitled to be paid first out of the proceeds, if any, of the Credit Facility Collateral. As of August 31, 2003, the Company had approximately $45.0 million of Indebtedness outstanding under the Credit Facility secured by the Credit Facility Collateral and, based on an available borrowing base of $92.0 million at such date and the Company’s minimum excess availability requirements, approximately $38.3 million of unused borrowing available under the Credit Facility.

Principal, Maturity and Interest

The Company will issue up to $165.0 million aggregate principal amount of Notes pursuant to the exchange offer. The Notes will mature on June 1, 2010. The Company will issue the Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Indenture provides for the issuance of additional Notes having substantially identical terms and conditions to the Notes (the “Additional Notes”). The issuance of Additional Notes will be subject to the limitations set forth under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.” For purposes of the Indenture, any Additional Notes will be part of the same issue as the Notes offered hereby and will vote on all matters with the Notes offered in this offering.

Interest on the Notes will accrue at the rate of 11 1/4% per annum and will be payable semiannually in cash on each June 1 and December 1, commencing on December 1, 2003, to the persons who are registered holders of the Notes (the “Holders”) at the close of business on the and immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes will not be entitled to the benefit of any mandatory sinking fund.

Methods of Receiving Payments on the Notes

The Company will pay principal (and premium, if any) on the Notes at the corporate office of the paying agent and registrar in New York, New York. At its option, the Company may pay interest at the corporate trust office of the paying agent and registrar or by check mailed to the registered addresses of the Holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar for the Notes. The Company may change any paying agent and registrar without notice to the Holders, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The registrar will not be required to register the transfer or exchange of any Note (a) for a period of 15 days immediately preceding a redemption of such Note, (b) selected for redemption in whole or in part pursuant to the provisions of the Indenture described herein under the caption “Redemption,” except the unredeemed portion of any Note so redeemed in part, and (c) during a Change of Control Offer, Net Proceeds Offer or Loss Proceeds Offer if such Note is tendered pursuant to such Change of Control Offer, Net Proceeds Offer or Loss Proceeds Offer, as the case may be, and not withdrawn.

Collateral

Pursuant to the Security Documents, the Company granted to the Trustee for the benefit of the Trustee and the Holders a Lien on substantially all of existing rights, title and interests (including without limitation fee and leasehold estates) of the Company in (i) all real property and equipment relating to the Company’s 10 principal domestic manufacturing facilities (excluding certain equipment, leases and other assets that are subject to existing liens or as to which the granting of a new Lien is prohibited) and (ii) all additions and improvements thereto and replacements thereof, together with the proceeds therefrom ((i) and (ii) collectively, and together with all other assets that are from time to time subject or required to be subject to Liens pursuant to the Indenture and/or the Security Documents, the “Collateral”); provided, however, that such Lien will not extend to (a) the Credit Facility Collateral or (b) any other property or assets of the Company or its Subsidiaries, whether now owned or hereafter acquired. The Lien on the Collateral will be a first priority perfected security interest (to the extent attainable by filing or recording), subject to certain permitted encumbrances, including certain Permitted Liens on Collateral.

There can be no assurances that the proceeds of any sale of the Collateral in whole pursuant to the Indenture and the related Security Documents following an Event of Default would be sufficient to satisfy payments due on the Notes. To the extent that Liens granted to third parties as permitted by the definition of “Permitted Liens” are on assets or property located at one or more of the Company’s manufacturing facilities that constitute Collateral, such Liens shall rank ahead of the Lien in favor of the Trustee. Accordingly, such third parties may have, or may exercise, rights and remedies with respect to the property subject to such Liens that could adversely affect the value of the Collateral located at such manufacturing facilities and the ability of the Trustee or the Holders to realize or foreclose on Collateral at such sites. The Company may also issue Additional Notes as described above, which will be secured by the Collateral, the effect of which will be to increase the amount of Indebtedness secured by the Collateral. The Company may issue up to $35.0 million of Additional Notes without granting a Lien in favor of the Holders on additional Collateral or improving the Collateral. Thereafter, the Company will be required to use not less than 80% of the proceeds from any further issuance of Additional Notes to improve Collateral or to acquire additional Collateral. See “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.” In addition, the ability of the Holders to realize upon the Collateral may be subject to certain Bankruptcy Law limitations in the event of a bankruptcy. See “—Certain Bankruptcy Limitations.”

If the Company acquires additional manufacturing plants or facilities, other than as replacements of Collateral or other than with Net Cash Proceeds of an Asset Sale of Collateral that have not been the subject of a Net Proceeds Offer or with Net Loss Proceeds that have not been subject to a Loss Proceeds Offer, such plant or facility would not constitute Collateral.

The Liens granted on Collateral consisting of personal property will be granted pursuant to a security agreement between the Company and the Trustee (the “Security Agreement”). The Liens granted on Collateral consisting of real property and fixtures will be granted pursuant to mortgages, deeds of trust or deeds to secure debt (the “Mortgages”).

The Credit Facility will be secured by a first priority Lien on the Company’s domestic inventory, accounts receivable, and intangibles, as well as a pledge of all the outstanding capital stock of two of the Company’s domestic Subsidiaries that own the Company’s principal foreign Subsidiaries (collectively, the “Credit Facility Collateral”).

Certain Bankruptcy Limitations

Bankruptcy Law could prevent the Trustee from repossessing and disposing of, or otherwise exercising remedies in respect of, the Collateral upon the occurrence of an Event of Default if a bankruptcy proceeding were to be commenced by or against the Company prior to the Trustee having repossessed and disposed of, or otherwise exercised remedies in respect of, the Collateral. Under Bankruptcy Law, a secured creditor, such as the Trustee, is prohibited from repossessing collateral securing the secured debt from a debtor in a bankruptcy proceeding, or from disposing of collateral securing such secured debt repossessed from such debtor, without bankruptcy court approval. Moreover, Bankruptcy Law permits the debtor to continue to retain and to use such collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is generally intended to protect the value of the secured creditor’s interest in the collateral. A bankruptcy court may find “adequate protection” if the debtor pays cash or grants additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral during the pendency of the bankruptcy proceeding. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the Notes could be delayed following commencement of a bankruptcy proceeding, whether or when the Trustee could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.” For additional discussion, see “—In the event of bankruptcy, the trustee may be unable to collect the full value of the exchange notes by foreclosing upon the collateral in the “Risk Factors” section of this prospectus.

Redemption

Optional Redemption.    Except as described below, the Notes are not redeemable before June 1, 2007. Thereafter, the Company may redeem the Notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on June 1 of the year set forth below:

Year	Percentage
2007	105.625%
2008	102.813%
2009 and thereafter	100.000%

In addition, the Company must pay accrued and unpaid interest on the Notes redeemed.

Optional Redemption upon Equity Offerings.    At any time, or from time to time, on or prior to June 1, 2006, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the Notes issued under the Indenture at a redemption price of 111.250% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

(1)  at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

(2)  the Company makes such redemption not more than 90 days after the consummation of any such Equity Offering.

“Equity Offering” means the sale by the Company of not less than $20.0 million of Qualified Capital Stock of the Company.

Selection and Notice of Redemption

In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

•	in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

•	on a pro rata basis, by lot or by such method as the Trustee in its sole discretion shall deem fair and appropriate.

No Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. The Company will issue a new Note in a principal amount equal to the unredeemed portion of the Original Note in the name of the Holder upon cancellation of the Original Note.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change of Control purchase price for all the Notes tendered by the Holders. The Credit Facility and any other future agreements relating to other Indebtedness to which the Company becomes a party from time to time may contain restrictions or prohibitions on the Company’s ability to repurchase Notes and provisions that an occurrence of a Change of Control constitutes an event of default under, or otherwise requires payment of amounts borrowed under, those agreements. If a Change of Control occurs at a time when the Company is prohibited from repurchasing the Notes, the Company could seek the consent of its then existing lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain the prohibition. If the Company does not obtain such a consent or repay such borrowings, it would remain prohibited from repurchasing the Notes. In that case, failure to repurchase tendered Notes would constitute an Event of Default under the Indenture and may constitute a default under the terms of agreements relating to other Indebtedness to which the Company may become a party from time to time.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The definition of “Change of Control” includes a phrase relating to the sale, lease, exchange or other transfer of “all or substantially all” of the Company’s assets. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law and, therefore, such a determination will depend upon particular facts and circumstances. Accordingly, if the Company disposes of less than all of its assets by any of the means described above, the ability of a Holder to require the Company to repurchase its Notes may be uncertain. In such a case, Holders may not be able to resolve this uncertainty without resorting to legal action.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain Covenants

The Indenture will contain, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary of the Company that is not or will not, upon such incurrence, become a Guarantor may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is (a) greater than 2.0 to 1.0 if such Indebtedness is incurred on or before the date which is 18 months subsequent to the Issue Date and (b) 2.25 to 1.0 if such Indebtedness is incurred thereafter.

Neither the Company nor any Guarantor shall incur, directly or indirectly, any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Company or any Guarantor unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Guarantee of such Guarantor, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness.

In addition to the limitation imposed by the first paragraph of this covenant, any issuance of Additional Notes shall be subject to the further requirements that (a) 80% of the net proceeds of such issuance shall be applied to finance improvements or additions to the Collateral, (b) the Mortgages shall be amended, if necessary, and additional mortgages granting a security interest in any additional Collateral on terms no less favorable to the Holders than the terms of the Mortgages shall be executed and delivered by the Company, as applicable, prior to or contemporaneously with such additional issuance so that the maximum amount secured by the Mortgages and such additional mortgages shall be an amount equal to the aggregate principal amount of the Notes issued under the Indenture (including any Additional Notes previously issued and the Additional Notes that are the subject of such issuance) less the aggregate principal amount of Notes theretofore redeemed, discharged, defeased or repurchased and (c) the Company shall, at its sole cost and expense, have performed all acts and executed any and all documents (including, without limitation, the authorization of any financing statement and continuation statement) for filing under the provisions of the Uniform Commercial Code or under any other statute, rule or regulation of any applicable federal, state or local jurisdiction, including any filings in local real estate land record offices, which are necessary or reasonably requested by the Trustee in order to grant and confirm the validity, perfection and first priority (subject to Permitted Liens) of the Liens in favor of the Trustee for the benefit of the Holders on such additional Collateral; provided, however, that the Company may issue up to $35.0 million of Additional Notes without complying with the foregoing provisions of this paragraph.

Limitation on Restricted Payments.

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)  declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s Capital Stock to holders of such Capital Stock;

(2)  purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company;

(3)  make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

(4)  make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto,

(i)  a Default or an Event of Default shall have occurred and be continuing; or

(ii)  the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; or

(iii)  the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of:

(v)  50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period); plus

(w)  100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock); plus

(x)  100% of the lesser of (a) the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale (subsequent to the Issue Date) of its debt securities or its shares of Disqualified Capital Stock that have been converted into or exchanged for Qualified Capital Stock of the Company and (b) the fair market value of such debt securities or shares of Disqualified Capital Stock that have been so converted or exchanged, calculated as of the time of such conversion or exchange (as applicable); plus

(y)  without duplication of any amounts included in clause (iii)(w) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock (excluding, in the case of clause (iii)(w) and this clause (y), any net cash proceeds from an Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under “Redemption—Optional Redemption upon Equity Offerings”); plus

(z)  without duplication of any amounts included in clauses (v), (w), (x) or (y), the sum of:

(1)  the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(2)  the net cash proceeds received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

(3)  upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1)  the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration pursuant to the terms of the Indenture;

(2)  the purchase, redemption or other acquisition of Capital Stock of the Company either (i) solely (A) in exchange for Qualified Capital Stock of the Company or (B) for the promise to issue Qualified Capital Stock of the Company in the future or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of Qualified Capital Stock of the Company;

(3)  the purchase, redemption, defeasance or other acquisition of any Subordinated Indebtedness either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) if no Default or Event of Default shall have occurred and be continuing, Refinancing Indebtedness;

(4)  the purchase, redemption or other acquisition of any shares of the Company’s Capital Stock to the extent such purchase, redemption or other acquisition occurs or is deemed to occur (i) upon the exercise of warrants, options or other rights exercisable for or convertible into shares of the Company’s Capital Stock if such shares so purchased, redeemed or acquired are used as all, any or a portion of the exercise price of such warrants, options or other rights, including without limitation upon a cashless exercise of such warrants, options or other rights or (ii) in connection with an election by an employee of the Company or any of its Restricted Subsidiaries to have such shares of such Capital Stock withheld in order to satisfy, in whole or in part, withholding tax requirements in connection with an exercise of such warrants, options or other rights, in accordance with the provisions of a warrant, option or other rights plan or program of the Company, in each case, as in effect on the Issue Date or a plan or program substantially similar thereto;

(5)  the making of any cash payments by the Company in lieu of the issuance of fractional shares in connection with the conversion or exercise of convertible Capital Stock, warrants, options or other rights convertible into or exercisable for shares of the Company’s Capital Stock;

(6)  the purchase, redemption or other acquisition of preferred stock purchase rights issued in connection with any customary shareholders rights plan that may be adopted by the Company;

(7)  the acquisition in open-market purchases of any shares of the Company’s Capital Stock for matching contributions to any employees of the Company or any of its Restricted Subsidiaries pursuant to any customary employee stock purchase plans or customary deferred compensation or other customary employee benefit plans; and

(8)  the making of any other Restricted Payment that, together with all other Restricted Payments made pursuant to this clause (8) subsequent to the Issue Date, does not exceed $2.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2)(ii), (5), (6) and (8) shall be included in such calculation.

Limitation on Asset Sales.

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)  the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of; and

(2)  at least 75% (provided, however, that with respect to Asset Sales of assets or property that constitute Collateral, 85%) of the present value of the consideration received at the time of such Asset Sale by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of (a) cash or Cash Equivalents, (b) to the extent such Asset Sale is of assets or property that do not constitute Collateral, marketable securities or senior promissory notes of an issuer whose senior unsecured debt has at the time of such Asset Sale a credit rating equal to or higher than A (or the equivalent) from each of S&P and Moody’s, which, in each such case, are converted into cash within 60 days of such Asset Sale (to the extent of the cash received in such conversion), (c) to the extent such Asset Sale is of assets or property that do not constitute Collateral, the assumption by the purchaser or transferee of liabilities of the Company or its applicable Restricted Subsidiary pursuant to a customary novation agreement as a result of which the Company and its Restricted Subsidiaries are no longer obligated with respect to such liabilities, or (d) any combination of the consideration specified in clauses (a) through (c), as applicable.

The Company may apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to each Asset Sale within 365 days of receipt thereof either:

(a)  to the extent such Asset Sale is of assets or property that do not constitute Collateral, to repay Indebtedness under the Credit Facility and permanently reduce a corresponding amount of the revolving availability under the Credit Facility;

(b)  to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets (including Capital Stock) that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related, ancillary, incidental or complementary thereto (“Replacement Assets”), provided that to the extent such Net Cash Proceeds were received from an Asset Sale of assets or property that constituted Collateral, such Replacement Assets so acquired shall be owned by the Company, shall not be subject to any Liens other than Permitted Liens and the Company shall execute and deliver to the Trustee such Security Documents or other instruments as shall be reasonably necessary to cause such property or assets to become Collateral subject to the Lien of the applicable Security Documents; or

(c)  a combination of prepayment and investment permitted by the foregoing clauses (a) and (b), as applicable.

Pending the final application of the Net Cash Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under the Credit Facility or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the Indenture, except, however, that the Net Cash Proceeds from Asset Sales of assets or property that constituted Collateral shall be deposited in the Collateral Account pending application of such Net Cash Proceeds. Any such Net Cash Proceeds so deposited shall be promptly dispersed by the Trustee in accordance with the provisions of the Indenture upon notice from the Company such that the Company may apply such Net Cash Proceeds in accordance with the provisions of this “Limitation on Asset Sales” covenant.

Any Net Cash Proceeds from an Asset Sale not applied in accordance with clauses (a) through (c) of the second paragraph of this “Limitation on Asset Sales” covenant within 365 days from the date of the receipt of such Net Cash Proceeds shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will make an offer to purchase (the “Net Proceeds Offer”) the maximum principal amount of Notes that may be purchased out of the Excess Proceeds; provided, however, to the extent that such Excess Proceeds relate to an Asset Sale of assets or property that did not constitute Collateral at the time of such Asset Sale, the Net Proceeds Offer shall be for Notes and any other pari passu Indebtedness outstanding containing similar provisions requiring an offer to purchase such Indebtedness with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of such Excess Proceeds. The offer price in any Net Proceeds Offer will be equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase. If any Excess Proceeds remain after consummation of a Net Proceeds Offer, the Company or such Restricted Subsidiary may use such remaining amount for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes, and, if applicable, other pari passu Indebtedness, tendered in any such Net Proceeds Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes, and, if applicable, such other pari passu Indebtedness, to be purchased on a pro rata basis (based upon the aggregate principal amount of Notes, and, if applicable, such other pari passu Indebtedness, tendered). Upon completion of each Net Proceeds Offer, the amount of Excess Proceeds will be deemed to have been reset at zero.

Notwithstanding the first, second and fourth paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that:

(1)  at least 75% of the consideration for such Asset Sale constitutes Replacement Assets; and

(2)  such Asset Sale is for fair market value; provided that any cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the second, third and fourth paragraphs of this covenant; provided, further, that to the extent such Asset Sale consists of assets or property that constituted Collateral, the Replacement Assets shall be owned by the Company, shall not be subject to any Liens other than Permitted Liens on Collateral and the Company shall execute and deliver to the Trustee such Security Documents or other instruments as shall be reasonably necessary to cause such property or assets to become Collateral subject to the Lien of the applicable Security Documents.

Notwithstanding the provisions of the first paragraph of this covenant, the Company and its Restricted Subsidiaries may, without complying with the provisions of the first paragraph of this covenant, sell or otherwise transfer its interest in any Existing Joint Venture pursuant to the exercise by a Person (other than the Company or any of its Subsidiaries or Affiliates) of a call option or other similar right existing on the Issue Date (or a call option or other similar right, the terms of which are no less favorable to the Company or the applicable Restricted Subsidiaries of the Company, as the case may be, than the terms of such call option or other similar right existing on the Issue Date) granted to such Person in an agreement governing such Existing Joint Venture.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the date the Company becomes obligated to make such Net Proceeds Offer, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the amount of the Net Proceeds Offer, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of at least 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with this “Limitation on Asset Sales” covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this “Limitation on Asset Sales” covenant by virtue thereof.

The Indenture will contain provisions for the release of the Liens securing the security interest of the Holders in (a) Collateral subject to an Asset Sale permitted by this “Limitation on Asset Sales” covenant and (b) Collateral sold, conveyed, leased, assigned or otherwise transferred (each, a “Transfer”) in a transaction which does not constitute an Asset Sale and is otherwise permitted by the provisions of the Indenture.

The Credit Facility and any other future agreements relating to other Indebtedness to which the Company becomes a party from time to time may contain restrictions or prohibitions on the Company’s ability to repurchase Notes.

Event of Loss.

In the event of an Event of Loss with respect to any Collateral with a fair market value in excess of $5.0 million, the Company may apply the Net Loss Proceeds from such Event of Loss, within 365 days after receipt, at its option:

(1)  to the rebuilding, repair, replacement or construction of improvements to the affected asset or property (the “Subject Property”);

(2)  to make capital expenditures with respect to Collateral or to acquire properties or assets that will (i) constitute Collateral and (ii) be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related, ancillary or complementary thereto; or

(3)  a combination of the actions set forth in the foregoing clauses (1) and (2).

Pending the final application of the Net Loss Proceeds, the Net Loss Proceeds shall be deposited in the Collateral Account. Any such Net Loss Proceeds so deposited shall be promptly dispersed by the Trustee in accordance with the provisions of the Indenture upon notice from the Company such that the Company may apply such Net Loss Proceeds in accordance with the provisions of this “Event of Loss” covenant.

Any Net Loss Proceeds from an Event of Loss not applied in accordance with clauses (1), (2) or (3) of the first paragraph of this covenant within 365 days from the date of the receipt of such Net Cash Proceeds or that is not designated for investment in Subject Property in respect of a project that shall have been commenced, and for which binding contractual commitments shall have been entered into, prior to the end of such 365-day period, which project shall not have been abandoned, shall constitute “Excess Loss Proceeds.” When the aggregate amount of Excess Loss Proceeds exceeds $5.0 million, the Company will make an offer to purchase (the “Loss Proceeds Offer”) the maximum principal amount of Notes that may be purchased out of the Excess Loss Proceeds. The offer price in any Loss Proceeds Offer will be equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase. If any Loss Proceeds remain after consummation of a Loss Proceeds Offer, the Company may use such remaining amount for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes tendered in any such Loss Proceeds Offer exceeds the amount of Excess Loss Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis (based upon the aggregate principal amount of Notes tendered). Upon completion of each Loss Proceeds Offer, the amount of Excess Loss Proceeds will be deemed to have been reset at zero.

Each Loss Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the date the Company becomes obligated to make such Loss Proceeds Offer, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Loss Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the amount of the Loss Proceeds Offer, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Loss Proceeds Offer shall remain open for a period of at least 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Loss Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with this “Event of Loss” covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this “Event of Loss” covenant by virtue thereof.

The Indenture will contain provisions for the release, in certain circumstances, of the Liens securing the security interest of the Holders in Collateral subject to an Event of Loss.

The Credit Facility and any other future agreements relating to other Indebtedness to which the Company becomes a party from time to time may contain restrictions or prohibitions on the Company’s ability to repurchase Notes.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1)  pay dividends or make any other distributions on or in respect of its Capital Stock;

(2)  make loans or advances to the Company or any other Restricted Subsidiary or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3)  transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company,

except in each case for such encumbrances or restrictions existing under or by reason of:

(a)  applicable law or any applicable rule, regulation or court order;

(b)  the Notes (which for the avoidance of doubt includes without limitation any notes issued in exchange for Additional Notes (which Additional Notes were permitted to be issued under the Indenture) issued in an exchange offer conducted pursuant to an agreement substantially similar to the Registration Rights Agreement, any Guarantees, the Security Documents and the Indenture;

(c)  customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary of the Company;

(d)  any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e)  (i) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date, and (ii) any amendments, restatements, modifications or supplements thereto, provided, however, that the provisions relating to such encumbrance or restriction contained in such amendments, restatements, modifications or supplements, as the case may be, are no less favorable to the Company or the applicable Restricted Subsidiaries of the Company, as the case may be, in any material respect as determined by the senior management of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in the agreements so amended, restated, modified or supplemented, as the case may be;

(f)  the Credit Facility;

(g)  restrictions on the transfer of assets subject to any Lien permitted under the Indenture (including without limitation Permitted Liens) imposed pursuant to such Lien;

(h)  customary restrictions imposed by agreements governing Indebtedness of Foreign Subsidiaries;

(i)  restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

(j)  customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein); and

(k)  an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clauses (b) and (d) through (g) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company or the applicable Restricted Subsidiaries, as the case may be, in any material respect as determined by the senior management of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clauses (b) and (d) through (g).

Limitation on Preferred Stock of Restricted Subsidiaries.

The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than (a) directors’ qualifying shares or issuances or sales to nationals of Preferred Stock of Restricted Subsidiaries, in each case to the extent required by applicable law or (b) to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.

Limitation on Liens.

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

(A)  such Lien is not on Collateral; and

(B) (1) in the case of Liens securing Subordinated Indebtedness, the Notes or the Guarantee of such Guarantor, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens for so long as such Subordinated Indebtedness is secured; and (2) in all other cases, the Notes or the Guarantee of such Guarantor, as the case may be, are equally and ratably secured for so long as such Indebtedness is secured, except for:

(a)  Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(b)  Liens securing (i) Indebtedness incurred under the Credit Facility or (ii) Indebtedness of a Foreign Subsidiary; provided that in each of (i) and (ii) such Liens shall not be on or relate to any fixed assets of the Company or its Restricted Subsidiaries;

(c)  Liens securing the Notes and any Guarantees;

(d)  Liens in favor of the Company or a Restricted Subsidiary of the Company on assets of any Restricted Subsidiary of the Company;

(e)  Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and

(f)  Permitted Liens;

provided, however, that, with respect to Collateral, the exceptions set forth above shall not include Liens described in clauses (b) and (d) above, and Liens described in clauses (c) and (e) above, with respect to Collateral, may be subject to other qualifications and limitations identified in the Security Documents and the Indenture.

Merger, Consolidation and Sale of Assets.

The Company will not, and will not cause or permit any Restricted Subsidiary of the Company to, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company’s assets and properties (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) to any Person unless:

(1)  either:

(a)  the Company shall be the surviving or continuing corporation; or

(b)  the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by such sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s assets and properties (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) (the “Surviving Entity”):

(x)  shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y)  shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed and shall cause such amendments, supplements or other instruments to be filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Surviving Entity, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states;

(2)  immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the “—Limitation on Incurrence of Additional Indebtedness” covenant;

(3)  immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4)  the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, (i) the sale, assignment, transfer, lease, conveyance or other disposition (in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the Company’s properties and assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries), shall be deemed to be a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties and assets of the Company (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries); and (ii) any Collateral transferred to the Surviving Entity shall (a) continue to constitute Collateral under the Indenture and the Security Documents, (b) be subject to the Lien in favor of the Trustee for the benefit of the Holders, and (c) not be subject to any Lien other than Permitted Liens.

The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the surviving corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of “—Limitation on Asset Sales”) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1)  the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2)  such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee, and shall cause such amendments, supplements or other instruments to be filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to such entity, if any, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states; and

(3)  immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Any Guarantor may merge or consolidate with and into the Company (with the Company being the surviving entity) or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Company, provided that the Collateral owned by such Guarantor or surviving Person, as the case may be, if any, (a) shall be subject to a Lien in favor of the Trustee for the benefit of the Holders and (b) shall not be subject to any Liens other than Permitted Liens.

Limitations on Transactions with Affiliates.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under the next succeeding paragraph and (y) Affiliate Transactions on terms that are no less favorable to the Company or the applicable Restricted Subsidiaries of the Company, as the case may be, than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $2.5 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $10.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

The restrictions set forth in the first paragraph of this covenant shall not apply to:

(1)  reasonable fees and compensation (including awards or grants in cash, securities or other payments) paid to and indemnity provided on behalf of officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(2)  transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

(3)  loans and advances to officers and directors of the Company in the ordinary course of business in an aggregate amount not to exceed $500,000 outstanding at any one time;

(4)  any agreement or other arrangement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or in any replacement agreement or arrangement thereto so long as any such amendment or replacement agreement or arrangement is not more disadvantageous to the Holders in any material respect than the original agreement or arrangement as in effect on the Issue Date;

(5)  transactions with customers, clients, suppliers, marketers, licensees, licensors, distributors or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company or the applicable Restricted Subsidiaries of the Company, as the case may be, or are on terms no less favorable to the Company or the applicable Restricted Subsidiaries of the Company, as the case may be, than the terms which reasonably would have been obtained from an unrelated party, in each case in the reasonable determination of the Board of Directors or senior management of the Company;

(6)  Permitted Investments and Restricted Payments permitted by the Indenture; and

(7)  the issuance and sale by the Company of its Qualified Capital Stock.

Subsidiary Guarantees.

The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any other Restricted Subsidiary of the Company (other than: (1) Permitted Indebtedness of a Restricted Subsidiary of the Company; (2) Indebtedness under Currency Agreements incurred in reliance on clause (5) of the definition of “Permitted Indebtedness”; (3) Interest Swap Obligations incurred in reliance on clause (4) of the definition of “Permitted Indebtedness”; (4) Indebtedness under Commodity Agreements; or (5) with respect to a Foreign Subsidiary that is not a Guarantor, Indebtedness of another Foreign Subsidiary that is not a Guarantor) unless, in each such case:

(1)  such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a guarantee of payment of the Notes by such Restricted Subsidiary (each such guarantee, a “Guarantee”); and

(2)  such Restricted Subsidiary delivers to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon:

(1)  the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or

(2)  any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company of all of the Company’s Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that (a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

Conduct of Business.

The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, ancillary, complimentary, incidental or reasonably related to, or reasonable extensions, developments or expansions of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

Payments for Consent.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders.

So long as any Notes are outstanding, whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will file with the Commission the annual reports, quarterly reports and other periodic reports that the Company would be required to file with the Commission pursuant to Section 13(a) or Section 15(d) or the rules and regulations of the Commission if the Company were so subject, and such documents will be filed with the Commission on or prior to the respective dates (the “Required Filing Dates”) by which the Company would be required to file such documents if the Company were so subject, unless, in any case, such filings are not then permitted by the Commission.

If such filings with the Commission are not then permitted by the Commission, or such filings are not generally available on the Internet free of charge, the Company will, without charge to the Holders, furnish the Holders with copies of the annual reports, quarterly reports and other periodic reports that the Company would be required to file with the Commission pursuant to Section 13(a) or Section 15(d) or the rules and regulations of the Commission if the Company were subject to Section 13(a) or Section 15(d) no later than the applicable Required Filing Date. The Company may fulfill its obligation to furnish such reports to Holders by the applicable Required Filing Date by mailing such reports via first class mail to the Holders no later than the close of business on the applicable Required Filing Date.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(1)  the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(2)  the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer, a Net Proceeds Offer or a Loss Proceeds Offer);

(3)  a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)  the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 30 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 30-day period described above has elapsed), aggregates $10.0 million or more at any time;

(5)  one or more judgments in an aggregate amount in excess of $10.0 million (net of any amounts covered by insurance as to which the insurer has acknowledged coverage) shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6)  certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries;

(7)  any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture); or

(8)  except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the Indenture, any Security Document shall cease to be in full force and effect or cease to be effective in all material respects to grant a perfected Lien with the priority purported to be created thereby on any portion or portions of the Collateral with an aggregate fair market value in excess of $5.0 million if, in either case, such default continues for 10 days after notice.

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and any accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1)  if the rescission would not conflict with any judgment or decree;

(2)  if all existing Events of Default have been cured, waived or otherwise ceased to exist except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)  to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)  if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5)  in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee indemnity reasonably satisfactory to the Trustee. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company is required to provide written notice in the form of an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of the occurrence of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees, Affiliates and Shareholders

No director, officer, employee, Affiliate or shareholder of the Company solely by reason of this status will have any liability for any of the Company’s obligations under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the U.S. federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of any Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

(1)  the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2)  the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3)  the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4)  the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors, if any, released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes. The Company may exercise Legal Defeasance notwithstanding its prior exercise of Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)  the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2)  in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a)  the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)  since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(5)  such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)  the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7)  the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8)  the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Indenture (and all Liens on Collateral granted in connection with the issuance of the Notes) will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)  either:

(a)  all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)  all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the mailing of an irrevocable notice of redemption or will mature in one year and the Company has irrevocably deposited or caused to be deposited with the Trustee cash in U.S. dollars, non-callable U.S. government obligations or a combination thereof in amounts sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and accrued and unpaid interest on the Notes to the date of maturity or redemption, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)  the Company has paid, or caused to be paid, all other sums payable under the Indenture by the Company; and

(3)  the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification and Amendment of the Indenture

From time to time, the Company, the Guarantors, if any, and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1)  reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)  reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3)  reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(4)  make any Notes payable in money other than that stated in the Notes;

(5)  make any change in provisions of the Indenture (a) protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or (b) permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6)  after the Company’s obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control, make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or make and consummate a Loss Proceeds Offer in the event of a Event of Loss or, after such Change of Control or Event of Loss has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

(7)  modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders; or

(8) release (a) any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture or (b) all or substantially all of the Collateral otherwise than in accordance with the terms of the Indenture.

Governing Law

The Indenture provides that it, the Notes and the Guarantees are governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the continuance of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such merger, consolidation or acquisition.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than an operating lease entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sale shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $2.0 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “Merger, Consolidation and Sale of Assets”; (c) any Restricted Payment permitted by the “Limitation on Restricted Payments” covenant or that constitutes a Permitted Investment; (d) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof; (e) disposals or replacements of obsolete or worn out equipment; (f) the licensing or sublicensing of intellectual property or other general intangibles which licensing or sublicensing would not interfere with the business of the Company and its Restricted Subsidiaries; (g) the sale or other disposition of cash or Cash Equivalents; (h) the disposition of any Capital Stock of, or assets or properties of, any of the Company’s Unrestricted Subsidiaries; (i) the disposition of any Investment (other than Permitted Investments, except Permitted Investments made under clause (6) of the definition thereof) made subsequent to the Issue Date in compliance with the “Limitation on Restricted Payments” covenant; and (j) any release of intangible claims or rights in connection with a good faith settlement of a bona fide lawsuit, dispute or other controversy.

“Bankruptcy Law” means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

“Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capital Stock” means:

(1)  with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of

Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

(2)  with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1)  marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2)  marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3)  commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4)  certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

(5)  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above;

(6)  with respect to the Company or a Foreign Subsidiary, obligations of foreign obligors (including foreign sovereign nations) correlative in type, maturity and rating to those set forth in clauses (1) through (5); and

(7)  investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (6) above.

“Change of Control” means the occurrence of one or more of the following events:

(1)  any sale, assignment, transfer, lease, conveyance or other disposition (in a single transaction or a series of related transactions) of all or substantially all of the Company’s assets and properties (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), whether or not otherwise in compliance with the provisions of the Indenture, other than to a Guarantor provided that the Company remains liable as an obligor under the Indenture;

(2)  the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

(3)  any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) (other than any entity formed for the purpose of owning Capital Stock of the Company) shall become the beneficial owner, directly or indirectly, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or

(4)  the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

“Collateral Account” means the collateral account to be established pursuant to the Indenture.

“Commodity Agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by the Company or any of its Restricted Subsidiaries designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually used at that time in the ordinary course of business of the Company or its Restricted Subsidiaries.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1)  Consolidated Net Income; and

(2)  to the extent Consolidated Net Income has been reduced thereby:

(a)  all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business);

(b)  Consolidated Interest Expense; and

(c)  Consolidated Non-cash Charges,

in each case as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)  the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2)  any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset

Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1)  interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2)  notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)  Consolidated Interest Expense; plus

(2)  the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person paid, accrued or scheduled to be paid or accrued (other than dividends paid or accrued in Qualified Capital Stock) during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(1)  the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation: (a) any amortization of debt discount and amortization or write-off of deferred financing costs (excluding any write-off of deferred financing costs incurred in connection with (i) amending the Former Credit Facility on September 13, 2002 and February 3, 2003 and (ii) entering into the Credit Facility); (b) the net costs under Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

(2)  the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

(1)  (a) after-tax gains or losses from (i) Asset Sales (without regard to the $2.0 million limitation set forth in the definition thereof) and (ii) dispositions described in clause (i) of the proviso contained in the definition of “Asset Sale” (provided, however, that with respect to this clause (a)(ii), gains from such dispositions (without giving effect to any write-downs thereof) shall be included in the calculation of Consolidated Net Income for purposes of the “Limitation on Restricted Payments” covenant) or (b) abandonments or reserves relating thereto;

(2)  after-tax items classified as extraordinary or nonrecurring gains; provided, however, that gains from dispositions of Investments made subsequent to the Issue Date permitted by the “Limitation on Restricted Payments” covenant (without giving effect to any write-downs thereof) shall be included in the calculation of Consolidated Net Income for purposes of the “Limitation on Restricted Payments” covenant;

(3)  the net income of any Person acquired in a “pooling of interests” transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person;

(4)  the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(5)  the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person;

(6)  any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(7)  income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(8)  in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Credit Facility” means the revolving credit agreement entered into on the Issue Date, between the Company, the lenders party thereto in their capacities as lenders thereunder and Bank One, NA, as administrative agent, together with the related documents thereto (including, without limitation, any guarantee, collateral and security agreements and/or documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matres or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes; provided, however, that any Capital Stock of the Company that would constitute Disqualified Capital Stock solely because the holders of such Capital Stock have the right to require the Company to redeem, repay or repurchase such Capital Stock prior to the final maturity date of the Notes upon the happening of an event, shall not be deemed Disqualified Capital Stock if the terms of such Capital Stock provide that such redemption, repayment or repurchase, as the case may be, may not be effected until the passage of not less than 91 consecutive days during which, no Notes (which, for the avoidance of doubt, includes without limitation any Exchange Notes) are outstanding, or if any Notes are outstanding during such period, all such outstanding Notes have been validly defeased or discharged in accordance with the terms of the Indenture since the beginning of such period.

“Domestic Subsidiary” means any Subsidiary that is not a Foreign Subsidiary.

“Event of Loss” means, with respect to any Collateral, any material (1) loss, destruction or damage of such Collateral, (2) condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such Collateral, or confiscation of such Collateral or the requisition of the use of such Collateral, or (3) settlement in lieu of clause (2) above.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto, and any rules and regulations promulgated thereunder.

“Existing Joint Ventures” means, collectively, (1) RohmNova LLC, (2) CPPC-Decorative Products Company Limited, (3) Decorative Products (Singapore) Pte. Ltd, (4) CG-OMNOVA Decorative Products (Shanghai) Co., Ltd. and (5) Muraspec N.A. LLC.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee; provided, however, that the fair market value of the consideration received in an Asset Sale for which the total consideration received is less than $5.0 million may be determined by senior management of the Company acting reasonably and in good faith and evidenced by an officers’ certificate delivered to the Trustee.

“Foreign Subsidiary” means a Subsidiary of the Company organized under the laws of, and conducting substantially all of its business in, a jurisdiction other than the United States or any State, territory or possession thereof.

“Former Credit Facility” means the Amended and Restated Credit Agreement, dated as of April 12, 2001, by and among the Company, the lenders party thereto in their capacities as lenders thereunder, and Bank of America, N.A., as agent and lender, together with the related documents thereto (including, without limitation, any guarantee, collateral and security agreements and/or documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantor” means each of the Company’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a

Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

“Indebtedness” means with respect to any Person, without duplication:

(1)  all principal and premium (if any and only to the extent such premium has become due) in respect of debt of such Person for borrowed money;

(2)  all principal and premium (if any and only to the extent such premium has become due) in respect of debt of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)  all Capitalized Lease Obligations of such Person;

(4)  all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

(5)  all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6)  guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7)  all obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured;

(8)  all obligations under commodity agreements, currency agreements and interest swap obligations of such Person; and

(9)  all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Financial Advisor” means a firm which, in the judgment of the Board of Directors of the Company, is independent and qualified to perform the task for which it is to be engaged.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit and receivables by the Company and its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company (a) sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary or (b) enters into a transaction such that after giving effect to such transaction any Restricted Subsidiary of the Company ceases to be a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale, disposition or transaction equal to the fair market value of the Common Stock of such Restricted Subsidiary which continues to be held directly or indirectly by the Company subsequent to the consummation of the transactions set forth in (a) or (b), as the case may be.

“Issue Date” means May 28, 2003, the date of original issuance of the outstanding notes (exclusive of any Additional Notes).

“Lien” means, with respect to any asset or property, any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Moody’s” means Moody’s Investors Services, Inc. or any successor rating agency business thereto.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1)  reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, consent fees, legal, title, recording accounting and investment banking expenses, transfer taxes and fees and sales commissions);

(2)  all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP as a consequence of such Asset Sale;

(3)  repayment of Indebtedness (other than Indebtedness evidenced by the Notes) that is secured by the property or assets that are the subject of such Asset Sale or pro rata payments required to be made to minority equity investors in a Restricted Subsidiary as a result of such Asset Sale; and

(4)  appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Net Loss Proceeds” means, with respect to any Event of Loss, the proceeds in the form of (a) cash or Cash Equivalents and (b) insurance proceeds of condemnation awards or damages awarded by any judgment, in each case received by the Company from such Event of Loss net of:

(1)  reasonable out-of-pocket expenses and fees relating to such Event of Loss (including, without limitation, legal, accounting and appraisal and insurance adjuster fees);

(2)  all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP as a consequence of such Event of Loss;

(3)  repayment of Indebtedness (other than Indebtedness evidenced by the Notes) that is secured by the property or assets that are the subject of such Event of Loss; and

(4)  appropriate amounts to be provided by the Company as a reserve, in accordance with GAAP, against any liabilities associated with such Event of Loss and retained by the Company after such Event of

Loss, including, without limitation, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Event of Loss.

“Permitted Indebtedness” means, without duplication, each of the following:

(1)  Indebtedness under the Notes and any Guarantees thereof;

(2)  Indebtedness incurred pursuant to the Credit Facility in an aggregate principal amount outstanding at the time of incurrence not to exceed the greater of:

(x)  $100.0 million; and

(y)  the sum of (A) 80% of the net book value of the accounts receivable of the Company and its Restricted Subsidiaries and (B) 50% of the net book value of the inventory of the Company and its Restricted Subsidiaries;

in each case reduced by any payments made under the Credit Facility with the Net Cash Proceeds of any Asset Sale which, pursuant to “—Limitation on Asset Sales,” effect a permanent commitment reduction;

(3)  other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

(4)  Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on its outstanding Indebtedness to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(5)  Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6)  Indebtedness under Commodity Agreements;

(7)  Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture; provided that if as of any date any Person other than the Company or a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (7) by the issuer of such Indebtedness;

(8)  Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien other than a Lien permitted under the Indenture; provided that (a) any Indebtedness of the Company to any Restricted Subsidiary of the Company that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (8) by the Company;

(9)  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

(10)  Indebtedness of the Company or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, installment payment of insurance premiums, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business or, with respect to appeal bonds, matters relating to litigation with respect to the Company or its Restricted Subsidiaries relating to a business of the Company or its Restricted Subsidiaries which it is permitted to be engaged in pursuant to the “Conduct of Business” covenant;

(11)  Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $15.0 million at any one time outstanding;

(12)  Refinancing Indebtedness;

(13)  Indebtedness represented by guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture;

(14)  Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments (including without limitation earnout provisions) in connection with the acquisition or disposition of assets;

(15)  Indebtedness of Foreign Subsidiaries in an aggregate amount outstanding at the time of incurrence not to exceed the sum of (a) 80% of the accounts receivable of the Foreign Subsidiaries of the Company and (b) 50% of the inventory of the Foreign Subsidiaries of the Company, in each case as shown on the most recent balance sheets of such Foreign Subsidiaries; and

(16)  additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate amount not to exceed $20.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Facility).

For purposes of determining compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (16) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Accretion or amortization of original issue discount and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock, and, for the avoidance of doubt, the accrual or payment of interest, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the “Limitations on Incurrence of Additional Indebtedness” covenant. The maximum amount of Indebtedness that the Company or any of its Restricted Subsidiaries may incur for purposes of the “Limitation on Incurrence of Additional Indebtedness” covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

“Permitted Investments” means:

(1)  (a) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Restricted Subsidiary of the Company and (b) all other Investments by the Company or any Restricted Subsidiary of the Company in such Person made subsequent to the Issue Date in accordance with the “Limitation on Restricted Payments” covenant and existing at the time such Person so becomes a Restricted Subsidiary of the Company or so merges or consolidates into the Company or a Restricted Subsidiary of the Company, as the case may be, but only to the extent of the lesser of (i) the amount of such Investment when made and (ii) the fair market value of such Investment as determined at the time such Person so becomes a Restricted Subsidiary or so merges or consolidates into the Company or a Restricted Subsidiary of the Company;

(2)  Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment and held by a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Notes and the Indenture;

(3)  investments in cash and Cash Equivalents;

(4)  loans and advances to employees, directors and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $500,000 at any one time outstanding;

(5)  Commodity Agreements, Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and otherwise in compliance with the Indenture;

(6)  additional Investments not to exceed $20.0 million at any one time outstanding;

(7)  Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

(8)  (i) Investments made by the Company or its Restricted Subsidiaries (i) as a result of non-cash consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant and (ii) Investments made by the Company or its Restricted Subsidiaries with Net Cash Proceeds received in connection with an Asset Sale of an Existing Joint Venture, provided such Asset Sale and Investments were each made in compliance with the “Limitation on Asset Sales” covenant;

(9)  Investments represented by guarantees that are otherwise permitted under the Indenture;

(10)  Investments the payment for which is Qualified Capital Stock of the Company;

(11)  any Investment deemed to be an Investment solely due to a change in the corporate or organizational structure or change in jurisdiction of incorporation or organization of a Person in which the Company or any of its Restricted Subsidiaries had made an Investment prior to the Issue Date;

(12)  Investments in prepaid expenses, negotiable instruments held for collection, lease, utility, workers’ compensation, performance and other similar deposits provided to third parties, in each case, in the ordinary course of business; and

(13)  Investments made with Net Loss Proceeds in accordance with the provisions of the “Event of Loss” covenant.

“Permitted Liens” means the following types of Liens:

(1)  Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2)  statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3)  Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4)  judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(5)  minor survey exceptions, minor encumbrances, easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(6)  any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(7)  Liens (a) on property or equipment that do not constitute Collateral and will not, in connection with the acquisition thereof, become Collateral, which Liens secure Purchase Money Indebtedness and (b) on property or equipment that constitute Collateral or, in connection with the acquisition thereof, will become Collateral, which Liens secure Purchase Money Indebtedness incurred pursuant to clause (11) of the definition of “Permitted Indebtedness,” in each case incurred in the ordinary course of business; provided, however, that (i) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of the Company or any Restricted Subsidiary of the Company other than the property and equipment so acquired and the proceeds from the sale therefrom and (ii) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition;

(8)  Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9)  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(10)  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(11)  Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(12)  Liens securing Indebtedness under Commodity Agreements and Currency Agreements; and

(13)  Liens securing Acquired Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant; provided that:

(a)  such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b)  such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

(14)  Liens on assets of a Restricted Subsidiary of the Company that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary that is otherwise permitted under the Indenture;

(15)  leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

(16)  banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(17)  Liens on licenses or sublicenses that do not materially interfere with the benefits to the Company or its Restricted Subsidiaries thereunder;

(18)  Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(19)  Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods; and

(20)  Liens securing Indebtedness permitted to be incurred pursuant to clause (16) of the definition of “Permitted Indebtedness”;

(21)  Liens incurred by the Company or any of its Restricted Subsidiaries in the ordinary course of business that in the aggregate secure obligations of not more than $250,000 at any one time; and

(22)  customary provisions in joint venture or other similar agreements restricting the sale or transfer of the interest in such joint venture or other similar entity.

Notwithstanding the foregoing, with respect to Collateral, “Permitted Liens” shall not include the Liens described in clauses (3), (6), (9), (10), (11), (12), (14), (17), (20), (21) and (22). The Liens described in clauses (2), (4), (5), (13), (15), (16) and (18) with respect to Collateral may be subject to other qualifications and limitations identified in the Security Documents and the Indenture.

“Person” means an individual, partnership, corporation, company (including limited liability company), unincorporated organization, trust or joint venture, or a government or agency or political subdivision thereof or any other entity.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant (other than pursuant to clause (2), (4), (5), (6), (7), (8), (9), (10), (11), (13), (14), (15) or (16) of the definition of “Permitted Indebtedness”), in each case that does not:

(1)  result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing); or

(2)  create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced;

provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company (and is not otherwise guaranteed by a Restricted Subsidiary of the Company), then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Registration Rights Agreement” means the registration rights agreement, dated as of May 28, 2003, among the Company and the initial purchasers of the outstanding notes.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc., or any successor rating agency business thereto.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property other than leases between the Company and any of its Domestic Subsidiaries which are Restricted Subsidiaries or between such Domestic Subsidiaries.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto, and any rules and regulations promulgated thereunder.

“Security Documents” means, collectively, the intercreditor agreement applicable to the Collateral, the Security Agreement, the Mortgages and the instruments filed and recorded in appropriate jurisdictions to preserve and protect the Liens on the Collateral (including without limitation financing statements under the Uniform Commercial Code of the relevant states) applicable to the Collateral, each as in effect on the Issue Date, and as amended, amended and restated, modified, renewed or replaced from time to time.

“Significant Subsidiary”, with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Subordinated Indebtedness” means Indebtedness of the Company or any Guarantor that is subordinated or junior in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary”, with respect to any Person, means:

(1)  any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or one or more other Subsidiaries of such Person; or

(2)  any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person;

provided, however, that, notwithstanding the foregoing, any entity for which the financial results of such entity are, in accordance with GAAP, not consolidated with the financial results of the Company shall not be deemed to be a Subsidiary for so long as such financial results are not so consolidated.

“Unrestricted Subsidiary” of any Person means:

(1)  any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)  any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(1)  the Company certifies to the Trustee that such designation complies with the “Limitation on Restricted Payments” covenant; and

(2)  each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with the “Limitation on Restricted Payments” covenant, the portion of the fair market value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under the “Limitation on Restricted Payments” covenant.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1)  immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; and

(2)  immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

BOOK-ENTRY; DELIVERY AND FORM

The certificates representing the exchange notes will be issued in fully registered form without interest coupons.

The Global Notes

We expect that pursuant to procedures established by The Depository Trust Company, or DTC, (1) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (2) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, or participants, or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the exchange notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the exchange notes.

Payments of the principal of, premium (if any), interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the exchange notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the

Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the global notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

Because the exchange notes will not differ materially in kind or extent from the outstanding notes, your exchange of outstanding notes for exchange notes will not constitute a taxable disposition of the outstanding notes for U.S. federal income tax purposes. As a result, you will not recognize income, gain or loss on your exchange of outstanding notes for exchange notes, your holding period for the exchange notes will generally include your holding period for outstanding notes, your adjusted tax basis in the exchange notes immediately following the exchange will generally be the same as your adjusted tax basis in your outstanding notes immediately before the exchange, and all of the U.S. federal income tax consequences associated with owning the outstanding notes should continue to apply to the exchange notes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the exchange notes. It is not a complete analysis of all the potential tax considerations relating to the exchange notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions, all relating to the U.S. federal income tax treatment of debt instruments. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the I.R.S., or an opinion of counsel with respect to the statements made herein concerning the exchange notes, and we cannot assure you that the I.R.S. will agree with such statements.

This summary assumes that you purchased the outstanding notes upon their initial issuance at their initial offering price and that you held your outstanding notes, and you will hold your exchange notes, as capital assets for U.S. federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose functional currency is not the U.S. States dollar;

•	persons that will hold the exchange notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons who are subject to Code provisions applicable to certain U.S. expatriates;

•	persons deemed to sell the exchange notes under the constructive sale provisions of the Code; or

•	partnerships or other pass-through entities.

If a partnership holds exchange notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that will hold exchange notes, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the exchange notes.

This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of the general U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder” of the exchange notes. Certain consequences to “Non-U.S. Holders” of the exchange notes are described under “—Consequences to Non-U.S. Holders,” below. “U.S. Holder” means a beneficial owner of an exchange note that, for U.S. federal tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest

Stated interest on the exchange notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Disposition of Exchange Notes

Upon the sale, exchange, redemption or other taxable disposition of an exchange note, you generally will recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which is treated as interest as described above) and your adjusted tax basis in the exchange note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the exchange note to such holder.

Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the exchange note is more than 12 months. The deductibility of capital losses by U.S. Holders is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal, premium (if any) and interest on and the proceeds of certain sales of exchange notes unless you are an exempt recipient. A backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the I.R.S. that payments to you are subject to backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability provided that you furnish the required information to the I.R.S. on a timely basis.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will generally apply to you if you are a Non-U.S. Holder of the exchange notes. The term “Non-U.S. Holder” means a beneficial owner of an exchange note that is a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies,” as such terms are defined in the Code. If you are a Non-U.S. Holder, we encourage you to consult your own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

Payments of Interest

The 30% U.S. federal withholding tax (or lower applicable treaty rate) generally will not apply to any payment to you of interest on an exchange note that is not effectively connected with a U.S. trade or business, provided that:

•	you do not actually or constructively (under applicable attribution rules) own 10% or more of the total combined voting power of our voting stock, within the meaning of Section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related to us directly or indirectly through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a “United States person” (which certification may be made on an I.R.S. Form W-8BEN) or (b) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business holds the exchange note on your behalf and certifies, under penalties of perjury, either that it has received I.R.S. Form W-8BEN from you or from another qualifying financial institution intermediary or that it is permitted to establish and has established your foreign status through other documentary evidence, and otherwise complies with applicable requirements. If the exchange notes are held by or through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) I.R.S. Form W-8BEN claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) I.R.S. Form W-8ECI stating that interest paid on the exchange note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will instead be required to pay U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. Holder, except as otherwise provided by an applicable tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest on the exchange notes which is effectively connected with your conduct of a trade or business in the United States would be included in your earnings and profits.

Disposition of Exchange Notes

Any gain recognized upon the sale, exchange, redemption or other taxable disposition of an exchange note (except with respect to accrued and unpaid interest, which would be taxable as such) will not be subject to the 30% U.S. federal withholding tax. Such gain also generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

A Non-U.S. Holder described in the first bullet point above will generally be required to pay U.S. federal income tax on the net gain derived from the sale, except as otherwise required by an applicable tax treaty, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable tax treaty.

Information Reporting and Backup Withholding

In general, information reporting and backup withholding may apply to certain payments of principal, premium (if any) and interest on the exchange notes to Non-U.S. Holders, as well as to the proceeds of certain sales of exchange notes made through brokers, unless the holder has made appropriate certifications as to its foreign status, or has otherwise established an exemption. The certification of foreign status described above under “—Payments of Interest” is generally effective to establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability provided that you furnish the required information to the I.R.S. on a timely basis.

ERISA CONSIDERATIONS

Certain requirements apply to plans that are subject to Title I of ERISA or Section 4975 of the Code (“ERISA Plans”) and to those persons who are “fiduciaries” or “parties in interest” with respect to ERISA Plans. In considering an investment of the assets of an ERISA Plan in the exchange notes, a fiduciary must, among other things, discharge its duties solely in the interest of the participants of such plan and their beneficiaries and for the exclusive purpose of providing benefits to such participants and beneficiaries and defraying reasonable expenses of administering the plan. A fiduciary must act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. The fiduciary must diversify the investments of an ERISA Plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, as well as discharge its duties in accordance with the documents and instruments governing the ERISA Plan insofar as such documents and instruments are consistent with the provisions of ERISA.

In addition, Sections 406 and 407 of ERISA and Section 4975 of the Code prohibit certain transactions that involve an ERISA Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Code with respect to such Plan. Examples of prohibited transactions include, but are not limited to, extensions of credit and transactions in which a fiduciary of an ERISA Plan uses its position to cause the Plan to make investments from which the fiduciary (or a party related to the fiduciary) would receive a fee or other consideration. Under Section 4975 of the Code, excise taxes are imposed on parties involved in non-exempt prohibited transactions. Although a governmental plan (as defined in Section 3(32) of ERISA) or a church plan (a plan as defined in Section 3(33) of ERISA that has not made an election under section 410(d) of the Code) is not subject to ERISA or Section 4975 of the Code, it may be subject to other federal, state, or local laws, which are similar to ERISA or the Code.

This summary of certain ERISA considerations is for general information only and is not legal or tax advice. Any fiduciary considering the acquisition of exchange notes on behalf of an ERISA Plan is urged to consult with experienced legal counsel regarding the applicability of any exemption from the prohibited transaction rules and whether the exchange notes would be an appropriate investment for the ERISA Plan under the terms of the ERISA Plan, ERISA and the Code, and any fiduciary considering the acquisition of exchange notes on behalf of a governmental plan or church plan is urged to consult with experienced legal counsel regarding the requirements of any other federal, state, or local laws, which are similar to ERISA or the Code that would otherwise prohibit the acquisition and holding of the exchange notes.

PLAN OF DISTRIBUTION

Except as discussed below, a broker-dealer may not participate in the exchange offer in connection with a distribution of the exchange notes. Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received for its own account in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 90 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices, or negotiated prices. Any resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes. Any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses of counsel for the holders of the exchange notes and will indemnify the holders of the exchange notes, including any broker-dealers, against some liabilities, including some liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes offered hereby will be passed upon for us by Jones Day, 901 Lakeside Avenue, Cleveland, Ohio 44114, counsel to OMNOVA Solutions.

EXPERTS

The consolidated financial statements of OMNOVA Solutions as of November 30, 2001 and 2002 and for each of the three years in the period ended November 30, 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and at our website at http://www.omnova.com. Copies of documents we file with the SEC can be read at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of our filings at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. In addition, our common shares are listed on The New York Stock Exchange, and our reports, proxy statements and other information can be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information that we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus. Some information that we file with the SEC after the date of this prospectus and until this exchange offer is completed will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents (Commission File No. 1-15147) that we have filed with the SEC and any filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until this exchange offer is completed:

•	our Annual Report on Form 10-K for the year ended November 30, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended February 28, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended May 31, 2003;

•	amendment no. 1 to our Quarterly Report on Form 10-Q for the quarter ended May 31, 2003;

•	amendment no. 2 to our Quarterly Report on Form 10-Q for the quarter ended May 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended August 31, 2003;

•	our Current Report on Form 8-K filed with the SEC on May 12, 2003;

•	our Current Report on Form 8-K filed with the SEC on May 30, 2003; and

•	our Current Report on Form 8-K filed with the SEC on June 2, 2003.

We will provide you with a copy of any of these filings (other than exhibits, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing to or telephoning us at the following address and telephone number:

OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, Ohio 44333

(330) 869-4200

You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date hereof only. Our business, financial condition, results of operations and prospects may change after that date.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of OMNOVA Solutions Inc.:

We have audited the accompanying consolidated balance sheets of OMNOVA Solutions Inc. as of November 30, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended November 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OMNOVA Solutions Inc. at November 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note C to the financial statements, effective December 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

Akron, Ohio

February 3, 2003, except for Note R,

as to which the date is October 20, 2003

REPORT OF MANAGEMENT

To the Shareholders of OMNOVA Solutions Inc.:

Management of OMNOVA Solutions Inc. is responsible for preparing the accompanying consolidated financial statements and for assuring their integrity and objectivity. These financial statements were prepared in accordance with standards generally accepted in the United States and fairly represent the transactions and financial condition of the Company in all material respects. The financial statements include amounts that are based on management’s best estimates and judgments. The Company’s financial statements have been audited by Ernst & Young LLP, independent auditors, who have been selected by the Board of Directors and approved by the shareholders. Management has made available to Ernst & Young LLP all of the Company’s financial records and related data, internal audit reports, as well as the minutes of shareholders’ and directors’ meetings.

Management of the Company has established and maintains a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and executed in accordance with management’s authorization and the books and records accurately reflect the disposition of assets. The system of internal controls includes appropriate division of responsibility. The Company maintains an internal audit department that independently assesses the effectiveness of the internal controls through a program of internal audits.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent auditors to discuss the adequacy of the Company’s internal controls, financial statements and the nature, extent and results of the audit effort. Management reviews with the Audit Committee all of the Company’s significant accounting policies and assumptions affecting the results of operations. Both the independent and internal auditors have free and direct access to the Audit Committee without the presence of management.

Kevin M. McMullen

Chairman and Chief Executive Officer

Michael E. Hicks

Senior Vice President and Chief Financial Officer; Treasurer

February 3, 2003

OMNOVA SOLUTIONS INC.

Consolidated Statements of Operations

	Years Ended November 30,
	2002	2001	2000
	(Dollars in millions, except per-share data)
Net Sales	$681.2	$737.0	$773.3
Costs and Expenses
Cost of products sold	496.8	539.9	569.1
Selling, general and administrative	140.3	141.9	140.7
Depreciation and amortization	28.8	34.3	33.3
Interest expense	8.1	14.0	14.7
Other expense (income), net	2.3	1.2	3.8
Restructuring and severance	(2.6)	16.5	3.8
Spin-off related costs	—	.1	.6

	673.7	747.9	766.0

Income (Loss) Before Income Taxes	7.5	(10.9)	7.3
Income tax expense (benefit)	.5	(4.2)	2.9

Income (Loss) Before Cumulative Effect of Accounting Change	$7.0	$(6.7)	$4.4
Cumulative Effect of Accounting Change	(142.5)	—	—

Net (Loss) Income	$(135.5)	$(6.7)	$4.4

Basic Earnings (Loss) Per Share
Earnings (Loss) before cumulative effect of accounting change	$.18	$(.17)	$.11
Cumulative effect of accounting change	(3.60)	—	—

Net (Loss) Earnings Per Basic Share	$(3.42)	$(.17)	$.11

Diluted Earnings (Loss) Per Share
Earnings (Loss) before cumulative effect of accounting change	$.18	$(.17)	$.11
Cumulative effect of accounting change	(3.58)	—	—

Net (Loss) Earnings Per Diluted Share	$(3.40)	$(.17)	$.11

See notes to consolidated financial statements.

OMNOVA SOLUTIONS INC.

Consolidated Balance Sheets

	November 30,
	2002	2001
	(Dollars in millions)
ASSETS:
Current Assets
Cash and cash equivalents	$8.4	$8.5
Accounts receivable, net	42.8	51.9
Inventories	48.3	56.7
Deferred income taxes	11.8	12.8
Prepaid expenses and other	4.8	4.9

Total Current Assets	116.1	134.8

Property, plant and equipment, net	193.0	208.9
Goodwill, net	41.1	142.7
Trademarks and other intangible assets, net	35.6	76.9
Prepaid pension	55.4	49.6
Other assets	24.9	26.2

Total Assets	$466.1	$639.1

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities
Current portion of long-term debt	$6.0	$3.5
Accounts payable	83.7	92.2
Accrued payroll and personal property taxes	14.0	15.2
Other current liabilities	11.6	15.1

Total Current Liabilities	115.3	126.0

Long-term debt	126.5	157.8
Postretirement benefits other than pensions	51.4	50.5
Deferred income taxes	11.8	14.4
Other liabilities	13.9	12.3
Shareholders’ Equity
Preference stock—$1.00 par value; 15.0 million shares authorized; none outstanding	—	—
Common stock—$.10 par value; 135.0 million shares authorized; 41.8 million shares outstanding	4.2	4.2
Additional contributed capital	309.3	308.7
Retained deficit	(148.0)	(12.5)
Treasury stock at cost; 2.1 million shares 2002 and 2.2 million shares 2001	(13.3)	(14.1)
Accumulated other comprehensive loss	(5.0)	(8.2)

Total Shareholders’ Equity	147.2	278.1

Total Liabilities and Shareholders’ Equity	$466.1	$639.1

See notes to consolidated financial statements.

OMNOVA SOLUTIONS INC.

Consolidated Statements of Cash Flows

	Years Ended November 30,
	2002	2001	2000
	(Dollars in millions)
Operating Activities
Net (loss) income	$(135.5)	$(6.7)	$4.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	142.5	—	—
Restructuring and severance	(2.1)	15.2	3.4
Loss on sale of fixed assets	.3	—	—
Depreciation	25.7	25.5	25.0
Amortization	3.1	8.8	8.3
Deferred income taxes	—	(2.8)	(.3)
Foreign currency transaction loss	—	—	.7
Changes in operating assets and liabilities net of effects of acquisitions and dispositions of businesses:
Accounts receivable	9.9	(9.1)	76.7
Inventories	8.9	5.7	8.9
Other current assets	0.8	0.9	3.1
Current liabilities	(13.2)	(9.0)	5.9
Other non-current assets	(8.6)	(7.4)	(7.4)
Other long-term liabilities	(.4)	(.7)	(8.5)

Net Cash Provided By Operating Activities	31.4	20.4	120.2

Investing Activities
Capital expenditures	(11.1)	(19.5)	(35.3)
Proceeds from business and asset dispositions	9.4	—	—
Business acquisitions	(2.0)	(.5)	(2.4)
Investment in joint ventures	—	—	(12.9)

Net Cash Used In Investing Activities	(3.7)	(20.0)	(50.6)

Financing Activities
Long-term debt proceeds	105.0	112.7	105.8
Repayment of debt obligations	(136.3)	(107.0)	(150.0)
Short-term debt net proceeds/(payments)	2.5	(5.5)	(1.5)
Dividends paid to shareholders	—	(4.0)	(8.0)
Share repurchase plan	—	—	(14.1)
Other financing activities	.6	.2	—

Net Cash Used In Financing Activities	(28.2)	(3.6)	(67.8)
Effect of exchange rate changes on cash	.4	—	(.6)

Net (Decrease) Increase In Cash and Cash Equivalents	(.1)	(3.2)	1.2
Cash and cash equivalents at beginning of period	8.5	11.7	10.5

Cash and Cash Equivalents at End of Period	$8.4	$8.5	$11.7

See notes to consolidated financial statements.

OMNOVA SOLUTIONS INC.

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss

	Years Ended November 30,
	2002	2001	2000
	(Dollars in millions)
Common Stock
Balance at beginning of period (41.8 million shares issued)	$4.2	$4.2	$4.2
Stock issuance	—	—	—

Balance at end of period	$4.2	$4.2	$4.2

Additional Contributed Capital
Balance at beginning of period	$308.7	$308.7	$308.5
Contributed capital	.6	—	.2

Balance at end of period	$309.3	$308.7	$308.7

Retained Earnings (Deficit)
Balance at beginning of period	$(12.5)	$(1.8)	$1.8
Net (loss) income	(135.5)	(6.7)	4.4
Cash dividends—$.10 and $.20 per share in 2001 and 2000, respectively	—	(4.0)	(8.0)

Balance at end of period	$(148.0)	$(12.5)	$(1.8)

Treasury Stock at Cost
Balance at beginning of period	$(14.1)	$(14.1)	$—
Issuance (purchase) of common stock	.8	—	(14.1)

Balance at end of period	$(13.3)	$(14.1)	$(14.1)

Accumulated Other Comprehensive Loss
Accumulated currency translation	$(4.9)	$(8.2)	$(9.1)
Minimum pension liability	(.1)	—	—

Balance at end of period	$(5.0)	$(8.2)	$(9.1)

Total Shareholders’ Equity	$147.2	$278.1	$287.9

Comprehensive (Loss) Income
Net (loss) income	$(135.5)	$(6.7)	$4.4
Other comprehensive income (loss):
Foreign currency translation adjustment	3.3	.9	(9.5)
Minimum pension liability adjustment	(.1)	—	.2

Total Comprehensive (Loss) Income	$(132.3)	$(5.8)	$(4.9)

See notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note A—Significant Accounting Policies

Basis of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and controlled joint ventures. The Company uses the equity method of accounting for its two Asian joint ventures in which it holds a 50.1% ownership interest due to contractual limitations that grant substantive participating rights to the minority partner.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition—Revenue from product sales is recognized when shipment to the customer has been made, which is when title passes. The Company estimates and records provisions for quantity rebates, sales returns, allowances and original warranties in the period the sale is recorded, based upon its experience.

Freight Costs—The Company reflects the cost of shipping its products to customers as cost of products sold. Customer reimbursements for freight are not significant.

Environmental Costs—The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and its proportionate share of the amount can be reasonably estimated. The Company recognizes amounts recoverable from insurance carriers when the collection of such amounts is probable.

Fair Value of Financial Instruments—The Company’s cash equivalents and debt bear interest at variable rates and therefore their carrying values approximate their fair values.

Cash and Cash Equivalents—The Company considers all highly liquid instruments with maturities of 90 days or less as cash equivalents.

Accounts Receivable Securitization—The Company accounts for the securitization of accounts receivable in accordance with SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” At the time the receivables are sold, the balances are removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables are included in other expense in the Consolidated Statements of Operations.

Inventories—Inventories are stated at the lower of cost or market, primarily using the last-in, first-out method (LIFO). The remaining portion of inventories are stated using the first-in, first-out method (FIFO). Inventories are reviewed for obsolescence and reserves are provided as necessary. Factors that could affect inventory obsolescence are changes in design patterns, color and material preferences.

Warranties—The Company offers a warranty program for its roofing systems and has a corresponding warranty reserve. The reserve is reviewed for adequacy and is provided as necessary. The primary factor that could affect this reserve would be a change in the historical system performance rate.

Long-Lived Assets—Property, plant and equipment are recorded at cost. Refurbishment costs are capitalized in the property accounts, whereas, ordinary maintenance and repair costs are expensed as incurred. Depreciation is computed principally using the straight-line method. Depreciable lives on buildings and improvements and machinery and equipment range from 10 to 40 years and 3 to 20 years, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note A—Significant Accounting Policies (Continued)

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired, less any amortization prior to the adoption of SFAS No. 142 and any required write-down as a result of implementing SFAS No. 142. Identifiable intangible assets, such as patents, trademarks and licenses, are recorded at cost or when acquired as part of a business combination at their estimated fair value. Indefinite lived intangible assets are reviewed at least annually and adjusted if necessary for any impairment write-down. Intangible assets with definite lives are amortized over their estimated useful lives using the straight-line method over periods ranging from 4 to 30 years. Accumulated amortization of identifiable intangible assets at November 30 was $10.7 million and $8.9 million in 2002 and 2001, respectively.

Goodwill and indefinite lived intangibles are tested for impairment at least annually by comparing the fair value of the reporting unit to its carrying value and an impairment loss is recorded if the carrying value exceeds its fair value. The measurement date for the annual impairment test is September 1.

Impairment of other long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

Foreign Currency Translation—The financial position and results of operations of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of operations denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at year-end, while revenues and expenses are translated at the weighted average exchange rates prevailing during the year. The resulting translation gains and losses on assets and liabilities are charged or credited directly to shareholders’ equity, and are not included in net income until realized through sale or liquidation of the investment.

Income Taxes—Deferred income taxes are provided for temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Reclassifications—Certain reclassifications have been made to conform prior year’s data to the current presentation. Corporate expenses allocated to the business segments were adjusted to better align costs to the business segments (see Note R). Also, as a result of adopting SFAS No. 142, computer application software was reclassified to property, plant and equipment.

Note B—Restructuring and Severance

In fiscal 2002, the Company recognized income of $2.6 million, which related primarily to the sale of the Greensboro, North Carolina facility for $2.2 million, the reversal of unused reserves primarily related to the 2001 restructuring plan for $1.1 million offset by $0.7 million of severance expense. The $0.7 million charge ($0.7 million net of tax) related to the reduction of approximately 45 employees in the Decorative Products segment and was fully utilized at November 30, 2002.

In 2001, the Company recognized an expense of $17.7 million, which related primarily to a restructuring plan of $16.5 million and $2.2 million for anticipated legal settlements, offset by a reversal of $1.0 million in the first quarter of 2001 for an unused severance reserve associated with a prior restructuring of one of the Company’s businesses.

As a result of the restructuring plan implemented in the second quarter of 2001, a charge of $16.5 million ($9.9 million net of tax) was recorded. The charge primarily related to the closure of the Company’s Greensboro

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note B—Restructuring and Severance (Continued)

facility (Performance Chemicals segment) and workforce reductions. The implementation of these actions resulted in the reduction of approximately 90 employees in the Performance Chemicals segment and Corporate Headquarters. The $16.5 million charge consisted of $1.2 million for inventory write-downs included in cost of products sold, $8.5 million in fixed asset write-downs and $2.0 million of shutdown costs related to the Greensboro facility, and $4.8 million for severance and additional pension expense related to workforce reductions in the Performance Chemicals segment and Corporate Headquarters.

As of November 30, 2002, severance benefits and shutdown costs had been fully utilized. In addition, the Company recorded $2.2 million primarily for anticipated legal settlements, which has been fully utilized as of November 30, 2002.

In 2000, the Company recognized a net expense of $.3 million for Decorative Products primarily related to a salaried workforce reduction and an expense of $3.8 million primarily related to the early retirement benefits for the Company’s former chief executive officer in accordance with his 1993 employment contract.

Note C—Accounting Changes/New Accounting Pronouncements

Effective December 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion 17, “Intangible Assets”. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that have finite useful lives will continue to be amortized over their useful lives.

SFAS No. 142 requires that indefinite lived intangibles be tested for impairment and that goodwill be tested for impairment at the reporting unit level at the date of adoption and at least annually thereafter. Goodwill is tested utilizing a two step methodology. The Company determines the fair value of any indefinite lived intangible assets, compares it to its carrying value and records an impairment loss if the carrying value exceeds its fair value. After recording any impairment losses for the indefinite lived intangible assets, the Company is required to determine the fair value of each reporting unit and compare it to its carrying value, including goodwill, of such unit (step one). If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired. The amount, if any, of the impairment would then be measured by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill (step two).

As part of adopting this standard as of December 1, 2001, the Company evaluated the impairment of indefinite lived intangibles and completed step one of the test for goodwill impairment during the first quarter of 2002 for each of its reporting units. The Company determined that the Decorative Products reporting unit had indefinite lived intangible assets that were impaired by $38.5 million and that the carrying value of the Performance Chemicals reporting unit exceeded its estimated fair value as determined by utilizing various valuation techniques including discounted cash flows and comparative market analysis. Given the indication of a potential impairment, the Company completed step two for the Performance Chemicals reporting unit, which resulted in an impairment loss for goodwill of $104 million. In total, a transitional impairment loss of $142.5 million, or $3.58 per diluted earnings per share, was recognized as the cumulative effect of an accounting change in the quarter ended February 28, 2002. Due to the Company’s recent history of limited income, recognition of the future tax benefit of these impairment losses is uncertain. Therefore, a valuation allowance was provided on the net deferred tax asset created as a result of this accounting change. The impairment loss resulted primarily from a change in the criteria for the measurement of an impairment loss from an undiscounted cash flow model, a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note C—Accounting Changes/New Accounting Pronouncements (Continued)

method required by SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” to a discounted cash flow and market multiples of earnings, a method required by SFAS No. 142 and the development of a purchase price allocation for the assets and liabilities of the reporting unit. The transitional impairment loss was a one-time noncash charge and will not have an effect on the Company’s business activities.

Under the guidelines of the statement, the Company additionally completed its annual impairment test as of September 1, 2002. No additional impairment was required. As of November 30, 2002, the Company has $54.4 million of goodwill and indefinite lived intangible assets which must be tested for impairment at least annually.

Prior to the adoption of SFAS No. 142, amortization expense was recorded for goodwill and other intangible assets. The following sets forth a reconciliation of net income and earnings per share information for the years ended 2002, 2001 and 2000, adjusted for the nonamortization provisions of SFAS No. 142:

	2002	2001	2000
	(Dollars in millions, except per-share data)
Reconciliation of Net Income:
Reported income (loss) before cumulative effect of accounting change	$7.0	$(6.7)	$4.4
Add back goodwill and indefinite lived intangible asset amortization, net of tax	—	3.6	4.0

Adjusted income (loss) before cumulative effect of accounting change	$7.0	$(3.1)	$8.4
Cumulative effect of accounting change	(142.5)	—	—

Net (loss) income	$(135.5)	$(3.1)	$8.4

Reconciliation of Basic Earnings Per Share:
Reported income (loss) before cumulative effect of accounting change	$.18	$(.17)	$.11
Add back goodwill and trademark amortization, net of tax	—	.09	.10

Adjusted income (loss) before cumulative effect of accounting change	$.18	$(.08)	$.21
Cumulative effect of accounting change	(3.60)	—	—

Adjusted net (loss) income	$(3.42)	$(.08)	$.21

Reconciliation of Diluted Earnings Per Share:
Reported income (loss) before cumulative effect of accounting change	$.18	$(.17)	$.11
Add back goodwill and trademark amortization, net of tax	—	.09	.10

Adjusted income (loss) before cumulative effect of accounting change	$.18	$(.08)	$.21
Cumulative effect of accounting change	(3.58)	—	—

Adjusted net (loss) income	$(3.40)	$(.08)	$.21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note C—Accounting Changes/New Accounting Pronouncements (Continued)

The changes in the carrying amount of goodwill and indefinite lived intangible assets for the year ended November 30, 2002 are as follows:

	Balance November 30, 2001	Transitional Impairment Charge	Additions	Balance November 30, 2002
	(Dollars in millions)
Goodwill:
Decorative Products	$38.7	$—	$2.4	$41.1
Performance Chemicals	104.0	(104.0)	—	—

	$142.7	$(104.0)	$2.4	$41.1
Trademarks:
Decorative Products	51.8	(38.5)	—	13.3

	$194.5	$(142.5)	$2.4	$54.4

The following table displays the intangible assets that continue to be subject to amortization and their net carrying amount as well as intangible assets not subject to amortization as of November 30, 2002 and November 30, 2001:

	November 30, 2002		November 30, 2001
	Gross Carrying Amount	Net Carrying Amount	Gross Carrying Amount	Net Carrying Amount
	(Dollars in millions)
Amortized intangible assets
Patents	$7.9	$4.7	$8.3	$5.7
Trademarks	8.0	5.5	7.8	5.8
Technical know-how	9.4	7.3	9.4	7.8
Other	7.7	4.8	8.5	5.8

	$33.0	$22.3	$34.0	$25.1

Unamortized intangible assets
Trademarks	$13.3	$13.3	$56.3	$51.8
Goodwill	41.1	41.1	157.8	142.7

	$54.4	$54.4	$214.1	$194.5

Amortization expense for intangible assets subject to amortization was $3.1 million for the year ended November 30, 2002, and is estimated to be approximately $3.1 million annually for the next five fiscal years.

In 1998 and 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its related amended Statements No. 137 and 138. In fiscal 2001, the Company adopted these statements and they did not have a significant effect on earnings or the financial position of the Company.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” which eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company adopted this standard for business combinations initiated after June 30, 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note C—Accounting Changes/New Accounting Pronouncements (Continued)

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This standard is effective for fiscal years beginning after June 15, 2002. The Company is assessing whether this statement will have a significant impact on its financial statements.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This standard is effective for fiscal years beginning after December 15, 2001. The Company does not expect this statement will have a significant impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64 Amendment of FASB Statement No. 13, and Technical Corrections”, which supersedes the aforementioned statements. The Company adopted this standard effective May 31, 2002. The standard did not have an impact on the Company.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard is effective for exit or disposal activities that are initiated after December 31, 2002. The Company is assessing whether this statement will have a significant impact on its financial statements.

Note D—Acquisitions and Joint Ventures

On May 1, 2002, the Company formed a commercial joint venture with Rohm and Haas Company. The new company, RohmNova, markets, sells and services latex binders, synthetic pigments and specialty chemical additives for coating applications in the global paper and paperboard industry. The joint venture maintains no assets and serves as a conduit for the sale of each joint venture partners’ products. OMNOVA has a 50% ownership in the joint venture. All costs associated with the joint venture are equally shared by its partners. The results of operations have been included since the formation.

On April 24, 2001, the Company entered into an agreement to acquire certain business lines and assets of Decorative Surfaces International, Inc. (DSI). During the second half of 2001, the Company completed the acquisition of certain inventory and production equipment for consideration of $6.3 million in interest bearing promissory notes. These promissory notes were repaid on May 29, 2002, with funds provided by the Company’s revolving credit facility. On March 8, 2002, the Company completed the acquisition of certain additional assets of DSI for consideration of $2.0 million in interest bearing notes. The acquisition expanded the Company’s wallcovering, decorative laminates and industrial films product lines. These promissory notes were repaid on July 22, 2002, also with funds provided by the Company’s revolving credit facility. The acquisition has been accounted for using the purchase method and has been incorporated in OMNOVA Solutions’ results of operations since May 2001.

On July 31, 2000, OMNOVA Solutions formed a joint venture with Brewster Wallpaper Corp. The new company, Muraspec N.A., LLC, serves as a national distributor for two of the Company’s wallcovering brands and a diverse offering of other decorative and functional wall surfacing manufactured by others. The Company contributed $0.1 million, certain distribution rights and other assets, for its 50.1% ownership in the joint venture and consolidated the joint venture’s results of operations from the date of formation.

On May 1, 2000, the Company entered into an agreement to acquire the specialty/textile coatings business of High Point Textile Auxiliaries, LLC for $0.9 million. The acquisition was accounted for using the purchase method and was included in the results of operations of the Company from the date of acquisition. On May 30, 2001, in accordance with the asset purchase agreement, the Company made a contingent payment of $0.5 million. The purchase agreement includes an additional contingent payment related to the acquisition of approximately $0.4 million which is expected to be made in the first quarter of fiscal 2003. The purchase price allocation resulted in intangible assets of $1.4 million which are being amortized over a period of 4 to 15 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note D—Acquisitions and Joint Ventures (Continued)

On March 16, 2000, the Company formed a joint venture with an affiliate of the Thailand-based Charoen Pokphand Group. On June 27, 2000, the joint venture acquired a Shanghai, China-based coated fabrics business to provide products primarily in the Asia-Pacific regions as well as expanded product lines for Europe. The Company’s investment in the joint venture was $5.0 million. The Company accounts for the joint venture using the equity method, even though its ownership interest is 50.1%, due to various limitations contained in the joint venture agreement.

On August 4, 1999, the Company formed a joint venture with an affiliate of the Thailand-based Charoen Pokphand Group. The joint venture acquired a Rayong, Thailand-based decorative film and coated fabrics business to serve the Asia-Pacific region and provide expanded product lines to Europe and North America. The Company’s initial investment in the joint venture was $2.6 million. On June 15, 2000, the Company made an additional investment of $7.9 million. The Company accounts for the joint venture using the equity method, even though its ownership interest is 50.1%, due to various limitations contained in the joint venture agreement.

Note E—Sale of Assets and Leaseback Transaction

In November 2002, the Company completed an agreement with a real estate company for the sale and leaseback of its Corporate Headquarters. The transaction was structured as a $7.9 million sale. Under the terms  of the agreement, the Company will lease the facility for 12 years with options to renew up to an additional 20 years. The Company will pay an average of $0.9 million in annual lease expense.

Net cash from the sale agreement, after the payment of related fees and escrow requirements, totaled approximately $6.6 million and is being used to fund operating expenses and reduce debt obligations. An additional $0.8 million was placed in escrow and the Company received these funds in the first quarter of 2003. The total gain on the transaction is $4.3 million and has been deferred and is being recorded to income over the 12 year lease term.

In May 2002, the Company completed the sale of its Greensboro facility. Net cash from the sale was $2.8 million and was used to reduce debt obligations. The total gain recorded on the transaction was $2.2 million. The facility had been shutdown previously as part of a restructuring in 2001.

Note F—Earnings Per Share

A reconciliation of the numerator and denominator used in the basic and diluted earnings per share computations is as follows:

	Years Ended November 30,
	2002	2001	2000
	(Dollars in millions, except per share data)
Numerator
Income (loss) before cumulative effect of accounting change	$7.0	$(6.7)	$4.4
Cumulative effect of accounting change	(142.5)	—	—

Net (loss) income	$(135.5)	$(6.7)	$4.4

	(Shares in thousands)
Denominator
Denominator for basic earnings per share—weighted average shares outstanding	39,670	39,586	40,141
Effect of dilutive employee stock options	133	—	40

Denominator for diluted earnings per share—adjusted weighted average shares and assumed conversions	39,803	39,586	40,181

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note F—Earnings Per Share (Continued)

	Years Ended November 30,
	2002	2001	2000
	(Dollars in millions, except per share data)
Basic Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$.18	$(.17)	$.11
Cumulative effect of accounting change	(3.60)	—	—

Net (loss) income	$(3.42)	$(.17)	$.11

Diluted Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$.18	$(.17)	$.11
Cumulative effect of accounting change	(3.58)	—	—

Net (loss) income	$(3.40)	$(.17)	$.11

Note G—Research and Development Expense

Research and development (R&D) expenses were $8.7 million in 2002, $8.3 million in 2001 and $8.9 million in 2000. R&D expenses include the costs of technical activities that are useful in developing new products, services, processes or techniques, as well as those expenses for technical activities that may significantly improve existing products or processes.

Note H—Income Taxes

	Years Ended November 30,
	2002	2001	2000
	(Dollars in millions)
Income Tax Provision (Benefit)
Current
U.S. federal	$—	$—	$2.2
State and local	.3	(1.6)	(1.4)
Foreign	.2	.2	2.4

	.5	(1.4)	3.2
Deferred
U.S. federal	—	(4.0)	.1
State and local	—	1.2	1.0
Foreign	—	—	(1.4)

	—	(2.8)	(.3)

Income Tax Provision (Benefit)	$.5	$(4.2)	$2.9

	Years Ended November 30,
	2002	2001	2000
Effective Income Tax Rate
Statutory federal income tax rate	35.0%	35.0%	35.0%
Utilization of unrecognized net operating loss	(34.2)	—	—
State and local income taxes, net of federal income tax benefit and valuation allowance	(.3)	3.6	(1.0)
Other, net	6.5	(.1)	6.0

Effective Income Tax Rate	7.0%	38.5%	40.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note H—Income Taxes (Continued)

Deferred Taxes

	November 30,
	2002		2001
	Assets	Liabilities	Assets	Liabilities
	(Dollars in millions)
Accrued estimated costs	$15.3	$—	$18.0	$—
Goodwill	41.1	—	—	12.6
Depreciation	—	25.4	—	26.0
Pension	—	23.1	—	21.1
NOLs and other carryforwards	24.3	—	20.4	—
Valuation allowance	(55.2)	—	(4.7)	—
Other	.9	—	1.0	—
Postretirement employee benefits	22.1	—	23.4	—

Deferred Taxes	$48.5	$48.5	$58.1	$59.7

As of November 30, 2002, the Company had approximately $53.4 million of federal net operating losses (NOLs) and $163.3 million of state and local NOLs with carryforward periods of 20 years and 5 to 20 years, respectively. The majority of the federal and state and local NOLs expire in the years 2020 through 2022. Pretax (loss) income of foreign subsidiaries was $(5.1) million, $(0.3) million and $0.5 million in 2002, 2001 and 2000, respectively. No cash payments were made in 2002 for income taxes. Cash paid during the year for income taxes was $1.6 million and $2.6 million in 2001 and 2000, respectively.

Due to the Company’s recent history of limited income, the Company provided a valuation allowance against its net deferred tax assets due to the uncertainty of recovery of such assets. As of November 30, 2002, the Company had approximately $55.2 million of net deferred tax assets primarily related to domestic loss carryforwards that expire by 2022, goodwill impairment losses created as a result of the cumulative effect of accounting change, and other temporary differences for which a valuation allowance of $55.2 million has been provided.

Note I—Accounts Receivable

The Company’s accounts receivable are generally unsecured and are not backed by collateral from its customers. No one customer represented more than 10 percent of the Company’s net trade receivables in fiscal 2002 and 2001. The allowance for doubtful accounts was $3.5 million and $3.1 million at November 30, 2002 and 2001, respectively. Write-offs of uncollectible accounts receivable totaled $1.1 million in fiscal 2002, $1.2 million during fiscal 2001 and $2.5 million during fiscal 2000. The provision for bad debts totaled $1.5 million in fiscal 2002, $2.1 million in fiscal 2001 and $1.2 million in fiscal 2000.

The Company maintains a receivable backed commercial paper program. The program is a receivables securitization transaction among OMNOVA Receivables Corporation, as Seller, OMNOVA Solutions Inc., as Originator and Servicer, Bank One, NA, as the Financial Institution and Agent, and Falcon Asset Securitization Corporation, a special purpose entity administered by Bank One, NA. Under the program, the Company may sell up to $60 million of trade receivables through its wholly-owned subsidiary, OMNOVA Receivables Corporation, a qualifying special-purpose entity (SPE). At November 30, 2002, the program was utilized for $55.1 million. At November 30, 2001, the program was fully utilized. The allowance for doubtful accounts has been retained on the Company’s Consolidated Balance Sheets. The related recurring costs of the program were recorded as other expense in the Consolidated Statements of Operations and totaled $1.5 million and $3.2 million for 2002 and 2001, respectively. The proceeds from the sale were used to reduce borrowings under committed lines of credit. The Company retains the servicing responsibilities for the receivables. The program is scheduled to expire in June of 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note J—Inventories

	November 30,
	2002	2001
	(Dollars in millions)
Raw materials and supplies	$16.0	$22.2
Work-in-process	2.9	2.9
Finished products	57.9	61.1

Approximate replacement cost of inventories	76.8	86.2
LIFO reserve	(17.5)	(18.1)
Other reserves	(11.0)	(11.4)

Inventories	$48.3	$56.7

Inventories using the LIFO method represented approximately 74 percent and 75 percent of the total replacement cost of inventories at November 30, 2002 and 2001, respectively. During 2002, LIFO inventory quantities were reduced resulting in a partial liquidation of LIFO bases in Decorative Products, the effect of which increased segment operating profit by $3.4 million. The net loss in 2002 was favorably impacted by $3.2 million. During 2001, LIFO inventory quantities were reduced as well, which increased segment operating profit of Decorative Products by $1.2 million. The net loss was favorably impacted by $0.7 million in 2001.

Note K—Property, Plant and Equipment, Net

	November 30,
	2002	2001
	(Dollars in millions)
Land	$8.1	$8.7
Building and improvements	83.8	88.2
Machinery and equipment	349.9	341.9
Construction in progress	4.6	4.6

	446.4	443.4
Accumulated depreciation	(253.4)	(234.5)

Property, Plant and Equipment, Net	$193.0	$208.9

Note L—Employee Benefit Plans

Postretirement Benefits—Pensions

Pension Plans—The Company has a defined benefit pension plan which covers substantially all salaried and hourly employees. Normal retirement age is generally 65, but certain plan provisions allow for earlier retirement. The Company’s funding policy is consistent with the funding requirements of federal law. The pension plan provides for pension benefits, the amounts of which are calculated under formulas principally based on average earnings and length of service for salaried employees and under negotiated non-wage based formulas for hourly employees.

Plan assets consist principally of common stocks and U.S. government and corporate obligations. Contributions were neither required nor made in 2002, 2001 and 2000 because the Company’s plan was adequately funded, using assumed returns.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note L—Employee Benefit Plans (Continued)

In 2001, the Company incurred $1.4 million of pension expense related to the workforce reduction program.

The projected benefit obligation and accumulated benefit obligation for the pension plan that had accumulated benefit obligations in excess of plan assets were $1.6 million and $1.4 million, respectively, as of November 30, 2002 and $1.9 million and $1.5 million, respectively, as of November 30, 2001.

Health Care Plans—OMNOVA Solutions provides retiree medical plans for certain active and retired employees. The program generally provides for cost sharing in the form of retiree contributions, deductibles and coinsurance between the Company and its retirees, and established limits on the amount the Company pays annually to provide future retiree medical coverage. These postretirement benefits are unfunded and are accrued by the date the employee becomes eligible for the benefits. Retirees in certain other countries are provided similar benefits by plans sponsored by their governments.

Because OMNOVA’s retiree health care benefits are capped, assumed health care cost trend rates have a minimal effect on the amounts reported for the retiree health care plans. A one-percentage point increase/decrease in assumed health care cost trend rates would not significantly increase or decrease the benefit obligation at November 30, 2002 and would have no effect on the aggregate of the service and interest components of net periodic cost.

	Pension		Health Care
	2002	2001	2002	2001
	(Dollars in millions)
Change in Benefit Obligation
Benefit obligation at beginning of year	$153.8	$138.6	$51.4	$48.8
Service cost	4.5	4.2	.6	.6
Interest cost	10.8	10.0	3.7	3.5
Amendments	1.1	4.7	1.9	.2
Actuarial loss (gain)	.2	6.1	(.6)	2.3
Benefits paid net of retiree contributions	(9.3)	(9.8)	(4.0)	(4.0)

Benefit Obligation at End of Year	$161.1	$153.8	$53.0	$51.4

Change in Plan Assets
Fair value of plan assets at beginning of year	$200.5	$236.5	$—	$—
Actual return on assets	(25.2)	(26.2)	—	—
Employer contributions	—	—	4.0	4.0
Benefits paid net of retiree contributions	(9.3)	(9.8)	(4.0)	(4.0)

Fair Value of Plan Assets at End of Year	$166.0	$200.5	$—	$—

Funded Status	$4.9	$46.7	$(53.0)	$(51.4)
Unrecognized actuarial loss (gain)	40.5	(2.5)	(2.8)	(2.3)
Unrecognized prior service cost (benefit)	11.0	11.3	(.1)	(2.1)
Unrecognized transition amount	(1.0)	(2.0)	—	—

Net Amount Recognized at August 31	55.4	53.5	(55.9)	(55.8)
Benefits paid September 1 to November 30	—	—	.9	1.3
Reimbursement of employer contributions for retiree health care	—	(3.9)	—	—

Net Amount Recognized at November 30, Asset (Liability)	$55.4	$49.6	$(55.0)	$(54.5)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note L—Employee Benefit Plans (Continued)

	Pension		Health Care
	2002	2001	2002	2001
	(Dollars in millions)
Amounts Recognized in the Consolidated Balance Sheets
Prepaid benefit cost	$56.4	$50.6	$—	$—
Accrued benefit liability	(1.3)	(1.5)	(55.0)	(54.5)
Intangible assets	.2	.5	—	—
Other shareholders’ equity	.1	—	—	—

Net Amount Recognized	$55.4	$49.6	$(55.0)	$(54.5)

	Pension			Health Care
	2002	2001	2000	2002	2001	2000
	(Dollars in millions)
Net Periodic Benefit (Income) Cost
Service costs for benefits earned	$4.5	$4.2	$4.9	$.6	$.6	$.7
Interest costs on benefit obligation	10.8	10.0	9.7	3.7	3.5	3.4
Amortization of unrecognized prior service costs	(.6)	(1.8)	(.4)	(.2)	(.4)	(.4)
Assumed return on plan assets	(20.1)	(19.8)	(17.5)	—	—	—

Total	$(5.4)	$(7.4)	$(3.3)	$4.1	$3.7	$3.7

	Pension			Health Care
	2002	2001	2000	2002	2001	2000
Weighted Average Assumption
Discount rate	7.25%	7.25%	7.5%	7.25%	7.25%	7.5%
Current trend rate for health care costs	N/A	N/A	N/A	10.2%	11.0%	8.0%
Ultimate trend rate for health care costs	N/A	N/A	N/A	4.9%	4.9%	6.0%
Year reached	N/A	N/A	N/A	2009	2006	2002
Measurement date	8/31	8/31	8/31	8/31	8/31	8/31
Assumed long-term rate of return on plan assets	8.75%	9.0%	8.75%	N/A	N/A	N/A
Annual rates of salary increase	4.0%	4.0%	4.5%	N/A	N/A	N/A

On October 12, 2000, a group of former GenCorp Inc. employees who retired from GenCorp facilities filed a purported class action lawsuit in Federal District Court for the Northern District of Ohio against GenCorp and the Company, and certain retiree medical plans of both companies, seeking certain retiree medical benefits. The retirees seek to certify a class consisting of all eligible retirees at 12 plants formerly represented by the United Rubber Workers. Plaintiffs claims are based primarily on certain GenCorp labor agreements, which expired in the mid-1990’s or earlier and GenCorp’s adoption of a replacement retiree health care plan that capped benefit levels. The matter is currently in the discovery stage. The Company cannot estimate the amount of retiree medical benefits sought by the plaintiffs at this time. The Company believes that it has meritorious defenses to this lawsuit as well as a right of indemnification from GenCorp. The Company believes that the likelihood that it will incur any liability materially affecting its consolidated financial condition is remote.

The Company sponsors a defined contribution pension plan. Participation in this plan was available to substantially all salaried employees and to certain groups of hourly employees. Contributions to this plan were based on either a percentage of employee contributions or on a specified amount per hour based on the provisions of the employees’ union contract. The cost of this plan for the Company was approximately $2.7 million in 2002, $2.7 million in 2001 and $3.0 million in 2000. Until November 30, 2000, the Company participated in multiple employer defined contribution pension plans sponsored jointly by GenCorp and OMNOVA Solutions. On December 1, 2000, the multiple employer plans were divided into separate plans for GenCorp and OMNOVA Solutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note M—Long-Term Debt and Credit Lines

On April 12, 2001, the Company entered into an amended, secured $240 million revolving credit facility (Facility) which expires in September 2004. The Facility is collateralized by substantially all of the Company’s assets. On September 13, 2002, the Company amended its $240 million Facility. Pursuant to this amendment, the Facility was reduced to $200 million and certain debt covenants were amended. The Company utilized $129.5 million of this facility as of November 30, 2002.

The Company pays a variable commitment fee, which is currently 40 basis points, on the unused balance. At November 30, 2002, the unused and available balance under the Facility was $70.5 million. Interest rates are variable, primarily based on LIBOR, and were at an average rate of 4.4 percent at November 30, 2002. The Facility contains a provision that allows for a swing line of credit for up to $10 million for daily funding requirements, which was utilized for $6.0 million at November 30, 2002. The interest rate on the swing line of credit is variable, primarily based on the prime interest rate, and was 5.0 percent at November 30, 2002. The Company had outstanding letters of credit totaling $4.5 million at November 30, 2002.

The Facility contains various debt and investment restrictions and provisions. The Company was required to maintain a consolidated leverage ratio (Debt/EBITDA) of less than 4.75 to 1.00 for the quarter ending November 30, 2002. Additionally, the Minimum Consolidated Interest Coverage Ratio was amended to 3.00 to 1.00 for the quarter ending November 30, 2002. The Company is also required to maintain a minimum net worth of $260 million excluding the effects of adopting SFAS No. 142. The Company was in compliance with all of its covenants at November 30, 2002.

On February 3, 2003, the Company amended the Facility. Pursuant to this amendment, the Facility was reduced to $185 million on February 3, 2003 and declines to $180 million on May 31, 2003 and to $175 million on November 30, 2003 and thereafter. The Debt/EBITDA covenant was amended to 5.50 to 1.00 for the quarter ending February 28, 2003, 5.75 to 1.00 for the quarter ending May 31, 2003, 4.75 to 1.00 for the quarter ending August 31, 2003, 4.00 to 1.00 for the quarters ending November 30, 2003 and February 29, 2004 and 3.25 to 1.00 thereafter. The interest coverage ratio was also amended to 2.25 to 1.00 as of February 28, 2003. In addition, interest rates will be based on the prime rate with monthly step-ups during the life of the Facility.

Interest paid during the year was $8.9 million, $13.2 million and $15.7 million for 2002, 2001 and 2000, respectively.

Note N—Lease Commitments

The Company leases certain facilities, machinery and equipment and office buildings under long-term, noncancelable operating leases. The leases generally provide for renewal options ranging from 5 to 20 years and require the Company to pay for utilities, insurance, taxes and maintenance. Rent expense was $8.3 million in 2002, $8.5 million in 2001 and $7.0 million in 2000. Future minimum commitments at November 30, 2002 for existing operating leases were $27.5 million with annual amounts declining from $5.0 million in 2003 to $2.4 million in 2007. The Company’s total obligation for leases after 2007 is $10.4 million.

Note O—Contingencies

The Company is subject to various legal actions, governmental investigations and proceedings relating to a wide range of matters. In the opinion of management, after reviewing the information which is currently available with respect to these matters and consulting with legal counsel, any liability which may ultimately be incurred with respect to these matters will not materially affect the consolidated financial condition of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note O—Contingencies (Continued)

Company other than the matter discussed in Note L as to which the Company believes that it has meritorious defenses and the likelihood that it will incur any liability materially affecting its consolidated financial condition is remote. The effect of resolution of these matters on results of operations cannot be predicted because any such effect depends on both future results of operations and the amount and timing of the resolution of such matters.

Note P—Stock-Based Compensation Plans

OMNOVA Solutions’ 1999 Equity and Performance Incentive Plan (the 1999 Plan) permits the Company to grant to officers, key employees and nonemployee directors of the Company, incentives directly linked to the price of OMNOVA Solutions’ common stock. The 1999 Plan authorizes up to 2.4 million shares of Company stock for awards of options to purchase shares of OMNOVA Solutions’ common stock, performance stock and performance units, restricted stock, deferred stock or appreciation rights. On April 4, 2002, the 1999 Plan was amended and increased the authorized number of shares by 1.7 million. Shares used may be either newly issued shares or treasury shares or both. All options granted under the 1999 Plan have been granted at prices equal to the market value of the Company’s common stock on the date of grant. Additionally, the 1999 Plan provides that the term of any stock option granted under the Plan may not exceed 10 years. As of November 30, 2002, approximately 1.2 million shares of Company common stock remained available for grants under the 1999 Plan.

Stock options granted under the GenCorp 1993 and 1997 Stock Option Plans (GenCorp Options) to OMNOVA Solutions employees and GenCorp employees prior to the spin-off were partially converted into OMNOVA Solutions options and partially into GenCorp Options with adjustments to preserve their value. The OMNOVA Solutions options, which were issued pursuant to the conversion process, were granted under the OMNOVA Solutions Inc. Option Adjustment Plan (the Adjustment Plan). The Adjustment Plan authorized up to 4.0 million shares of Company common stock solely for the purpose of accomplishing the conversion described above. Shares used may be either newly issued shares or treasury shares or both. No further options may be granted under the Adjustment Plan.

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

If compensation cost for the stock options granted in 2002, 2001 and 2000 had been determined based on the fair value method of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), the Company’s net income and diluted earnings per share would have been reduced by $1.7 million ($.04 per share), $0.8 million ($.02 per share) and $0.4 million ($.01 per share) in 2002, 2001 and 2000, respectively. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended November 30,
	2002	2001	2000
Risk free interest rate	4.0%	5.0%	6.9%
Dividend yield	—	1.0%	4.1%
Volatility of expected market price of Company stock	45%	49%	48%
Weighted average life of options in years	6.1	6.5	6.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note P—Stock-Based Compensation Plans (Continued)

A summary of the Company’s stock option activity, and related information for the years ended 2002, 2001 and 2000 is as follows:

	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,304,954	$8.00	4,590,939	$8.51	4,080,748	$8.92
Granted	1,078,400	$8.17	1,135,850	$6.05	1,093,480	$7.34
Forfeited	(105,237)	$7.67	(403,660)	$8.40	(574,789)	$9.08
Exercised	(89,150)	$5.77	(18,175)	$5.58	(8,500)	$5.31

Outstanding at end of year	6,188,967	$8.06	5,304,954	$8.00	4,590,939	$8.51

The following table summarizes the range of exercise prices and weighted average exercise prices for options outstanding and exercisable at November 30, 2002 under the Company’s stock option plans:

	Outstanding Options			Exercisable Options
Range Of Exercise Price	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Number	Weighted Average Exercise Price
$4.56 — $5.99	1,126,709	$5.42	4.6	915,519	$5.48
$6.00 — $6.99	796,329	$6.53	7.1	482,329	$6.53
$7.00 — $7.99	1,198,055	$7.58	5.3	1,016,325	$7.60
$8.00 — $8.99	2,370,577	$8.45	7.2	1,582,810	$8.58
$9.00 — $14.37	697,297	$13.59	5.3	697,297	$13.59

Total	6,188,967	$8.06	6.1	4,694,280	$8.30

There were 3,899,090 and 3,246,666 stock options exercisable with weighted average prices of $8.45 and $8.52 at November 30, 2001 and 2000 respectively.

Note Q—Common Stock

At November 30, 2002, approximately 7.3 million shares of $.10 par value common stock were reserved for future issuance upon exercise of options and for payments of awards under stock-based compensation plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note R—Business Segment Information

Segment information has been prepared in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures About Segments of an Enterprise and Related Information.” The Company’s three reportable segments were determined based on products and services provided by each operating segment. Accounting policies of the segments are the same as those described in the summary of significant accounting policies. During the third quarter of fiscal 2003, the Company separated its Building Products segment from its Decorative & Building Products segment to reflect how management currently evaluates the operating performance of its business segment. The Company’s historical information for 2002, 2001 and 2000 has been restated to conform to the current presentation.

The Company’s three reportable business segments are: Performance Chemicals, Decorative Products and Building Products. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately based on fundamental differences in their operations. Management reviews the performance of the business segments excluding restructuring and severance costs in assessing the performance of and making decisions regarding the allocation of resources to the business segments. Management believes that providing this information in this manner is essential to providing the Company’s shareholders with an understanding of the Company’s business and operating performance.

The Performance Chemicals segment produces a broad range of emulsion polymers and specialty chemicals based primarily on styrene butadiene, styrene butadiene acrylonitrile, vinyl acetate, acrylic, styrene acrylic, vinyl acrylic, glyoxal, and fluorochemical chemistries. The segment’s custom-formulated products include coatings, binders and adhesives, which are used in paper, carpet, nonwovens, textiles, construction, floor care, tape, tires, plastic parts and various other specialty chemical applications. Its products provide a variety of functional properties to enhance the Company’s customers’ products, including greater strength, adhesion, dimensional stability, water resistance, flow and leveling, improved processibility and enhanced appearance.

The Decorative Products segment develops, designs, produces and markets a broad line of decorative and functional surfacing products, including commercial wallcoverings, coated and performance fabrics, printed and solid color surface laminates and industrial films. These products are used in numerous applications, including building refurbishment and remodeling, new construction, furniture, cabinets, transportation, manufactured housing, retail display, consumer electronics, flooring and home furnishings.

The Building Products segment provides single-ply roofing systems for the new and replacement commercial roofing markets. The roofing systems are used for various structures including office complexes, shopping malls, stadiums, schools and governmental buildings.

No one customer accounted for 10 percent or more of consolidated sales.

Segment operating profit represents net sales less applicable costs, expenses and provisions for restructuring and severance costs relating to operations. Segment operating profit excludes unallocated corporate headquarter income and expenses, provisions for corporate headquarter restructuring and severance, interest expense and income taxes. Corporate headquarter income and expense includes the cost of providing and maintaining our corporate headquarter functions, including salaries, rent, travel and entertainment expenses, depreciation, utility costs, outside services and amortization of deferred financing costs. For 2001 and 2000, corporate expenses allocated to the business segments were adjusted by $3.0 million to better reflect costs related to the business segments and for comparability to 2002. The following table sets forth a summary of operations by segment and a reconciliation of segment sales to consolidated sales and segment operating profit to consolidated (loss) income before taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note R—Business Segment Information (Continued)

BUSINESS SEGMENT INFORMATION

	2002	2001	2000
	(Dollars in millions)
Net Sales
Performance Chemicals	$299.4	$320.9	$343.5
Decorative Products	288.7	302.8	323.9
Building Products	93.1	113.3	105.9

	$681.2	$737.0	$773.3

Income:
Performance Chemicals (PC)
Operating profit	$19.9	$18.8	$3.7
Restructuring and severance(1)	2.2	(14.4)	—

PC segment operating profit	$22.1	$4.4	$3.7
Decorative Products (DP)
Operating profit (loss)	$7.2	$17.8	$38.0
Restructuring and severance(2)	.1	.7	(.3)

DP segment operating profit (loss)	$7.3	$18.5	$37.7
Building Products (BP)
Operating profit (loss)	$(4.9)	$(4.5)	$.4
Restructuring and severance	—	—	—

BP segment operating profit (loss)	$(4.9)	$(4.5)	$.4

Total segment operating profit (loss)	24.5	18.4	41.8
Interest expense	(8.1)	(14.0)	(14.7)
Corporate other income (expense), net	(5.1)	(6.1)	(6.7)
Corporate expenses	(4.1)	(5.2)	(9.0)
Corporate restructuring and severance	.3	(3.9)	(3.5)
Spin-off related costs	—	(.1)	(.6)

Income (Loss) Before Income Taxes	$7.5	$(10.9)	$7.3

Total Assets
Performance Chemicals	$139.0	$258.9	$266.1
Decorative Products	228.4	270.5	276.9
Building Products	27.2	33.4	25.5
Corporate	71.5	76.3	79.0

	$466.1	$639.1	$647.5

Capital Expenditures
Performance Chemicals	$4.2	$5.5	$13.0
Decorative Products	6.6	7.0	13.1
Building Products	.2	7.0	8.9
Corporate	.1	—	.3

	$11.1	$19.5	$35.3

Depreciation and Amortization
Performance Chemicals	$13.3	$16.5	$16.5
Decorative Products	13.8	16.3	15.7
Building Products	1.2	.6	.1
Corporate	.5	.9	1.0

	$28.8	$34.3	$33.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note R—Business Segment Information (Continued)

The Company’s operations are located primarily in the United States and Europe. Inter-area sales are not significant to the total sales of any geographic area.

GEOGRAPHIC INFORMATION

	2002	2001	2000
	(Dollars in millions)
Net Sales
United States	$594.7	$643.8	$672.3
United States export sales	33.3	31.8	35.5
Europe	53.0	61.1	65.0
Asia	.2	.3	.5

	$681.2	$737.0	$773.3

Segment Operating Profit (Loss)
United States	$25.3	$14.5	$37.4
Europe	(2.3)	2.7	3.7
Asia	1.5	1.2	.7

	$24.5	$18.4	$41.8

Total Assets
United States	$366.6	$499.8	$495.0
Europe	80.9	121.6	135.4
Asia	18.6	17.7	17.1

	$466.1	$639.1	$647.5

Long-Lived Assets
United States	$218.3	$337.6	$353.2
Europe	50.4	89.8	93.6
Asia	1.0	1.1	1.2

	$269.7	$428.5	$448.0

Unconsolidated Asian Joint Ventures
Net sales	$55.1	$50.6	$44.1
Net income	$2.0	$2.1	$1.1
Total assets	$46.0	$54.6	$51.7
Total liabilities	$12.6	$23.5	$22.4

Note S—Subsequent Event

On January 29, 2003, the Company announced a restructuring program that has resulted in a workforce reduction of approximately 70 employees or 7 percent of its domestic salaried workforce. The Company will accrue a restructuring provision of approximately $1.4 million primarily in its first quarter of fiscal 2003. All business segments and the Corporate Headquarters have been affected by the restructuring effort. The Company anticipates that these workforce reductions, as well as other expense reduction initiatives, will result in annualized savings of approximately $8.0 million.

OMNOVA SOLUTIONS INC.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended August 31,		Nine Months Ended August 31,
	2003	2002	2003	2002
	(Dollars in millions, except per share data)
Net Sales	$176.8	$177.6	$506.8	$508.9

Costs and Expenses
Cost of products sold	134.8	132.3	383.3	367.5
Selling, general and administrative	34.0	35.0	102.9	106.1
Depreciation and amortization	6.7	7.3	20.3	21.8
Interest expense	5.3	1.7	10.2	6.1
Other expense (income), net	.2	1.0	2.2	2.7
Restructuring and severance	6.2	(.2)	7.3	(2.2)
Deferred financing costs write-off	—	—	3.1	—

	187.2	177.1	529.3	502.0

(Loss) Income Before Income Taxes	(10.4)	.5	(22.5)	6.9
Income tax expense	.2	—	—	.4

(Loss) Income Before Cumulative Effect of Accounting Change	(10.6)	.5	(22.5)	6.5
Cumulative Effect of Accounting Change	—	—	—	(142.5)

Net (Loss) Income	$(10.6)	$.5	$(22.5)	$(136.0)

Basic (Loss) Earnings Per Share
(Loss) Earnings before cumulative effect of accounting change	$(.27)	$.01	$(.56)	$.17
Cumulative effect of accounting change	—	—	—	(3.60)

Net (Loss) Earnings Per Basic Share	$(.27)	$.01	$(.56)	$(3.43)

Diluted (Loss) Earnings Per Share
(Loss) Earnings before cumulative effect of accounting change	$(.27)	$.01	$(.56)	$.16
Cumulative effect of accounting change	—	—	—	(3.57)

Net (Loss) Earnings Per Diluted Share	$(.27)	$.01	$(.56)	$(3.41)

See notes to the unaudited interim condensed consolidated financial statements.

OMNOVA SOLUTIONS INC.

Condensed Consolidated Balance Sheets

(Unaudited)

	August 31, 2003	November 30, 2002
	(Dollars in millions)
Assets:
Current Assets
Cash and cash equivalents	$15.3	$8.4
Accounts receivable, net	101.7	42.8
Inventories	54.8	48.3
Deferred income taxes	11.8	11.8
Prepaid expenses and other	4.2	4.8

Total Current Assets	187.8	116.1

Property, plant and equipment, net	177.2	193.0
Goodwill, net	41.2	41.1
Trademarks and other intangible assets, net	31.8	35.6
Prepaid pension	57.1	55.4
Other assets	28.4	24.9

Total Assets	$523.5	$466.1

Liabilities And Shareholders’ Equity:
Current Liabilities
Current portion of long-term debt	$—	$6.0
Accounts payable	79.1	83.7
Accrued payroll and personal property taxes	13.1	14.0
Other current liabilities	18.3	11.6

Total Current Liabilities	110.5	115.3

Long-term debt	211.5	126.5
Postretirement benefits other than pensions	51.3	51.4
Deferred income taxes	11.1	11.8
Other liabilities	12.5	13.9

Shareholders’ Equity
Preference stock - $1.00 par value; 15 million shares authorized; none outstanding	—	—
Common stock - $0.10 par value; 135 million shares authorized; 41.9 million shares issued; 40.0 million shares outstanding in 2003 and 39.6 million shares outstanding in 2002	4.2	4.2
Additional contributed capital	309.3	309.3
Retained deficit	(170.5)	(148.0)
Treasury stock at cost; 1.9 and 2.1 million shares in 2003 and 2002	(12.8)	(13.3)
Accumulated other comprehensive loss	(3.6)	(5.0)

Total Shareholders’ Equity	126.6	147.2

Total Liabilities and Shareholders’ Equity	$523.5	$466.1

See notes to the unaudited interim condensed consolidated financial statements.

OMNOVA SOLUTIONS INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended August 31,
	2003	2002
	(Dollars in millions)
Operating Activities
Net loss	$(22.5)	$(136.0)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Cumulative effect of change in accounting principle	—	142.5
Depreciation, amortization and (gain)/loss on sale of fixed assets	19.1	19.8
Write-off of deferred financing costs	3.1	—
Write-down of fixed assets and intangible assets	5.2	—
Changes in operating assets and liabilities:
Current assets	(64.7)	4.1
Current liabilities	1.7	(2.2)
Other noncurrent assets	(.9)	(7.5)
Other noncurrent liabilities	(1.3)	(1.9)

Net Cash (Used In) Provided By Operating Activities	(60.3)	18.8

Investing Activities
Capital expenditures	(6.3)	(7.7)
Proceeds from asset dispositions	1.9	.8

Net Cash Used In Investing Activities	(4.4)	(6.9)

Financing Activities
Long-term debt incurred	302.9	75.0
Long-term debt paid	(382.9)	(86.3)
Issuance of notes	165.0	—
Net short-term debt paid	(6.0)	(1.5)
Other	(7.5)	.7

Net Cash Provided By (Used In) Financing Activities	71.5	(12.1)
Effect of exchange rate changes on cash	.1	.3

Net Increase in Cash and Cash Equivalents	6.9	.1
Cash and equivalents at beginning of year	8.4	8.5

Cash And Cash Equivalents At End Of Period	$15.3	$8.6

Supplemental Cash Flow Information
Cash paid during the period:
Interest	$5.3	$6.4
Income taxes	$—	$—

See notes to the unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AUGUST 31, 2003

Note A – Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-Q and Article 10 of Regulation S-X and, therefore, do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim statements should be read in conjunction with the financial statements and notes thereto included in the OMNOVA Solutions Inc. (OMNOVA Solutions or the Company) Annual Report on Form 10-K for the fiscal year ended November 30, 2002.

OMNOVA Solutions is an innovator of emulsion polymers and specialty chemicals, decorative and functional surfaces and single-ply roofing systems for a variety of commercial, industrial and residential end uses. The Company’s products provide critical performance and aesthetic attributes to materials that people use daily. Over 75 percent of the Company’s sales are generated in product categories in which the Company maintains leading positions. OMNOVA’s leading positions have been built through innovative products, customized product solutions, strong brands, strong technical expertise, well-established distribution channels and long-standing customer relationships. The Company offers over 1,000 products, which helps its more than 2,000 customers differentiate their products in the marketplace. The Company utilizes 18 strategically located manufacturing, marketing, development and design facilities in North America, Europe and Asia to service its broad customer base. The Company was formed as a result of the spin-off of the OMNOVA Solutions business from GenCorp Inc. on September 30, 1999.

All normal recurring accruals and adjustments which are, in the opinion of management, considered necessary for a fair presentation of the unaudited results for the nine month periods ended August 31, 2003 and 2002 have been reflected. The results of operations for the nine month period ended August 31, 2003 are not necessarily indicative, if annualized, of those to be expected for the full fiscal year.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Effective December 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 142, “Goodwill and Other Intangible Assets.” Upon adoption during the first quarter of fiscal 2002, the Company recorded a transitional impairment loss of $142.5 million as a cumulative effect of an accounting change. There have been no impairment losses recorded during the first nine months of fiscal 2003. September 1 is the Company’s measurement date for goodwill and other indefinite lived intangible asset impairment.

Segment operating profit represents net sales less applicable costs, expenses and provisions for restructuring and severance costs relating to operations. Segment operating profit excludes unallocated corporate headquarter income and expenses, provisions for corporate restructuring and severance, interest expense and income taxes. Corporate headquarter income and expense includes the cost of providing and maintaining the corporate headquarter functions, including salaries, rent, travel and entertainment expenses, depreciation, utility costs, outside services and amortization of deferred financing costs.

Certain reclassifications have been made to conform prior year’s data to the current presentation.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—Continued

Note B – Restructuring and Severance

The Company recorded a restructuring and severance charge of $6.2 million during the third quarter of fiscal 2003. The charge consisted primarily of $5.4 million related to the Company’s decision to exit its heat transfer product line and $0.8 million related to other restructuring actions.

Due to decreased demand and a continuing trend of offshore sourcing, the Decorative Products segment began the process of exiting the heat transfer product line during the third quarter of fiscal 2003. This action is expected to be completed by the end of the fourth quarter of fiscal 2003. The Company estimates the entire charge for exiting the heat transfer product line and the associated restructuring will approximate $7.5 million, of which $1.8 million will be cash related. The Company estimates that approximately 60 employees will be terminated as a result of this action resulting in severance expense of $0.7 million. As of August 31, 2003, 22 employees have been affected by this action. During the third quarter of fiscal 2003, the Company wrote-off $3.3 million of fixed assets, $1.7 million of intangible assets and $0.2 million of other assets and recorded severance expense of $0.2 million related to exiting the heat transfer product line. The Decorative Products segment also recorded $0.3 million of severance expense for other employee reductions. The Company anticipates recording an additional charge of $1.3 million during the fourth quarter of fiscal 2003 related to this restructuring.

In addition, the Company recorded $0.2 million of severance expense and $0.3 million of shut-down costs related to the restructuring program initiated in the first quarter of fiscal 2003. The Company expects this restructuring to be substantially complete at the end of fiscal 2003. As of August 31, 2003, 73 employees had been affected by this restructuring.

A reconciliation of the Company’s reserves related to severance activities implemented in fiscal 2003 is as follows:

	May 31, 2003	Third Quarter		August 31, 2003
(Dollars in millions)		Provision	Payments
Decorative Products	$.8	$.7	$.2	$1.3
Performance Chemicals	.3	—	.3	—
Corporate	.1	—	.1	—

Total	$1.2	$.7	$.6	$1.3

Note C – Inventories

Inventories are stated at the lower of cost or market value. A portion of the inventories is priced by use of the last-in, first-out (LIFO) method using various dollar value pools. Interim LIFO determinations involve management’s judgments of expected year-end inventory levels. The remaining portion of inventories are stated using the first-in, first-out (FIFO) method. Components of inventory are as follows:

(Dollars in millions)	August 31, 2003	November 30, 2002
Raw materials and supplies	$17.0	$16.0
Work-in-process	5.2	2.9
Finished products	63.0	57.9

Approximate replacement cost of inventories	85.2	76.8
LIFO reserve	(17.5)	(17.5)
Other reserves	(12.9)	(11.0)

Inventories	$54.8	$48.3

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—Continued

Note D – Long-Term Debt

On May 28, 2003, the Company issued $165 million of 11.25% Senior Secured Notes (Notes) due June 1, 2010. The Notes are secured by all real property and equipment relating to the Company’s ten principal domestic manufacturing facilities. The Company has the option to redeem the Notes after May 31, 2007 at a premium. Interest on the Notes will be paid semi-annually on June 1st and December 1st commencing on December 1, 2003. The Company used the proceeds from this offering to repay outstanding amounts under its existing revolving credit facility, to terminate its receivables sale program and to pay related fees and expenses.

In addition, on May 28, 2003, the Company entered into a $100 million, three-year senior secured revolving credit facility (Facility). The Facility includes a $15 million sublimit for the issuance of commercial and standby letters of credit and a $10 million sublimit for swingline loans. Borrowings under the Facility are limited to a borrowing base based upon customary advance rates for eligible accounts receivable and inventory. Borrowings under the Facility are secured by domestic accounts receivable, inventory and intangible assets. The Facility requires the Company to meet certain financial covenants relating to minimum excess availability and a fixed charge coverage ratio. The Company was in compliance with all financial covenants at August 31, 2003.

Advances under the Facility bear interest, at the Company’s option, at either an alternate base rate or a eurodollar rate, in each case plus an applicable margin. The alternate base interest rate is a fluctuating rate equal to the higher of the lender’s prime rate and the Federal Funds Effective rate plus 50 basis points. The applicable margin for the alternate base rate will vary from 1.1875% to 1.75% depending on the Company’s fixed charge coverage ratio and was 1.5% at August 31, 2003. The eurodollar rate is a periodic fixed rate equal to LIBOR. The applicable margin for the eurodollar rate will vary from 2.625% to 3.25% depending on the Company’s fixed charge coverage ratio and was 3.0% at August 31, 2003. The Facility’s average borrowing rate at August 31, 2003 was 4.17%.

The Facility requires a commitment fee based on the unused portion of the Facility. The commitment fee will vary from 0.375% to 0.625% based on the Company’s fixed charge coverage ratio and was 0.5% at August 31, 2003.

At August 31, 2003, the unused and available balance under the Facility was $38.3 million.

Note E – Accounts Receivable Sale

On May 28, 2003, the Company terminated its receivables sale program as a part of the Company’s new debt structure (see Footnote D). The program was a receivables securitization transaction among OMNOVA Receivables Corporation, as Seller, OMNOVA Solutions Inc., as Originator and Servicer, Bank One, NA, as the Financial Institution and Agent, and Falcon Asset Securitization Corporation, a special purpose entity administered by Bank One, NA. The termination resulted in the Company utilizing $47.7 million of its Facility to fund the repurchase of trade accounts receivable. At November 30, 2002, the program was utilized for $55.1 million. The related recurring costs of the program were recorded as other expense in the Consolidated Statements of Operations and totaled $0.7 million and $1.1 million for the nine month periods ended August 31, 2003 and 2002, respectively. The proceeds from the sale were used to reduce borrowings under committed lines of credit.

Note F – Product Warranties

The Company provides product warranties on its roofing products. The Company’s policy for product warranties is to review the warranty reserve on an on-going basis for specifically identified or new matters and to perform a detailed study of the reserve on a semi-annual basis to adjust for estimated future costs associated with any open warranty year. The reserve is a highly sensitive estimate based on historical costs and failure rates. A change in these factors could result in a significant change in the reserve balance. The Company does not record any deferred revenue relating to product warranties.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—Continued

Note F – Product Warranties (continued)

The reconciliation of the warranty reserve for the three and nine month periods ended August 31, 2003 and 2002 is as follows:

	Three Months Ended August 31,		Nine Months Ended August 31,
(Dollars in millions)	2003	2002	2003	2002
Beginning balance	$13.7	$12.2	$14.3	$12.3
Warranty provision	1.2	1.6	3.0	4.2
Warranty payments	(2.3)	(2.0)	(4.7)	(4.7)

Ending balance	$12.6	$11.8	$12.6	$11.8

Note G – Earnings Per Share

The following table sets forth a reconciliation of the numerator and denominator used in the basic and diluted earnings per share and the computation of basic and diluted earnings per share:

	Three Months Ended August 31,		Nine Months Ended August 31,
	2003	2002	2003	2002
	(Dollars in millions, except per share data)
Numerator
(Loss) income before cumulative effect of accounting change	$(10.6)	$.5	$(22.5)	$6.5
Cumulative effect of accounting change	—	—	—	(142.5)

Net (loss) income	$(10.6)	$.5	$(22.5)	$(136.0)

	(Shares in millions)
Denominator
Denominator for basic earnings per share – weighted average shares outstanding	40.0	39.7	39.9	39.6
Effect of dilutive employee stock options	—	.2	—	.3

Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	40.0	39.9	39.9	39.9

Basic Earnings Per Share:
(Loss) earnings before cumulative effect of accounting change	$(.27)	$.01	$(.56)	$.17
Cumulative effect of accounting change	—	—	—	(3.60)

Net (loss) earnings	$(.27)	$.01	$(.56)	$(3.43)

Diluted Earnings Per Share:
(Loss) earnings before cumulative effect of accounting change	$(.27)	$.01	$(.56)	$.16
Cumulative effect of accounting change	—	—	—	(3.57)

Net (loss) earnings	$(.27)	$.01	$(.56)	$(3.41)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—Continued

Note H – Stock-Based Employee Compensation

The following table displays a reconciliation of accounting under the intrinsic value method under APB 25 as compared to the fair value method under SFAS 123 for the three and nine months ended August 31, 2003 and 2002:

	Three Months Ended August 31,		Nine Months Ended August 31,
(Dollars in millions, except per share data)	2003	2002	2003	2002
Net (loss) income as reported	$(10.6)	$.5	$(22.5)	$(136.0)
Add: Stock-based employee compensation expense included in reported net (loss) income	—	—	—	—
Deduct: Stock-based compensation under fair value method, net of tax	(.7)	(.7)	(2.1)	(2.1)

Pro forma net (loss) including option cost under fair value method	$(11.3)	$(.2)	$(24.6)	$(138.1)

Basic (loss) earnings per share as reported	$(.27)	$.01	$(.56)	$(3.43)
Pro forma basic (loss) earnings per share	$(.28)	$—	$(.61)	$(3.48)
Diluted (loss) earnings per share as reported	$(.27)	$.01	$(.56)	$(3.41)
Pro forma diluted (loss) earnings per share	$(.28)	$—	$(.61)	$(3.46)

Note I – Comprehensive Income

The components of total comprehensive (loss) income were as follows:

	Three Months Ended August 31,		Nine Months Ended August 31,
(Dollars in millions)	2003	2002	2003	2002
Net (loss) income	$(10.6)	$.5	$(22.5)	$(136.0)
Foreign currency translation adjustment, net of tax	(1.7)	4.1	1.4	3.8

Comprehensive (loss) income	$(12.3)	$4.6	$(21.1)	$(132.2)

Note J – Contingencies

On October 12, 2000, a group of former GenCorp Inc. employees who retired from GenCorp facilities filed a purported class action lawsuit in Federal District Court for the Northern District of Ohio against GenCorp Inc. and the Company, and certain retiree medical plans of both companies, seeking certain retiree medical benefits. The retirees seek to certify a class consisting of all eligible retirees at 12 plants formerly represented by the United Rubber Workers. Plaintiffs claims are based primarily on certain GenCorp labor agreements, which expired in the mid-1990’s or earlier and, GenCorp’s adoption of a replacement retiree health care plan that capped benefit levels. The matter is currently in the discovery stage. The Company cannot estimate the amount of retiree medical benefits sought by the plaintiffs at this time. The Company believes that it has meritorious defenses to this lawsuit as well as a right to indemnification from GenCorp. The Company believes that the likelihood that it will incur any liability in this matter materially affecting its consolidated financial condition is remote.

The Company is subject to various other legal actions, governmental investigations and proceedings relating to a wide range of matters. In the opinion of management, after reviewing the information which is currently available with respect to these matters and consulting with legal counsel, any liability which may ultimately be incurred with respect to these matters will not materially affect the consolidated financial condition of the Company. The effect of resolution of these matters on results of operations cannot be predicted because any such effect depends on both future results of operations and the amount and timing of the resolution of such matters.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—Continued

Note K – Segments

Segment information has been prepared in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures About Segments of an Enterprise and Related Information.” The Company’s three reportable segments were determined based on products and services provided by each operating segment. Accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company’s three reportable business segments are: Performance Chemicals, Decorative Products and Building Products. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately based on fundamental differences in their operations. Management reviews the performance of the business segments excluding restructuring and severance costs in assessing the performance of and making decisions regarding the allocation of resources to the business segments. Management believes that providing this information in this manner is essential to providing the Company’s shareholders with an understanding of the Company’s business and operating performance.

The Performance Chemicals segment produces a broad range of emulsion polymers and specialty chemicals based primarily on styrene butadiene, styrene butadiene acrylonitrile, vinyl acetate, acrylic, styrene acrylic, vinyl acrylic, glyoxal, and fluorochemical chemistries. The segment’s custom-formulated products include coatings, binders and adhesives, which are used in paper, carpet, nonwovens, textiles, construction, floor care, tape, tires, plastic parts and various other specialty chemical applications. Its products provide a variety of functional properties to enhance the Company’s customers’ products, including greater strength, adhesion, dimensional stability, water resistance, flow and leveling, improved processibility and enhanced appearance.

The Decorative Products segment develops, designs, produces and markets a broad line of decorative and functional surfacing products, including commercial wallcoverings, coated and performance fabrics, printed and solid color surface laminates and industrial films. These products are used in numerous applications, including building refurbishment and remodeling, new construction, furniture, cabinets, transportation, manufactured housing, retail display, consumer electronics, flooring and home furnishings.

The Building Products segment provides single-ply roofing systems for the new and replacement commercial roofing markets. The roofing systems are used for various structures including office complexes, shopping malls, stadiums, schools and governmental buildings.

No one customer accounted for 10 percent or more of consolidated sales.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—Continued

Note K – Segments (Continued)

Segment operating profit represents net sales less applicable costs, expenses and provisions for restructuring and severance costs relating to operations. Segment operating profit excludes unallocated corporate headquarter income and expenses, provisions for corporate restructuring and severance, interest expense and income taxes. Corporate headquarter income and expense includes the cost of providing and maintaining the corporate headquarter functions, including salaries, rent, travel and entertainment expenses, depreciation, utility costs, outside services and amortization of deferred financing costs. The following table sets forth a summary of operations for the three and nine month periods ended August 31, 2003 and 2002 by segment and a reconciliation of segment sales to consolidated sales and segment operating (loss) profit to consolidated (loss) income before taxes:

	Three Months Ended August 31,		Nine Months Ended August 31,
	2003	2002	2003	2002
	(Dollars in millions)
Net Sales
Performance Chemicals	$85.5	$76.1	$243.2	$222.4
Decorative Products	62.4	75.1	194.6	217.5
Building Products	28.9	26.4	69.0	69.0

	$176.8	$177.6	$506.8	$508.9

Income (Loss)
Performance Chemicals (PC)
Operating profit	$5.4	$3.2	$9.1	$16.2
Restructuring and severance	—	—	(.4)	2.1

PC segment operating profit	5.4	3.2	8.7	18.3
Decorative Products (DP)
Operating (loss) profit	(3.3)	1.6	(5.1)	5.0
Restructuring and severance	(6.2)	.2	(6.7)	(.2)

DP segment operating (loss) profit	(9.5)	1.8	(11.8)	4.8
Building Products (BP)
Operating profit (loss)	1.1	(.5)	1.6	(2.3)
Restructuring and severance	—	—	(0.1)	—

BP segment operating profit (loss)	1.1	(.5)	1.5	(2.3)

Total Segment Operating (Loss) Profit	$(3.0)	$4.5	$(1.6)	$20.8
Interest expense	(5.3)	(1.7)	(10.2)	(6.1)
Corporate expense	(2.1)	(2.3)	(7.5)	(8.1)
Restructuring and severance	—	—	(.1)	.3
Deferred financing costs write-off	—	—	(3.1)	—

(Loss) Income Before Taxes	$(10.4)	$.5	$(22.5)	$6.9

INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended November 30, 2002	P-2
Unaudited Pro Forma Consolidated Statement of Operations for the Nine Months Ended August 31, 2003	P-3

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements, or pro forma statements, give effect to the offering of the outstanding notes, the termination of our receivables sale program, the repayment of all amounts outstanding under our old credit facility and our initial borrowings under our new credit facility, dated May 28, 2003, on our historical results of operations. The historical financial information set forth below has been derived from, and should be read in conjunction with, our financial statements, which are included elsewhere in this prospectus.

The pro forma statements give effect to the offering of our outstanding notes and the related transactions as if the transactions had been consummated as of the beginning of the year or period, as applicable.

The pro forma statements are provided for informational purposes only and do not purport to represent what our results of operations actually would have been had the offering of our outstanding notes and related transactions and other pro forma adjustments occurred on the dates indicated. Additionally, the pro forma statements are not necessarily indicative of our future results of operations.

OMNOVA SOLUTIONS INC.

Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended November 30, 2002

(dollars in millions)

	Historical 2002	Adjustments(1)		Pro Forma(1) 2002
Statement of operations data:
Net sales	$681.2	$—		$681.2
Costs and expenses:
Cost of products sold	$496.8	$—		$496.8
Selling, general and administrative	140.3	—		140.3
Depreciation and amortization	28.8	—		28.8
Interest expense	8.1	12.4	(a)	20.5	(a)
Other expense (income), net	2.3	(1.4	)(b)	0.9	(b)
Restructuring and severance	(2.6)	—		(2.6)

Total	$673.7	$11.0		$684.7

Loss before income taxes	$7.5	$(11.0)		$(3.5)
Income tax expense	0.5	—	(c)	0.5	(c)

Income (loss) before cumulative effect of accounting change	$7.0	$(11.0)		$(4.0)

OMNOVA SOLUTIONS INC.

Unaudited Pro Forma Consolidated Statement of Operations

for the Nine Months Ended August 31, 2003

(dollars in millions)

	Nine Months Ended August 31, 2003	Adjustments(2)		Pro Forma(2) Nine Months Ended August 31, 2003

Statement of operations data: Net sales	$506.8	$—		$506.8
Costs and expenses:
Cost of products sold	$383.3	$—		$383.3
Selling, general and administrative	102.9	—		102.9
Depreciation and amortization	20.3	—		20.3
Interest expense	10.2	4.9	(a)	15.1	(a)
Other expense (income), net	2.2	(0.9	)(b)	1.3	(b)
Restructuring and severance	7.3	—		7.3
Deferred financing costs write-off	3.1	(3.1)		—

Total	$529.3	$0.9		$530.2

Loss before income taxes	$(22.5)	$(0.9)		$(23.4)
Income tax benefit	—	—		—

Net loss	$(22.5)	$(0.9)		$(23.4)

(1)	Pro forma fiscal 2002 has been adjusted to give effect to (i) the offering of our outstanding notes, (ii) the termination of our receivables sale program, (iii) the repayment of all amounts outstanding under our old credit facility and (iv) initial borrowings under our new credit facility. The line items have been adjusted as follows:

(a)	Interest expense has been adjusted for the issuance of $165.0 million aggregate principal amount of senior secured notes at an interest rate of 11.25% and an average of $45.5 million of borrowings for the period under our new credit facility at an assumed rate of 4.3%. The new credit facility’s borrowing rate is variable, and the borrowings are at LIBOR plus 300 basis points as of August 31, 2003. An increase of 1/8 of 1% on the borrowing rate will affect interest expense by less than $0.1 million.
(b)	Other expense (income), net has been adjusted for the elimination of the cost of the receivables sale program of $1.5 million, the elimination of existing amortization of deferred financing costs of $1.0 million and additional amortization of deferred financing costs of $1.1 million associated with our outstanding notes and our new credit facility.
(c)	Although pro forma income before taxes is in a loss position, due to separate legal entity filing requirements at the local country level, a tax expense of $0.5 million is required.

(2)	Pro forma for the nine months ended August 31, 2003 has been adjusted to give effect to (i) the offering of our outstanding notes, (ii) the termination of our receivables sale facility, (iii) the repayment of all amounts outstanding under our old credit facility and (iv) initial borrowings under our new credit facility. The line items have been adjusted as follows:

(a)	Interest expense has been adjusted for the issuance of $165.0 million aggregate principal amount of senior secured notes at an interest rate of 11.25% and an average of $36.8 million of borrowings for the period under our new credit facility at an assumed rate of 4.3%. The new credit facility’s borrowing rate is variable, and the borrowings are at LIBOR plus 300 basis points as of August 31, 2003. An increase of 1/8 of 1% on the borrowing rate will affect interest expense by approximately $0.1 million.
(b)	Other expense (income), net has been adjusted for the elimination of the cost of the receivables sale program of $0.7 million and a reduction of amortization of deferred financing costs of $0.2 million.

PROSPECTUS

$165,000,000

11 1/4% Senior Secured Notes due 2010

                    , 2003

PART II

Item 20.    Indemnification of Directors and Officers

Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees and agents for settlements, fines or judgments in the context of derivative suits. However, it provides that directors (but not officers, employees or agents) are entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that the director’s act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Ohio law does not authorize payment of judgments to a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is permitted, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation’s articles, code of regulations or by contract except with respect to the advancement of expenses of directors.

Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

Our code of regulations provides that we shall indemnify, to the full extent then permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member of our board of directors or our officer, employee or agent, or is or was serving at our request as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful.

In addition, our code of regulations provides that we shall pay, to the full extent the required by law, expenses, including attorney’s fees, incurred by a member of our board of directors in defending such action, suit or proceeding as they are incurred, in advance of the final disposition thereof, and may pay, in the same manner and to the full extent permitted by law, such expenses incurred by any other person. Our indemnification and payment, is not exclusive of, and shall be in addition to, any other rights the indemnified parties have under law, the Articles of Incorporation, any agreements, vote of shareholders or disinterested members of the board of directors or otherwise.

Under the terms of our directors’ and officers’ liability and company reimbursement insurance policy, our directors and officers are insured against certain liabilities, including liabilities arising under the Securities Act of 1933.

Item 21.    Exhibits

The following is a list of all exhibits filed as part of this registration statement on Form S-4, including those incorporated by reference.

Exhibit Number		Description of Exhibits

3.1		Articles of Incorporation of OMNOVA Solutions Inc., incorporated by reference to OMNOVA’s Registration Statement on Form 10 filed July 9, 1999 (File No. 1-15147).

3.2		Regulations of OMNOVA Solutions Inc., incorporated by reference to OMNOVA’s Registration Statement on Form 10 filed July 9, 1999 (File No. 1-15147).

4.1	*	Indenture, dated as of May 28, 2003, by and between OMNOVA, as issuer, and The Bank of New York, as trustee, including the Form of OMNOVA’s 11 1/4% Senior Secured Notes due June 1, 2010.

4.2	*

Registration Rights Agreement, dated as of May 28, 2003, by and among OMNOVA Solutions Inc. and Deutsche Bank Securities Inc., Banc One Capital Markets, Inc. and McDonald Investments Inc., as initial purchasers.

5.1	*	Opinion of Jones Day.

12.1		Ratio of Earnings to Fixed Charges.

23.1		Consent of Ernst & Young LLP.

23.2	*	Consent of Jones Day (included in Exhibit 5.1).

24.1	*	Power of Attorney.

25.1	*	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1.

99.1	*	Letter of Transmittal.

99.2	*	Notice of Guaranteed Delivery.

99.3	*	Letter regarding Exchange Offer.

99.4	*	Letter to The Depository Trust Company Participants.

*	Previously filed.

Item 22.    Undertakings

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(b) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 and 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused amendment no. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairlawn, State of Ohio, on October 24, 2003.

OMNOVA SOLUTIONS INC.

By:	/S/ MICHAEL E. HICKS
Michael E. Hicks Senior Vice President and Chief Financial Officer; Treasurer

Pursuant to the requirements of the Securities Act of 1933, amendment no. 2 to this registration statement has been signed below by the following persons in the capacities indicated as of October 24, 2003:

Signatures	Title

* Kevin M. McMullen	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

/s/ MICHAEL E. HICKS Michael E. Hicks	Senior Vice President and Chief Financial Officer; Treasurer (Principal Financial Officer and Principal Accounting Officer)

* Edward P. Campbell	Director

* David A. Daberko	Director

* David R. Holmes	Director

* Diane E. McGarry	Director

* Steven W. Percy	Director

* Dr. R. Byron Pipes	Director

* William R. Seelbach	Director

*  The undersigned by signing his name hereto does sign and execute amendment no. 2 to this registration statement pursuant to the Powers of Attorney executed by the above-named directors and officers of the registrant, which are being filed herewith on behalf of such directors and officers.

By:	/S/ MICHAEL E. HICKS	October 24, 2003
Michael E. Hicks Attorney-in-Fact

Exhibit Index

Exhibit Number		Description of Exhibits

3.1		Articles of Incorporation of OMNOVA Solutions Inc., incorporated by reference to OMNOVA’s Registration Statement on Form 10 filed July 9, 1999 (File No. 1-15147).

3.2		Regulations of OMNOVA Solutions Inc., incorporated by reference to OMNOVA’s Registration Statement on Form 10 filed July 9, 1999 (File No. 1-15147).

4.1	*	Indenture, dated as of May 28, 2003, by and between OMNOVA, as issuer, and The Bank of New York, as trustee, including the Form of OMNOVA’s 11 1/4% Senior Secured Notes due June 1, 2010.

4.2	*

Registration Rights Agreement, dated as of May 28, 2003, by and among OMNOVA Solutions Inc. and Deutsche Bank Securities Inc., Banc One Capital Markets, Inc. and McDonald Investments Inc., as initial purchasers.

5.1	*	Opinion of Jones Day.

12.1		Ratio of Earnings to Fixed Charges.

23.1		Consent of Ernst & Young LLP.

23.2	*	Consent of Jones Day (included in Exhibit 5.1).

24.1	*	Power of Attorney.

25.1	*	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1.

99.1	*	Letter of Transmittal.

99.2	*	Notice of Guaranteed Delivery.

99.3	*	Letter regarding Exchange Offer.

99.4	*	Letter to The Depository Trust Company Participants.

*	Previously filed.